UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

First Business Financial Services, Inc.

(Exact name of registrant as specified in its charter)

Wisconsin	39-1576570

(State or jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 Charmany Drive Madison, WI	53719

(Address of Principal Executive Offices)	(Zip Code)

(608) 238-8008

Registrant’s telephone number, including area code

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01

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Item 1. Business

General

      First Business Financial Services, Inc. (“FBFS” or “the Corporation”) is a registered bank holding company incorporated under the laws of the State of Wisconsin and is engaged in the commercial banking business through its wholly-owned banking subsidiaries First Business Bank and First Business Bank — Milwaukee (referred to as “the Banks”). All of the operations of FBFS are conducted through its Banks and certain subsidiaries of First Business Bank.

      First Business Bank (“FBB”) offers a full line of commercial banking products and services in the greater Madison, Wisconsin area, specifically designed to meet the financial needs of businesses, business owners, executives and professionals. First Business Capital Corp. (“FBCC”) is a wholly-owned subsidiary of FBB operating as an asset-based commercial finance company specializing in providing secured lines of credit as well as term loans on equipment and real estate assets primarily to manufacturers and wholesale distribution companies located throughout the United States. FBCC sells loans to its wholly-owned Nevada subsidiary, FMCC Nevada Corp. (“FMCCNC”). First Madison Investment Corp. (“FMIC”) is an operating subsidiary that is located in and formed under the laws of the state of Nevada. FMIC was organized for the purpose of managing a portion of the Bank’s investment portfolio (primarily mortgage-related securities). First Business Leasing, LLC (“FBL”) purchases certain leases from m2 Lease Funds, LLC (“m2”). m2 is a commercial finance leasing joint venture specializing in the lease of general equipment to small and middle market companies throughout the United States.

      First Business Bank — Milwaukee (“FBB — Milwaukee”) offers a wide range of commercial banking products and services tailored to meet the specific needs of businesses, business owners, executives and professionals in the greater Waukesha, Wisconsin area.

      FBFS, formerly known as First Business Bancshares, Inc. and previously KD Bancshares, Inc., was organized in 1986 for the purposes of becoming a bank holding company of First Business Bank. In June 2000, FBFS purchased a 51% interest in The Business Banc Group Ltd. (“BBG”), a corporation formed to act as a bank holding company owning all the stock of a Wisconsin chartered bank to be newly organized and headquartered in Milwaukee. In June 2004 all shares of BBG stock were successfully exchanged for FBFS stock pursuant to a conversion option. Subsequent to this transaction, BBG was dissolved. This transaction resulted in First Business Bank — Milwaukee becoming a wholly-owned subsidiary of the Corporation.

      In December 2001, FBFS formed FBFS Statutory Trust I (“Trust”), a statutory trust organized under the laws of the State of Connecticut and a wholly-owned financing subsidiary of FBFS. In December 2001, the Trust issued $10.0 million in aggregate liquidation amount of floating rate trust preferred securities in a private placement offering. These securities mature 30 years after issuance and are callable at face value after five years. The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Revised” (“FIN 46 R”) to provide guidance on how to identify a variable interest entity and determine when an entity needs to be included in a company’s consolidated financial statements. As a result of the adoption of FIN 46R in 2004, the Trust will no longer be consolidated by FBFS. See Note 12 to the consolidated financial statements.

      First Business Bank is a state bank that was chartered in 1909 under the name Kingston State Bank. In 1990, FBB relocated its home office to Madison, Wisconsin and opened a banking facility in University Research Park that focused on providing high-quality banking services to small and medium-sized businesses located in Madison and the surrounding area. FBB’s product lines include cash management services, commercial lending, commercial real estate lending, equipment leasing and trust and investment services. In addition, FBB offers professional and executive consumer services including a variety of deposit accounts, personal lines of credit and personal loans.

      First Business Bank — Milwaukee is a state bank that was chartered in 2000 in Wisconsin. The FBB — Milwaukee office is located in Brookfield, Wisconsin. Its focus is on providing high-quality banking services to small and medium-sized businesses located in Waukesha County, Wisconsin, and the surrounding area. FBB — Milwaukee’s product lines include cash management services, commercial lending and commercial real estate lending. In addition, FBB — Milwaukee also offers professional and executive consumer services which include a variety of deposit accounts, personal lines of credit, and personal loans. For a more detailed discussion of loans and underwriting criteria of the Banks, see “Lending” in this section.

      The Corporation maintains a web site at www.fbfinancial.com. This and all of the Corporation’s future filings under the Exchange Act are available through that web site, free of charge, including copies of future Annual Reports on Form 10-K, future Quarterly Reports on Form 10-Q, future Current Reports on Form 8-K and any amendments to those reports, on the date that the Corporation files those materials with, or furnishes them to, the SEC.

Cautionary Factors

      This registration statement contains or incorporates by reference various forward-looking statements concerning the Corporation’s prospects that are based on the current expectations or beliefs of management. Forward-looking statements may also be made by the Corporation from time to time in other reports and documents as well as oral presentations. When used in written documents or oral statements, the words “anticipate,” “believe,” “estimate,” “expect,” “objective” and similar expressions and verbs in the future tense, are intended to identify forward-looking statements. The statements contained herein and such future statements involve or may involve certain assumptions, risks, and uncertainties, many of which are beyond the Corporation’s control that could cause the Corporation’s actual results and performance to differ materially from what is expected. In addition to the assumptions and other factors referenced specifically in connection with such statements, the following factors could impact the business and financial prospects of the Corporation: general economic conditions; legislative and regulatory initiatives; increased competition and other effects of deregulation and consolidation of the financial services industry; monetary and fiscal policies of the federal government; deposit flows; disintermediation; the cost of funds; general market rates of interest; interest rates or investment returns on competing investments; demand for loan products; demand for financial services; changes in accounting policies or guidelines; general economic developments; acts of terrorism and developments in the war on terrorism; and changes in the quality or composition of loan and investment portfolios. See also the factors regarding future operations discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, below.

      Competition. The Banks encounter strong competition in attracting both commercial loan and deposit customers. Such competition includes banks, savings institutions, mortgage banking companies, credit unions, finance companies, mutual funds, insurance companies, brokerage firms and investment banking firms. The Banks’ market areas include branches of several commercial banks that are substantially larger in terms of loans and deposits. Furthermore, tax exempt credit unions operate in most of the Banks’ market areas and aggressively price their products and services to a large portion of the market. The Banks also compete with regional and national financial institutions, many of which have greater liquidity, higher lending limits, greater access to capital, more established market recognition and more resources and collective experience than the Banks. The Corporation’s profitability depends upon the Banks’ continued ability to successfully maintain and increase market share.

      Market Area. One of the primary focal points of the Banks’ business development and marketing strategy is serving the needs of growing, small to medium-sized businesses. The origination of loans secured by real estate and business assets of those businesses is the Banks’ primary business and the principal source of profits. If customer demand for such loans decreases, the Banks’ income could be affected because alternative investments, such as securities, typically earn less income than such loans. Customer demand for these loans could be reduced by a weaker economy, an increase in unemployment, a decrease in real estate values, or an increase in interest rates. Any factors that would adversely affect commercial real estate values in Dane and Waukesha Counties in Wisconsin and surrounding areas in general could be expected to have a similar effect on the earnings and growth potential of the Corporation.

      The principal factors that are used to attract deposit accounts and that distinguish one financial institution from another include rates of return, types of accounts, service fees, convenience of office locations, hours and other services. The primary factors in competing for commercial loans are interest rates, loan fee charges, loan structure and timeliness and quality of service to the borrower.

      Most of the Banks’ loans are to businesses located in or adjacent to Dane and Waukesha Counties in Wisconsin. Any general adverse change in the economic conditions prevailing in these areas could reduce the Banks’ growth rate, impair their ability to collect loans or attract deposits, and generally have an adverse impact on the results of operations and financial condition of the Corporation. If this region experienced adverse economic, political or business conditions, the Banks would likely experience higher rates of loss and delinquency on their loans than if their loans were geographically more diverse.

      Loan Portfolio Risk. The Banks originate commercial mortgage, construction, multi-family, 1-4 family, commercial, asset-based, and consumer loans, and leases, all of which are primarily within their respective market areas. Such loans expose a lender to greater credit risk than the home mortgages which form a greater part of the business of many commercial banks, because the collateral securing these loans may not be sold as easily as residential real estate. These loans also have greater credit risk than residential real estate for the following reasons:

•	Commercial mortgage loan repayment is dependent upon cash flow generation sufficient to cover operating expenses and debt service.

•	Commercial loan repayment is dependent upon the successful operation of the borrower’s business.

•	Consumer loans are collateralized, if at all, with assets that may not provide an adequate source of payment of the loan due to depreciation, damage or loss.

      Loan and Lease Loss Allowance Risk. As lenders, the Banks are exposed to the risk that our loan and lease customers may not repay their loans and leases according to their terms and that the collateral securing the payment of these loans and leases may be insufficient to assure repayment. The Banks may experience significant loan and lease losses which could have a material adverse impact on operating results. There is a risk that various assumptions and judgments about the collectibility of the loan and lease portfolios made by management could be formed from inaccurately assessed conditions leading to and related to such judgments and assumptions. Those assumptions and judgments are based, in part, on assessment of the following conditions:

•	Current economic conditions and their estimated effects on specific borrowers;

•	An evaluation of the existing relationships among loans and leases, potential loan and lease losses and the present level of the allowance for loan and lease losses;

•	Results of examinations of our loan and lease portfolios by regulatory agencies;

•	Management’s internal review of the loan and lease portfolios.

      The Banks maintain an allowance for loan and lease losses to cover potential losses inherent in the loan and lease portfolios. Additional loan and lease losses will likely occur in the future and may occur at a rate greater than that experienced to date. An analysis of the loan and lease portfolios, historical loss experience and an evaluation of general economic conditions are all utilized in determining the size of the allowance. Additional adjustments may be necessary to allow for unexpected volatility or deterioration in the local or national economy. If material additions must be made to the allowance, this would materially decrease net income. Additionally, regulators periodically review the allowance for loan and lease losses or identify further loan or lease charge-offs to be recognized based on judgments different from those of management. Any increase in the loan or lease allowance or loan or lease charge-offs as required by regulatory agencies could have a material adverse impact on net income.

      Interest Rate Risk. The Corporation is subject to interest rate risk. Changes in the interest rate environment may reduce the Corporation’s profits. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. They are also affected by the proportion of interest-earning assets that are funded by interest-bearing liabilities. In general, the Corporation has more assets than liabilities repricing and therefore benefits more in periods of rising interest rates. Loan volume and yield are affected by market interest rates on loans, and rising interest rates are generally associated with a lower volume of loan originations. There is no assurance that the Corporation can minimize its interest rate risk. In addition, a rise in the general level of interest rates may adversely affect the ability of certain borrowers to pay their obligations if the reason for that rise in rates is not a result of a general expansion of the economy. Accordingly, changes in levels of market interest rates could materially and adversely affect the Corporation’s net interest spread, asset quality, loan origination volume and overall profitability.

      Government Regulation and Monetary Policy. The Corporation’s businesses are subject to extensive state and federal government supervision, regulation, and control. Existing state and federal banking laws subject the Corporation to substantial limitations with respect to loans, purchases of securities, payment of dividends and many other aspects of the Corporation’s businesses. See “Regulation.” There can be no assurance that future legislation or government policy will not adversely affect the banking industry or the operations of the Corporation. In addition, economic and monetary policy of the Federal Reserve may increase the Corporation’s cost of doing business and affect its ability to attract deposits and make loans.

      Key Personnel. The Corporation’s success has been and will be greatly influenced by its continuing ability to retain the services of its existing senior management and, as it expands, to attract and retain additional qualified senior and middle management. The unexpected loss of services of any of the key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on the Corporation’s business and financial results.

      Technology. The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Corporation’s future success will depend in part on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in the Corporation’s operations. A number of the Corporation’s competitors have substantially greater resources to invest in technological improvements. There can be no assurance that the Corporation will be able to implement new technology-driven products and services to its customers.

Lending

      General. At March 31, 2005, the Banks’ net loans and leases totaled $484.7  million, representing approximately 81.1% of their $597.6 million in total assets at that date. In addition to $972,000 of home equity and second mortgage loans which are classified as consumer loans, approximately $ 329.3 million or 67.0% of the Banks’ gross loans and leases, at March 31, 2005 were secured by first or second-liens on real estate.

      While the Banks endeavor to make commercial, industrial, commercial real estate and consumer loans, the majority of the Banks’ loans are commercial real estate loans secured by properties located primarily in Dane and Waukesha counties and surrounding communities in Wisconsin. In order to increase the yield, minimize interest rate sensitivity, and diversify the risk of their portfolios, the Banks also originate construction, multi-family, commercial, industrial and consumer loans.

      Non-real estate loans originated by the Banks consist of a variety of commercial and asset-based loans and leases as well as a small amount of consumer loans. At March 31, 2005, the Banks’ gross loans and leases included $149.9 million of commercial loans and leases, or 30.5% of the total, and $12.2 million of consumer loans, or 2.5% of the total.

      Loan Portfolio Composition. The following table presents information concerning the composition of the Banks’ consolidated loans and leases held for investment at the dates indicated.

	March 31,		December 31,
	2005		2004		2003		2002
		Percent		Percent		Percent		Percent
	Amount	of Total	Amount	of Total	Amount	of Total	Amount	of Total
	(Dollars in Thousands)

Mortgage loans:
Commercial real estate	$234,310	47.68%	$215,605	45.25%	$210,708	47.86%	$195,634	47.13%
Construction	44,747	9.11	41,910	8.80	38,621	8.77	35,858	8.64
Multi-family	23,045	4.69	17,786	3.73	19,005	4.32	18,327	4.42
1-4 family	21,846	4.45	22,814	4.79	17,070	3.88	11,796	2.84

Total mortgage loans	323,948	65.92	298,115	62.57	285,404	64.83	261,615	63.02

Commercial loans and leases:
Commercial	84,454	17.19	93,041	19.53	87,012	19.77	86,883	20.93
Asset-based	41,510	8.45	43,441	9.12	32,254	7.33	34,844	8.39
Lease receivables	23,968	4.88	25,583	5.37	22,955	5.21	22,658	5.46

Total commercial loans and leases	149,932	30.51	162,065	34.01	142,221	32.31	144,385	34.78

Consumer loans:
Home equity and second mortgage	6,288	1.28	5,563	1.17	5,558	1.26	3,734	0.90
Credit card	625	0.13	580	0.12	605	0.14	663	0.16
Personal	827	0.17	884	0.19	1,834	0.42	1,225	0.30
Other	9,780	1.99	9,279	1.95	4,600	1.04	3,480	0.84

Total consumer loans	17,520	3.57	16,306	3.42	12,597	2.86	9,102	2.19

Gross loans and leases receivable	491,400	100.00%	476,486	100.00%	440,222	100.00%	415,102	100.00%

Contras to loans and leases:
Allowance for loan and lease losses	(6,444)		(6,375)		(6,811)		(5,875)
Deferred loan fees	(273)		(310)		(306)		—

Loan and lease receivables, net	$484,683		$469,801		$433,105		$409,227

	December 31,
	2001		2000
		Percent		Percent
	Amount	of Total	Amount	of Total
	(Dollars in Thousands)

Mortgage loans:
Commercial real estate	$147,870	41.41%	$87,279	35.14%
Construction	30,808	8.63	19,656	7.91
Multi-family	15,394	4.31	13,855	5.58
1-4 family	12,551	3.51	10,573	4.26

Total mortgage loans	206,623	57.86	131,363	52.89

Commercial loans and leases:
Commercial	92,747	25.97	66,625	26.83
Asset-based	22,681	6.35	19,433	7.82
Lease receivables	21,920	6.14	19,988	8.05

Total commercial loans and leases	137,348	38.46	106,046	42.70

Consumer loans:
Home equity and second mortgage	3,488	0.98	2,176	0.88
Credit card	637	0.18	604	0.24
Personal	1,974	0.55	1,586	0.64
Other	7,032	1.97	6,587	2.65

Total consumer loans	13,131	3.68	10,953	4.41

Gross loans and leases receivable	357,102	100.00%	248,362	100.00%

Contras to loans and leases:
Allowance for loan and lease losses	(5,523)		(3,743)

Loan and lease receivables, net	$351,579		$244,619

      The following table shows the scheduled contractual maturities of the Banks’ consolidated gross loans and leases held for investment, as well as the dollar amount of such loans and leases which are scheduled to mature after one year which have fixed or adjustable interest rates, as of December 31, 2004.

				Asset-based	Consumer
	Commercial Real	Commercial	Construction and	and Lease	and
	Estate Loans	Loans	Multi-family	Receivables	1-4 Family
	(In Thousands)

Amounts due:
In one year or less	$53,575	$57,291	$41,727	$6,247	$26,146
After one year through five years	152,184	24,802	23,515	51,646	13,220
After five years	28,551	2,361	2,550	7,585	—

	$234,310	$84,454	$67,792	$65,478	$39,366

Interest rate terms on amounts due after one year:
Fixed	$124,009	$22,098	$16,900	$16,618	$5,373

Adjustable	$56,726	$5,065	$9,164	$42,613	$7,848

      Commercial Real Estate and Construction Loans. The Banks originate commercial real estate loans which have fixed or adjustable rates and terms of generally up to five years and amortizations of twenty years on existing commercial real estate and twenty-five years on new construction. At March 31, 2005, the Banks had $234.3 million of loans secured by commercial real estate. This represented 47.7% of the Banks’ gross loans and leases.

      The Banks originate loans to construct commercial properties. At March 31, 2005, construction loans amounted to $44.7 million, or 9.1% of the Banks’ gross loans and leases. No construction loans are made without permanent take-out financing from the Banks or another financial institution. The Banks’ construction loans generally have terms of six to twelve months with adjustable interest rates and fees which are due at the time of origination. Loan proceeds are disbursed in increments as construction progresses and as inspections by title companies warrant.

      Multi-family Loans. The Banks also originate multi-family loans that amounted to $23.0 million at March 31, 2005, or 4.7% of gross loans and leases. These loans are primarily secured by apartment buildings and are mainly located in Dane County.

      1-4 Family Loans. The Banks have a small amount of single-family loans which totaled $21.8 million at March 31, 2005 or 4.5% of gross loans and leases. Such loans are focused on the professional and executive consumer loan needs with maximum loan to value of typically 80% and amortization of thirty years.

      Commercial Loans. At March 31, 2005, commercial loans amounted to $84.5  million or 17.2% of gross loans and leases. The Banks’ commercial loan portfolio is comprised of loans for a variety of purposes and generally is secured by inventory, accounts receivable, equipment, machinery and other corporate assets. Commercial loans generally have terms of five years or less and interest rates that float in accordance with a designated published index or fixed rates with typical amortization of four to seven years. Most accounts receivable advances do not exceed 65% of receivables less than 90 days past due from invoices; however this may be increased to 75% if the Banks receive a borrower’s certificate and accounts receivable aging on a quarterly or more frequent basis. Advances on raw material and finished goods inventory generally do not exceed 50% and advances on machinery and equipment typically do not exceed 65% of net book value. Advances on new equipment and new vehicles generally do not exceed 80% of cost. Substantially all of such loans are secured and backed by personal guarantees of the owners of the borrowing business.

      Asset-Based Loans. Asset-based loans are originated through FBCC, the asset based lending subsidiary, and amounted to $41.5 million as of March 31, 2005. This represented 8.5% of gross loans and leases. Because asset-based borrowers are usually highly leveraged, such loans have higher interest rates and fees accompanied by close monitoring of assets. The controls include dominion over all cash receipts of the borrowers either through a lockbox collection service or cash collateral account in the name of FBCC with all cash receipts applied to the lines of credit daily. The accounts receivable borrowing bases are updated daily. Eligibility of accounts receivable and inventories is based on restrictive requirements designed to exclude low-quality or disputed receivables and low-quality, slow moving or obsolete inventories. Management of FBCC monitors adherence to these requirements by conducting periodic on-site audits of all borrowers including assessing the quality of those assets, and determining the financial operating trends of those borrowers.

      These loans generally have terms of two to three years with interest rates that float in accordance with designated published indices. They are typically secured by accounts receivable, inventories, equipment and/or real estate. Receivable advances do not exceed 85% of eligible receivables less than 90 days from original invoice date. The receivable advance rate is determined by a number of factors including concentrations of business with customers, amount of dilution and the credit quality of the customer base. Inventory advance rates will range from 40% to 60% of eligible inventories. Typically, slow moving, obsolete and work-in-process inventories are not eligible for the borrowing base. Advances on equipment loans are generally limited to 85% of the forced sale value of the equipment based on independent appraisals and advances on real estate loans are typically limited to 70% of the fair market value of the property. Personal guarantees of payment are usually obtained from the principals of closely held companies.

      Leases. Leases are originated through FBCC and FBL (the “Leasing Companies”) and amounted to $24.0 million as of March 31, 2005 and represented 4.9% of gross loans and leases. Such leases are generally secured by equipment and machinery located principally in Wisconsin. While $8.8 million or 36.7% of the leases are to printing businesses, this does not constitute a concentration when compared to the loan and lease portfolio as a whole. Leases are typically originated with a fixed rate and a term of seven years or less. It is customary in the leasing industry to provide 100% financing, however, the Leasing Companies will, from time-to-time, require a down payment or lease deposit to provide a credit enhancement. All equipment leases must have an additional insured endorsement and a loss payable clause in the interest of the Leasing Companies and must carry sufficient physical damage and liability insurance.

      The Leasing Companies lease machinery and equipment to customers under leases which qualify as direct financing leases for financial reporting and as operating leases for income tax purposes. Under the direct financing method of accounting, the minimum lease payments to be received under the lease contract, together with the estimated unguaranteed residual value (approximating 3 to 15% of the property cost of the related equipment), are recorded as lease receivables when the lease is signed and the lease property is delivered to the customer. The excess of the minimum lease payments and residual values over the cost of the equipment is recorded as unearned lease income. Unearned lease income is recognized over the term of the lease on a basis which results in an approximate level rate of return on the unrecovered lease investment. Lease payments are recorded when due under the lease contract. Residual value is the estimated fair market value of the equipment on lease at lease termination. In estimating the equipment’s fair value, the Leasing Companies rely on historical experience by equipment type and manufacturer, published sources of used equipment pricing, internal appraisals and, where available, valuations by independent appraisers, adjusted for known trends. The Leasing Companies’ estimates are reviewed continuously to ensure reasonableness; however, the amounts the Leasing Companies will ultimately realize could differ from the estimated amounts. The majority of the equipment is leased to businesses in the printing, (45.8%), manufacturing (15.8%) and construction (12.5%) industries as of December 31, 2004.

      Consumer Loans. The Banks originate a small amount of consumer loans. Such loans amounted to $17.5 million at March 31, 2005 and consist of home equity and second mortgages and credit card and other personal loans for professional and executive customers of the Banks. The maximum loan to value on home equity loans is 80% with proof of property value required and annual personal financial statements after the initial loan application. The maximum loan to value on new automobiles and trucks is 80%. These loans represented 3.6% of the Banks’ gross loans and leases at March 31, 2005.

      Net Fee Income from Lending Activities. Loan and lease origination and commitment fees and certain direct loan and lease origination costs are deferred and the net amounts are amortized as an adjustment to the related loan and lease yields.

      The Banks also receive other fees and charges relating to existing loans, which include prepayment penalties, loan monitoring fees, late charges and fees collected in connection with loan modifications.

      Origination of Loans and Leases. Applications for all types of loans and leases are received at the Banks’ two lending offices as well as two satellite lending offices located in Chicago, Illinois and Mason, Ohio. Loans and leases are approved by the Officers Loan Committee within designated lending limits. Depending on the type and amount of loans and leases, approval by the Directors Loan Committee also may be required. Lending officers can also make loans up to certain amounts.

      The Banks’ general policy with regard to real estate secured loans is to lend up to 75% of the cost or independently appraised value, whichever is less (generally referred to as the loan-to-value ratio) except in the case of owner-occupied real estate where they will lend up to 80%. The Banks will lend more than 75% of the appraised value of the property on a loan by loan basis. The maximum that the Banks will lend up to for raw land that is held for speculation or development is 50% of land value. At March 31, 2005, the Banks had approximately $12.8 million of loans with loan-to-value ratios greater than 75%, where the policy limited the advance rate to 75%, and of those loans,3 all of them have loan-to-value ratios greater than 80%.

      Property appraisals on real estate secured loans are made by independent appraisers approved by the Banks’ Boards of Directors with recertification required on construction loans once a project is completed. Appraisals are performed in accordance with federal regulations and policies. The Banks’ underwriting criteria generally require minimum debt service coverage ratios on a stabilized basis of 115% to 120%. Additionally, surveys are often required. For construction loans, Bank personnel or the title company make periodic on-site visits during construction, with supervision and inspections by an architect required for certain construction loans.

      The portfolio of commercial real estate and commercial loans and leases is reviewed on a continuing basis to identify any potential risks that exist regarding the property management, financial criteria of the loan or lease, operating performance, competitive marketplace and collateral evaluation. The frequency of review is a function of the size of the loan or lease and the risk rating assigned to any particular loan or lease. Reviews are completed monthly on higher risk loans and as infrequently as annually for lower risk loans. The account officers along with the credit analysts are responsible for identifying and reporting credit risk quantified through a loan and lease rating system and making recommendations to mitigate credit risk in the portfolio. These and other underwriting standards are documented in written policy statements, which are periodically updated and approved by the Banks’ Boards of Directors.

      The Banks obtain title insurance policies on first mortgage real estate loans of $100,000 or greater. Title insurance is also obtained on most first mortgage real estate loans less than $100,000. Borrowers must also obtain hazard insurance prior to closing.

      The Banks encounter certain environmental risks in their lending activities. Under federal and state law, lenders may become liable for costs of cleaning up hazardous materials found on secured properties. Certain states may also impose liens with higher priorities than first mortgages on properties to recover funds used in such efforts. The Banks attempt to control their exposure to environmental risks with respect to loans secured by larger properties by monitoring available information on hazardous waste disposal sites and occasionally requiring environmental inspections of such properties prior to closing the loan, as warranted. No assurance can be given, however, that the value of properties securing loans in the Banks’ portfolio will not be adversely affected by the presence of hazardous materials or that future changes in federal or state laws will not increase the Banks’ exposure to liability for environmental cleanup.

      The following table shows the Banks’ consolidated total loans and leases originated, purchased, sold, and repaid during the periods indicated.

	Three Months Ended
	March 31,	Year Ended December 31,
	2005	2004	2003	2002
	(In Thousands)

Gross loans receivable and leases at beginning of year	$476,623	$440,222	$415,102	$357,102
Loans and leases originated for investment:
Commercial real estate	38,786	66,433	92,138	91,833
Commercial	12,797	148,974	58,637	76,522
Construction	5,172	20,161	8,978	14,003
Asset-based	—	23,294	10,525	17,995
Lease receivables	861	12,507	7,310	7,203
Consumer	654	10,899	4,324	8,661
Loans purchased for investment	5,100	6,368	—	2,607

Total originations and purchases	63,370	288,636	181,912	218,824

Repayments	(48,593)	(252,372)	(156,792)	(160,824)

Net activity in loans and leases held for investment	14,777	36,264	25,120	58,000

Loans originated for sale:
1-4 family	—	4,434	3,382	—
Sales	—	(4,297)	(3,382)	—

Net activity in loans held for sale	—	137	—	—

Gross loans and leases receivable at end of period	$491,400	$476,623	$440,222	$415,102

      Delinquency Procedures. When a borrower fails to make a required payment on a loan or lease, a number of steps are taken to induce the borrower to cure the delinquency and restore the loan or lease to current status. Management is required by policy to continuously monitor the status of the loan and lease portfolio and report to the Board of Directors. These reports include information on delinquent loans and leases and foreclosed real estate.

      Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure and other repossessed assets are classified as foreclosed property until sold. When acquired, the property is carried at the lower of carrying amount or estimated fair value at the date of acquisition, with charge-offs, if any, charged to the allowance for loan and lease losses prior to transfer to foreclosed property. All costs incurred at acquisition are expensed. Any costs associated with improvement or development of the property are capitalized to the extent of the property’s fair value. Valuations are periodically performed by management and independent appraisers. An allowance is established by a charge to expense if the carrying value of a foreclosed property exceeds its fair value less costs to sell. Any remaining gain or loss on the ultimate disposal of the property is recorded in non-interest income.

      Loan and Lease Delinquencies. Loans and leases are placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. Previously accrued but unpaid interest is deducted from interest income at that time. The Banks do not accrue interest on loans or leases past due beyond 90 days.

      The interest income that has been reported during the three months ended March 31, 2005 attributable to the Banks’ non-accrual loans and leases at the end of the period was $69,000. The amount of foregone interest for the three months ended March 31, 2005, was $56,000. The amount of foregone interest for the three months ended March 31, 2004, was $58,000. For fiscal year 2004, the amount of interest income attributable to non-accrual loans and leases was $165,000. The amount of foregone interest for the year ended December 31, 2004 was $92,000. For the year ended December 31, 2003, the amount of interest income attributable to non-accrual loans and leases was $45,000. The amount of foregone interest for the year ended December 31, 2003 was $322,000.

      The following table sets forth information relating to delinquent loans and leases at the dates indicated.

	March 31,		December 31,
	2005		2004		2003		2002
		% of		% of		% of		% of
		Gross		Gross		Gross		Gross
		Loans and		Loans and		Loans and		Loans and
Days Past Due	Balance	Leases	Balance	Leases	Balance	Leases	Balance	Leases
(Dollars in Thousands)

30 to 59 days	$49	0.01%	$230	0.05%	$96	0.02%	$514	0.12%
60 to 89 days	111	0.02	2	0.00	—	0.00	230	0.06
90 days and over	14	0.00	—	0.00	14	0.00	—	0.00

Total	$174	0.05%	$232	0.06%	$110	0.02%	$744	0.18%

      For additional discussion of the Corporation’s asset quality, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition-Non-Performing Assets.”

      Classified Assets. Federal regulations require that each insured financial institution classify its assets on a regular basis. In addition, in connection with examinations of insured banks, examiners have authority to identify problem assets and, if appropriate, require them to be classified in one of three categories. The three categories of loan classifications for problem assets are: “substandard”, “doubtful”, and “loss.” Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values. An asset that is classified as a loss is considered uncollectible and of such little value, that continuance as an asset of the institution is not warranted. Another category, designated “special mention”, also must be established and maintained for assets that do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss but do possess credit deficiencies or potential weaknesses deserving management’s close attention.

      Assets classified as substandard or doubtful can result in the institution establishing a specific allowance for losses if there is a collateral shortfall based on management’s evaluation. If an asset or portion thereof is classified as a loss, the insured institution must either establish specific allowances for losses in the amount of 100% of the portion of the assets classified as a loss or charge-off such an amount.

      At March 31, 2005, there were $6.3 million of assets classified as substandard. There were no assets classified as doubtful or loss for the period. This represents an $800,000 increase in loans classified as substandard from the year ended December 31 2004 and is primarily attributable to the addition of a commercial loan to a construction company with a net carrying value of $1.5 million which was classified substandard due to deterioration in the borrower’s financial condition. A $1.1 million lease was added to classified assets in the prior year ended December 31, 2004. As of March 31, 2005, a cash payment from the sale of the lessee’s printing press is anticipated for a minimum proceeds of $700,000. Additionally, there are two other liquid assets intended for liquidation. As such, the Corporation does not anticipate any loss from the lease as of March 31, 2005 and the plan of liquidation indicates that all creditors will be made substantially whole.

      At December 31, 2004 and 2003, there were $5.5 million and $5.0 million of assets classified as substandard, respectively. The increase in classified assets of $500,000 from December 31, 2003 to December 31, 2004 is primarily a result of the addition of a lease to a printer with a net investment of $1.1 million offset by the improvement of credit quality for a lease to a tool and die manufacturer with a net investment of $530,000. The lease to the tool and die manufacturer was removed from the substandard classification. There were two substandard loans with a carrying value greater than $1.0 million as of December 31, 2004 and 2003, respectively. At December 31, 2004, the substandard loans were a commercial loan to a manufacturer of metal stampings with a carrying value of $1.7 million and a commercial loan to a manufacturer of injection moldings with a carrying value of $1.3 million. Their respective carrying values at December 31, 2003 were $1.6 million and $1.3 million. Both loans are current as of December 31, 2004 and are considered well-collateralized. The lease to the printer discussed above is the only substandard lease with a carrying value greater than $1.0 million as of December 31, 2004. The lease to the printer is current as to all contractually required payments. The lessee is in the process of liquidation and the plan of liquidation indicates that all creditors will be made substantially whole. The Corporation does not anticipate any loss from the lease as of December 31, 2004. There were no leases with a carrying value of greater than $1.0 million as of December 31, 2003. Also, there were no assets classified as doubtful or as a loss at the same periods.

      The criteria for classification of assets comes from information causing management to have doubts as to the ability of such borrowers to comply with the present loan or lease repayment terms and indicating that such loans and leases have the potential to be included as non-accrual, past due or impaired (as defined by Statement of Financial Accounting Standards (“SFAS”) No. 114), in future periods. However, no loss is anticipated at this time.

Securities — General

      The Banks’ Boards of Directors (“Boards”) review and approve the investment policy on an annual basis. Management, as authorized by the Boards, implements this policy. The Boards review investment activity on a monthly basis.

      Investment objectives are formed to meet liquidity requirements and generate a favorable return on investments without compromising other business objectives and levels of interest rate risk and credit risk. Consideration is also given to investment portfolio concentrations. Federal and state chartered banks are allowed to invest in various types of assets, including U.S. Treasury obligations, securities of various federal agencies, state and municipal obligations, mortgage-related securities, certain time deposits of insured financial institutions, repurchase agreements, loans of federal funds, and, subject to certain limits, corporate debt and equity securities, commercial paper and mutual funds. The Corporation’s investment policy provides that it will not engage in any practice that the Federal Financial Institutions Examination Council considers an unsuitable investment practice.

      The Banks’ investment policies allow participation in hedging strategies or the use of financial futures, options or forward commitments or interest rate swaps with prior Board approval. The Banks utilize derivative hedging instruments in the course of their asset/liability management. These hedging instruments are primarily interest rate swap agreements which are used to convert variable-rate payments or receipts to fixed-rate payments or receipts thereby hedging the cash flow of the instrument being hedged and convert fixed-rate payments to variable rate payments thereby hedging the fair value of the hedged item.

      Securities are classified as available-for-sale, held-to-maturity and trading. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholder’s equity. There were no securities designated as held-to-maturity or trading as of March 31, 2005.

      The Corporation’s investment securities include U.S. government obligations and securities of various federal agencies as well as a small amount of money market investments and corporate stock.

      The Corporation also purchases mortgage-related securities, in particular, agency-backed mortgage-derivative securities to supplement loan production and to provide collateral for borrowings. Management believes that certain mortgage-derivative securities represent attractive alternative investments due to the wide variety of maturity and repayment options available and due to the limited credit risk associated with such investments. Mortgage-derivative securities include real estate mortgage investment conduits (“REMICS”) which are securities derived by reallocating cash flows from mortgage pass-through securities or from pools of mortgage loans held by a trust. The Corporation invests in mortgage-related securities which are insured or guaranteed by FHLMC, FNMA, or GNMA, which are backed by FHLMC, FNMA, and GNMA mortgage-backed securities. Of the total available-for-sale mortgage-derivative securities at March 31, 2005, $54,112,000, $22,753,000, and $4,215,000 were insured or guaranteed by FHLMC, FNMA, and GNMA, respectively. The Corporation has no held-to-maturity mortgage-derivative securities at March 31, 2005.

      Mortgage-related securities are subject to inherent risks based upon the future performance of the underlying collateral, mortgage loans, for these securities. Among the risks are prepayment risk, extension risk, and interest rate risk. Should general interest rates decline, the mortgage-related securities portfolio would be subject to prepayments caused by borrowers seeking lower financing rates. A decline in interest rates could also cause a decline in interest income on adjustable-rate mortgage-related securities. Conversely, an increase in general interest rates could cause the mortgage-related securities portfolio to be subject to a longer term to maturity caused by borrowers being less likely to prepay their loans. Such a rate increase could also cause the fair value of the mortgage-related securities portfolio to decline.

      The Corporation has mortgage-backed securities available-for-sale at March 31, 2005 with a fair value of $3,200,000. Of these securities, $1,460,000 are insured or guaranteed by FHLMC, $491,000 are insured or guaranteed by FNMA and $487,000 are insured by FHLB.

      At March 31, 2005, $46,344,000 million of the Corporation’s mortgage-related securities were pledged to secure various obligations of the Corporation.

      The table below sets forth information regarding the amortized cost and fair values of the Corporation’s investments and mortgage-related securities at the dates indicated.

	March 31,				December 31,

	2005		2004		2003		2002
	Amortized	Fair	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value	Cost	Value
	(In Thousands)

Securities available-for-sale
FHLB stock and other	$2,857	$2,857	$2,811	$2,811	$2,369	$2,369	$3,708	$3,708
U.S. Treasury securities and obligations of the U.S. Government corporations and agencies	3,272	3,200	3,275	3,253	8,095	8,152	3,403	3,564
Collateralized mortgage obligations	82,762	81,081	60,873	60,381	53,569	53,050	40,530	41,134

	$88,891	$87,138	$66,959	$66,445	$64,033	$63,571	$47,641	$48,406

      The following table sets forth the maturity and weighted average yield characteristics of the Corporation’s debt securities at March 31, 2005, classified by term maturity. The balances are reflective of fair value.

	One to Five Years		Five to Ten Years		Over Ten Years
		Weighted		Weighted		Weighted
		Average		Average		Average
	Balance	Yield	Balance	Yield	Balance	Yield	Total
	(Dollars in Thousands)

Available for sale
U.S. Treasury securities and obligations of the U.S. Government corporations and agencies	$3,200	3.05%	$—	0.00%	$—	0.00%	$3,200
Collateralized mortgage obligations	575	5.92	17,295	2.63	63,211	3.78	81,081

	$3,775	3.65%	$17,295	3.28%	$63,211	3.44%	$84,281

      Hedging Activities. The Corporation uses derivative instruments, principally interest rate swaps, to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. For further discussion on the Corporation’s interest rate risk management activities and use of derivatives, see management’s discussion of critical accounting policies in Item 2 and Note 1 to the Consolidated Financial Statements.

      Deposits. Deposits are a major source of the Banks’ funds for lending and other investment activities. A variety of accounts are designed to attract both short and long-term deposits. These accounts include time deposits, money market and demand deposits. The Banks’ deposits are obtained primarily from Dane and Waukesha Counties. At March 31, 2005, $246.7 million of the Corporation’s time deposits were comprised of brokered certificates of deposit with $58.9 million maturing in three months or less, $41.9 million maturing in over three to six months, $41.3 million in over six to twelve months and $104.6 million maturing in over twelve months. The Banks enter into agreements with certain brokers who provide funds for a specified fee. The Banks’ liquidity policy limits the amount of brokered deposits to 75% of total deposits.

      Deposit terms offered by the Banks vary according to minimum balance required, the time period the funds must remain on deposit, U.S. Treasury securities offerings and the interest rates charged on other sources of funds, among other factors. In determining the characteristics of deposit accounts, consideration is given to profitability of the Banks, matching terms of the deposits with loan and lease products, the attractiveness to customers and the rates offered by the Banks’ competitors.

      The following table sets forth the amount and maturities of the Banks’ certificates of deposit at March 31, 2005.

		Over Three	Over Six
		Months	Months
		Through	Through	Over
	Three Months	Six	Twelve	Twelve
Interest Rate	and Less	Months	Months	Months	Total
(In Thousands)
0.00% to 1.99%	$34,100	$8,720	$33		$42,853
2.00% to 2.99%	49,357	31,075	33,703	14,659	128,794
3.00% to 3.99%	204	3,044	11,583	41,330	56,161
4.00% and greater	1,808	7,706	15,055	62,998	87,567

	$85,469	$50,545	$60,374	$118,987	$315,375

      At December 31, 2004, time deposits included $37.0 million of certificates of deposit in denominations greater than or equal to $100,000. Of these certificates, $16.3 million are scheduled to mature in three months or less, $8.9 million in greater than three through six months, $8.6 million in greater than six through twelve months and $3.2 million in greater than twelve months.

      Borrowings. The Banks obtain advances from the Federal Home Loan Bank (“FHLB”). Such advances are made pursuant to several different credit programs, each of which has its own interest rate and maturity. The FHLB may prescribe acceptable uses for these advances as well as limitations on the size of the advances and repayment provisions. The Banks pledge a portion of their 1-4 family loans, commercial loans, and mortgage-related securities as collateral.

      The Banks may also enter into repurchase agreements with selected clients. Repurchase agreements are accounted for as borrowings by the Banks and are secured by mortgage-related securities.

      The Corporation has a short-term line of credit to fund short-term cash flow needs. The interest rate is based on the London Interbank Offer Rate (“LIBOR”) plus a spread of 1.75% with an embedded floor of 3.75% and is payable monthly. The final maturity of the credit line is April 30, 2005. The Corporation also has a subordinated note payable with an interest rate based on LIBOR plus 2.35% subject to a floor of 4.25% which matures on December 31, 2011. See Note 8 to the Corporation’s Consolidated Financial Statements for more information on borrowings.

      The following table sets forth the outstanding balances, weighted average balances and weighted average interest rates for the Corporation’s borrowings (short-term and long-term) as indicated.

	March 31,			December 31,
	2005			2004			2003			2002
		Weighted	Weighted		Weighted	Weighted		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average		Average	Average		Average	Average
	Balance	Balance	Rate	Balance	Balance	Rate	Balance	Balance	Rate	Balance	Balance	Rate

	(Dollars in Thousands)

Fed funds purchased and securities sold under agreement to repurchase	$632	$2,949	2.03%	$678	$2,231	2.20%	$5,965	$2,663	1.08%	$520	$2,646	1.53%
FHLB advances	2,051	16,026	2.28	23,803	22,807	1.91	19,837	18,519	3.13	13,944	17,210	4.37
Junior subordinated debentures/Trust preferred securities	10,310	10,310	8.57	10,310	10,310	8.67	10,000	10,000	8.83	10,000	10,000	8.99
Line of credit	1,000	822	4.38	500	665	3.76	10	10	3.75	10	530	3.75
Subordinated note payable	5,000	5,000	4.96	5,000	5,000	4.62	5,000	5,000	4.25	5,000	1,451	4.25

	$18,993	$35,107	4.53%	$40,291	$41,013	3.99%	$40,812	$36,192	3.15%	$29,474	$31,837	3.95%

Short-term borrowings	$2,138			$23,434			$23,758			$7,605
Long-term borrowings (due beyond one year)	16,855			16,857			17,054			21,869

	$18,993			$40,291			$40,812			$29,474

      The following table sets forth maximum amounts outstanding at month-end for specific types of borrowings for the periods indicated.

	Three Months
	Ended
	March 31,	Year Ended December 31,
	2005	2004	2003	2002
	(In Thousands)

Maximum month-end balance:
FHLB advances	$23,503	$32,209	$33,917	$26,046
Fed funds purchased and securities sold under agreement to repurchase	1,921	7,271	12,524	9,806

Non-bank Subsidiaries

      First Madison Investment Corporation. FMIC is an operating subsidiary of First Business Bank that was incorporated in the State of Nevada in 1993. FMIC was formed for the purpose of managing a portion of the Bank’s investment portfolio (primarily mortgage-related securities). FBB also sells commercial real estate, multi-family, commercial and some 1-4 family loans to FMIC in the form of loan participations with FBB retaining servicing and charging a servicing fee of .25%. As an operating subsidiary, FMIC’s results of operations are combined with FBB’s for financial and regulatory purposes. FBB’s investment in FMIC amounted to $147.3 million at December 31, 2004. FMIC had net income of $4.2 million for the year ended December 31, 2004. This compares to a total investment of $143.2 million at December 31, 2003 and net income of $4.2 million for the year ended December 31, 2003.

      First Business Capital Corp. FBCC is a wholly-owned subsidiary of First Business Bank formed in 1995 and headquartered in Madison, Wisconsin. FBCC is a commercial finance company designed to meet the needs of growing, highly leveraged manufacturers and wholesale distribution businesses and specializes in providing secured lines of credit as well as term loans on equipment and real estate assets. FBB’s investment in FBCC at December 31, 2004 was $6.9 million and net income for the year ended December 31, 2004 was $1.0 million. This compares to a total investment of $5.9 million and net income of $1.0 million, respectively, at and for the year ended December 31, 2003.

      FBCC has a wholly-owned subsidiary, FMCC Nevada Corp. (“FMCCNC”) incorporated in the state of Nevada in 2000 and formed for the purpose of managing a portion of FBCC’s loan portfolio. FBCC’s total investment in FMCCNC at December 31, 2004 was $17.9 million. FMCCNC had net income of $742,000 for the year ended December 31 2004. This compares to a total investment of $17.1 million and net income of $568,000, respectively, at and for the year ended December 31, 2003.

      First Business Leasing, LLC. FBL, headquartered in Madison, Wisconsin, was formed in 1998 for the purpose of purchasing leases from m2 Lease Funds, LLC (“m2”) and to originate leases. Until its sale on January 4, 2005, FBB had a 50% interest in m2, which is a commercial finance joint venture specializing in the lease of general equipment to small and medium-sized companies nationwide. FBB’s total investment in FBL at December 31, 2004 was $3.0 million and net income was $614,000 for the year ended December 31, 2004. This compares to a total investment of $2.4 million and a net loss of $63,000, respectively, at and for the year ended December 31, 2003.

Employees

      At December 31, 2004, the Corporation had 82 full-time and 30 part-time employees. The Corporation promotes equal employment opportunity, and management considers its relationship with its employees to be good. The employees are not represented by a collective bargaining unit.

Regulation

      Below is a brief description of certain laws and regulations that relate to the Corporation and the Banks. This narrative does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

      General

      The Banks are chartered in the State of Wisconsin and are subject to regulation and supervision by the Division of Wisconsin Banking Review Board (the “Division”), and more specifically the Wisconsin Department of Financial Institutions (“WDFI”), and are subject to periodic examinations. The Banks’ deposits are insured by the Bank Insurance Fund (“BIF”). The BIF is administered by the Federal Deposit Insurance Corporation (“FDIC”), and therefore the Banks are also subject to regulation by the FDIC. Periodic examinations of both Banks are also conducted by the FDIC. The Banks must file periodic reports with the FDIC concerning their activities and financial condition and must obtain regulatory approval prior to entering into certain transactions such as mergers with or acquisitions of other depository institutions and opening or acquiring branch offices. This regulatory structure gives the regulatory authorities extensive direction in connection with their supervisory and enforcement activities and examination policies, including policies regarding the classification of assets and the establishment of adequate loan and lease loss reserves.

      Wisconsin banking laws restrict the payment of cash dividends by state banks by providing that (i) dividends may be paid only out of a bank’s undivided profits, and (ii) prior consent of the Division is required for the payment of a dividend which exceeds current year income if dividends declared have exceeded net profits in either of the two immediately preceding years. The various bank regulatory agencies have authority to prohibit a bank regulated by them from engaging in an unsafe or unsound practice; the payment of a dividend by a bank could, depending upon the circumstances, be considered as such. In the event that (i) the FDIC or the Division should increase minimum required levels of capital; (ii) the total assets of the Banks increase significantly; (iii) the income of the Banks decrease significantly; or (iv) any combination of the foregoing occurs, then the Boards of Directors of the Banks may decide or be required by the FDIC or the Division to retain a greater portion of the Banks’ earnings, thereby reducing dividends.

      The Banks are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to their parent holding company, FBFS. Also included in this act are restrictions on investments in stock or other securities of FBFS and on taking of such stock or securities as collateral for loans to any borrower. Under this act and regulations of the Federal Reserve Board, FBFS and its Banks are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or any property or service.

The Corporation

      FBFS is a financial holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and is subject to regulation, supervision, and examination by the Board of Governors of the Federal Reserve System (the “FRB”). The Corporation is required to file an annual report with the FRB and such other reports as the FRB may require. Prior approval must be obtained before the Corporation may merge with or consolidate into another bank holding company, acquire substantially all the assets of any bank or bank holding company, or acquire ownership or control of any voting shares of any bank or bank holding company if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank or bank holding company.

      In reviewing applications for such transactions, the FRB considers managerial, financial, capital and other factors, including financial performance of the bank or banks to be acquired under the Community Reinvestment Act of 1977, as amended (the “CRA”). Also, under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended, state laws governing interstate banking acquisitions subject bank holding companies to some limitations in acquiring banks outside of their home state without regard to local law.

      The Gramm-Leach Bliley Act of 1999 (the “GLB”) eliminates many of the restrictions placed on the activities of bank holding companies. Bank holding companies such as FBFS can expand into a wide variety of financial services, including securities activities, insurance, and merchant banking without the prior approval of the FRB.

      The Banks

      As state-chartered BIF-insured banks, the Banks are subject to extensive regulation by the WDFI and the FDIC. Lending activities and other investments must comply with federal statutory and regulatory requirements. This federal regulation establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the BIF, the FDIC, and depositors.

      Insurance of Deposits. The Banks’ deposits are insured up to $100,000 under the BIF of the FDIC. The FDIC assigns institutions to a particular capital group based on the levels of the Banks’ capital — “well-capitalized,” “adequately capitalized,” or “undercapitalized.” These three groups are then divided into three subgroups reflecting varying levels of supervisory concern, ranging from those institutions considered to be healthy to those that represent substantial supervisory concern. The result is nine assessment risk classifications, with well-capitalized, financially sound institutions paying lower rates than those paid by undercapitalized institutions that pose a risk to the insurance fund.

      The Banks’ assessment rate depends on the capital category to which they are assigned. Assessment rates for deposit insurance currently range from 0 to 27 basis points. The capital and supervisory subgroup to which the Banks are assigned by the FDIC is confidential and may not be disclosed. The Banks’ rate of deposit insurance assessments will depend upon the category or subcategory to which the Banks are assigned. Any increase in insurance assessments could have an adverse affect on the earnings of the Banks.

      Regulatory Capital Requirements. The FRB monitors the capital adequacy of the Banks since, on a consolidated basis they have assets in excess of $150.0 million. A combination of risk-based and leverage ratios are determined by the FRB. Failure to meet these capital guidelines could result in supervisory or enforcement actions by the FRB. Under the risk-based capital guidelines, different categories of assets, including certain off-balance sheet items, such as loan commitments in excess of one year and letters of credit, are assigned different risk weights, with perceived credit risk of the asset in mind. These risk weighted assets are calculated by assigning risk-weights to corresponding asset balances to determine the risk-weight of the entire asset base. Total capital, under this definition, is defined as the sum of “Tier 1” and “Tier 2” capital elements, with Tier 2 capital being limited to 100% of Tier 1 capital. Tier 1 capital, with some restrictions, includes common stockholders’ equity, any perpetual preferred stock, qualifying trust preferred securities, and minority interests in any unconsolidated subsidiaries. Tier 2 capital, with certain restrictions, includes any perpetual preferred stock not included in Tier 1 capital, subordinated debt, any trust preferred securities not qualifying as Tier 1 capital, specific maturing capital instruments and the allowance for loan and lease losses (limited to 1.25% of risk-weighted assets). The regulatory guidelines require a minimum total capital to risk-weighted assets of 8%, of which at least 4% must be in the form of Tier 1 capital. The FRB also has a leverage ratio requirement which is defined as Tier 1 capital divided by average total consolidated assets. The minimum leverage ratio required is 3%. See Note 13 to the Consolidated Financial Statements for further discussion of regulatory capital requirements and the Corporation and Banks’ capital ratios.

      Prompt Corrective Action. The Banks are also subject to capital adequacy requirements under the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), whereby the Banks could be required to guarantee a capital restoration plan, should they become “undercapitalized” as defined by FDICIA. The maximum liability under such a guarantee would be the lesser of 5% of the Banks’ total assets at the time they became undercapitalized or the amount necessary to bring the Banks into compliance with the capital restoration plan. The Corporation is also subject to the “source of strength doctrine” per the FRB, which requires that holding companies serve as a source of “financial and managerial” strength to their subsidiary banks.

      If banks fail to submit an acceptable restoration plan, they are treated under the definition of “significantly undercapitalized” and would thus be subject to a wider range of regulatory requirements and restrictions. Such restrictions would include activities involving asset growth, acquisitions, branch establishment, establishment of new lines of business and also prohibitions on capital distributions, dividends and payment of management fees to control persons, if such payments and distributions would cause undercapitalization.

      The following table sets forth the FDIC’s definition of the five capital categories, in the absence of a specific capital directive.

	Total Capital	Tier 1 Capital to
Category	Risk Weighted Assets	Risk Weighted Assets	Tier 1 Leverage Ratio
Well capitalized	≥ 10%	≥ 6%	≥ 5%
Adequately capitalized	≥ 8%	≥ 4%	≥ 4%*
Undercapitalized	< 8%	< 4%	< 4%*
Significantly undercapitalized	< 6%	< 3%	< 3%
Critically undercapitalized	Tangible assets to capital of 2%

*3% if the Banks receive the highest rating under the uniform system.

      Limitations on Dividends and Other Capital Distributions. Federal and state regulations impose various restrictions or requirements on state-chartered banks with respect to their ability to pay dividends or make various other distributions of capital. Generally, such laws restrict dividends to undivided profits or profits earned during preceding periods. Also, FDIC- insured institutions may not pay dividends while undercapitalized or if such a payment would cause undercapitalization. The FDIC also has authority to prohibit the payment of dividends if such a payment constitutes an unsafe or unsound practice in light of the financial condition of a particular bank. At December 31, 2004, subsidiary retained earnings of approximately $18,140,000 could be transferred to the Corporation in the form of cash dividends without prior regulatory approval, subject to the capital needs of each subsidiary.

      Liquidity. The Banks are required by federal regulation to maintain sufficient liquidity to ensure safe and sound operations. Management believes that its Banks have an acceptable liquidity percentage to match the balance of net withdrawable deposits and short-term borrowings in light of present economic conditions and deposit flows.

      Federal Reserve System. The Banks are required to maintain non-interest bearing reserves at specified levels against their transaction accounts and non-personal time deposits. As of December 31, 2004, the Banks were in compliance with these requirements. Because required reserves must be maintained in the form of cash or non-interest bearing deposits at the FRB, the effect of this requirement is to reduce the Banks’ interest-earning assets.

      Federal Home Loan Bank System. The Banks are members of the FHLB of Chicago. The FHLB serves as a central credit facility for its members. The FHLB is funded primarily from proceeds from the sale of obligations of the FHLB system. It makes loans to member banks in the form of FHLB advances. All advances from the FHLB are required to be fully collateralized as determined by the FHLB.

      As a member, each Bank is required to own shares of capital stock in the FHLB in an amount equal to the greatest of $500, 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year, or 20% of its outstanding advances. The FHLB also imposes various limitations on advances relating to the amount and type of collateral, the amount of advances and other items. At December 31, 2004, the Banks owned a total of $2.8 million in FHLB stock and were in compliance with their respective requirements. The Banks received combined dividends from the FHLB totaling $146,000 for fiscal 2004 as compared to $139,000 for fiscal 2003.

      Restrictions on Transactions with Affiliates. The Banks’ loans to their own and the Corporation’s executive officers, directors and owners of greater than 10% of any of their respective stock (so-called “insiders”) and any entities affiliated with such insiders are subject to the conditions and limitations under Section 23A of the Federal Reserve Act and the Federal Reserve Bank’s Regulation O. Under these regulations, the amount of loans to any insider is limited to the same limit imposed in the loans-to-one borrower limits of the respective Banks. All loans to insiders must not exceed the Banks’ unimpaired capital and unimpaired surplus. Loans to executive officers, other than loans for the education of the officers’ children and certain loans secured by the officers’ residence, may not exceed the greater of

$25,000 or 2.5% of the Banks’ unimpaired capital and unimpaired surplus, and may never exceed $100,000. Regulation O also requires that loans to insiders must be approved in advance by a majority of the Board of Directors, at the bank level. Such loans, in general, must be made on substantially the same terms as, and with credit underwriting procedures no less stringent than those prevailing at the time for, comparable transactions with other persons.

      The Banks can make exceptions to the foregoing procedures if they offer extensions of credit that are widely available to employees of the Banks and that do not give any preference to insiders over other employees of the Banks.

      Community Reinvestment Act. The Community Reinvestment Act (“CRA”) requires each Bank to have a continuing and affirmative obligation in a safe and sound manner to help meet the credit needs of its entire community, including low and moderate income neighborhoods. Federal regulators regularly assess the Banks’ record of meeting the credit needs of their respective communities. Applications for additional acquisitions would be affected by the evaluation of the Banks’ effectiveness in meeting its CRA requirements.

      Riegle Community Development and Regulatory Improvement Act of 1994. Federal regulators have adopted guidelines establishing general standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate risk, asset growth, asset quality, earnings and compensation, fees, and benefits. These guidelines require, in general, that appropriate systems and practices are in place to identify and manage the risks and exposures specified by the guidelines. Such prohibitions include excessive compensation when amounts paid appear to be unreasonable or disproportionate to the services performed by executive officers, employees, directors or principal shareholders.

      USA Patriot Act of 2001. The USA Patriot Act requires banks to establish anti-money laundering programs; to establish due diligence policies, procedures, and controls with respect to private banking accounts and correspondent banking accounts involving foreign individuals and specific foreign banks; and to avoid establishing, maintaining, administering or managing correspondent accounts in the United States for or on behalf of foreign banks that maintain no presence in any country. Additionally, the USA Patriot Act encourages cooperation among financial institutions, regulatory authorities, and law enforcement with respect to individuals or organizations that could reasonably be suspected of engaging in terrorist activities. Federal regulators have begun proposing and implementing regulations in efforts to interpret the USA Patriot Act. The Banks must comply with Section 326 of the Act which provides for minimum procedures in the verification of identification of new customers.

      Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act was established to provide a comprehensive framework for the modernization and reform of the oversight of public company auditing, to improve the quality and transparency of financial reporting by such companies, and to strengthen the independence of auditors. The Act stemmed from the systemic and structural weaknesses identified in the capital markets in the United States and perceptions that such structural weakness contributed to recent corporate scandals. The legislation’s significant reforms are listed below.

•	Creation of the PCAOB — the Public Company Accounting Oversight Board. The PCAOB is empowered to set auditing, quality control and ethics standards, inspect public accounting firms, and institute disciplinary actions for those firms. The PCAOB is subject to oversight and review by the SEC and is funded by mandatory fees assessed against all public companies. This legislation also strengthened the Financial Accounting Standards Board by giving it full financial independence from the accounting industry.

•	Auditor independence was strengthened, among other things, by limiting the scope of consulting services that auditors can offer their public company audit clients.

•	The responsibility of public company directors and senior managers for the quality of financial reporting and disclosures made by their companies was heightened.

•	A number of provisions to deter wrongdoing were contained in the legislation. CEOs and CFOs have to certify that company financial statements fairly present the company’s financial condition and results of operations. If a restatement of financial results stemmed from a misleading financial statement resulting from “misconduct”, the CEO and CFO are required to forfeit and return to the company any bonus, stock or stock option compensation received within the twelve months following the misleading financial report. Company officers and directors are also prohibited from attempting to mislead or coerce an auditor. The SEC is also empowered to bar certain persons from serving as officers or directors of a public company. The act also prohibits insider trading during pension fund “blackout periods” and requires the SEC to adopt rules requiring attorneys to report securities law violations as well as imposing civil penalties for the benefit of harmed investors.

•	A range of new corporate disclosures are also required. These requirements include off-balance-sheet transactions and conflicts as well as pro forma disclosures designed in ways that are not misleading or are in accordance with SEC disclosure requirements. Accelerated reporting requirements require that insider transactions be reported by the end of the second business day following the covered transaction and that annual reports filed with the SEC include a statement by management asserting their responsibility for creating and maintaining adequate controls and assessing the effectiveness of those controls. The act requires companies to disclose whether or not they have adopted an ethics code for senior financial officers, and, if not, why not. Companies must also disclose whether the audit committee includes at least one “financial expert”, as defined by the SEC in accordance with specified requirements. The SEC will regularly and systematically review corporate filings.

•	Provisions in the legislation seek to limit and, at the same time, expose to public view possible conflicts of interest affecting securities analysts.

•	A range of new criminal penalties for fraud and other wrongful acts can be brought against companies or their insiders.

      Effective August 29, 2002, as prescribed by Sections 302(a) and 906 (effective July 29, 2002) of Sarbanes-Oxley, a public company’s CEO and CFO each are required to certify that the company’s quarterly and annual reports do not contain any untrue statements of a material fact and that the financial statements, and other financial information included in each such report, fairly present in all material respects the financial condition, results of operations and cash flows of the company for the periods presented in that report.

      Section 404 of Sarbanes-Oxley, which does not become effective for the Corporation until the filing of its annual report for the year ended December 31, 2006, requires that the CEO and CFO certify that they (i) are responsible for establishing, maintaining, and regularly evaluating the effectiveness of the Corporation’s internal controls; (ii) have made certain disclosures to the Corporation’s auditors and the audit committee of the Corporation’s board of directors (the “Board”) about the Corporation’s internal controls; and (iii) have included information in the Corporation’s quarterly and annual reports about their evaluation and whether there have been significant changes in the Corporation’s internal controls or in other factors that could significantly affect internal controls subsequent to such evaluation. The Corporation intends to be prepared for timely compliance with these requirements.

Item 2. Financial Information

      Restatement of Prior Years’ Consolidated Financial Statements. Prior to issuing consolidated financial statements as of and for the year ended December 31, 2004, FBFS determined that, pursuant to SEC guidance on the application of U.S. generally accepted accounting principles related to written options, the prior accounting treatment of the written option issued to minority shareholders of its majority owned subsidiary, BBG, in connection with the organization of BBG, which began operations in June 2000, was incorrect. As a result, the Company has restated its consolidated financial statements for the years 2000 through 2003 to account for the option at estimated value. Previously, the written option was not initially recorded at its fair value and was not subsequently marked to fair value through earnings. See Note 3 to the consolidated financial statements for more information about the written option.

      The effect of this restatement was to record the written option in 2000 at its fair value of $1,938,000 with a charge to expense equal to the fair value of the written option, less the amount of $20,188 received in cash from the BBG shareholders in payment for the written option, and a credit to liability. Subsequent to initial recording, the fair value of the written option is adjusted each reporting period to its then fair value and reported in income or expense as appropriate.

Five-Year Summary

	At or for the Three Months Ended
	March 31,		At or for the Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
				(as restated)	(as restated)	(as restated)	(as restated)
	(Dollars in Thousands, Except Share Data)
Earnings per share:
Basic	$0.65	$0.39	$1.72	$2.72	$0.52	$1.14	$0.13
Diluted	0.64	0.37	1.67	1.93	0.49	1.09	0.12

Interest income	7,956	6,568	28,136	27,151	27,932	26,705	23,341
Interest expense	3,637	2,804	11,727	12,475	15,581	15,294	14,096
Net interest income	4,319	3,764	16,409	14,676	12,351	11,411	9,245
Provision for loan and lease losses	65	—	(540)	200	3,614	1,940	1,078
Gain on sale of unconsolidated subsidiary	973	—	—	—	—	—	—
Non-interest income	810	683	3,090	2,572	2,338	2,156	1,435
Written option income (expense)	—	7	7	1,361	(39)	(343)	(1,620)
Non-interest expense	3,575	3,261	13,148	11,432	10,525	8,544	7,648
Minority interest in (income) loss of consolidated subsidiary	—	(6)	(9)	(741)	787	338	551
Income taxes	892	401	3,014	761	261	842	643
Net income	1,570	786	3,875	5,475	1,037	2,236	242

Total assets	597,602	513,307	562,951	518,472	480,061	410,221	308,541
Securities	87,138	64,841	66,445	63,571	48,406	39,203	43,081
Loans and leases, net	484,683	429,467	469,938	433,105	409,227	351,579	244,619
Deposits	528,714	428,882	474,677	436,886	414,407	345,459	244,321
Borrowed funds	8,683	33,949	29,981	30,812	19,474	18,806	34,666
Guaranteed trust preferred securities	10,310	10,310	10,310	10,000	10,000	10,000	—
Option liability	—	654	—	661	2,022	1,983	1,640
Minority interest in consolidated subsidiary	—	4,376	—	4,353	3,562	4,302	4,633
Stockholders’ equity	39,442	26,973	38,177	25,976	20,728	21,213	19,646
Shares outstanding	2,416,464	2,412,409	2,412,409	2,021,033	1,985,466	1,979,927	1,913,512
Book value per share at end of period	16.32	11.18	15.82	12.85	10.44	10.71	10.27
Dividends declared per share	—	—	0.21	0.25	0.15	—	—
Dividend payout ratio	0.00%	0.00%	12.21%	9.19%	28.85%	0.00%	0.00%
Yield on earning assets	5.69	5.22	5.42	5.68	6.48	7.82	8.64
Cost of funds	2.95	2.54	2.59	2.96	4.10	5.17	6.07
Interest rate spread	2.74	2.68	2.83	2.72	2.38	2.66	2.57
Net interest margin	3.09	2.99	3.16	3.07	2.87	3.34	3.42
Return on average assets	1.08	0.61	0.72	1.11	0.23	0.63	0.09
Return on average equity	16.18	11.66	12.58	23.35	4.86	11.26	1.25
Average equity to average assets	6.64	5.21	5.74	4.75	4.79	5.63	6.80

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

      When used in this registration statement, and in any oral statements made with the approval of an authorized executive officer, the words or phrases “may,” “could,” “should,” “hope,” “might,” “believe,” “expect,” “plan,” “assume,” “intend,” “estimate,” “anticipate,” “project,” “will likely result,” or similar expressions are intended to identify “forward-looking statements.” Such statements are subject to risks and uncertainties, including, without limitation, changes in economic conditions in the market area of First Business Bank (“FBB”) or First Business Bank — Milwaukee (“FBB — Milwaukee”), changes in policies by regulatory agencies, fluctuation in interest rates, demand for loans in the market area of FBB or FBB — Milwaukee, borrowers defaulting in the repayment of loans, competition, and the other risks set forth under “Cautionary Factors,” that could cause actual results to differ materially from what FBFS has anticipated or projected. These risk factors and uncertainties should be carefully considered by potential investors. Investors should not place undue reliance on any such forward-looking statements, which speak only as of the date made. The factors described within this registration statement could affect the financial performance of FBFS and could cause actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods.

      Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, FBFS cautions that, while its management believes such assumptions or bases are reasonable and are made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, an expectation or belief is expressed as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result in, or be achieved or accomplished.

      FBFS does not intend to update any forward-looking statements, whether written or oral, to reflect change. Furthermore, FBFS specifically disclaims any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

      The following discussion and analysis is intended as a review of significant factors affecting the financial condition and results of operations of FBFS for the periods indicated. The discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and the Selected Consolidated Financial Data presented herein.

Overview

      The principal business of FBFS is conducted by FBB and FBB — Milwaukee and consists of a full range of community-based financial services focusing on small and medium-sized businesses. Products include commercial lending, asset-based lending, leasing, trust and investment services and a broad range of deposit products. The profitability of FBFS depends primarily on its net interest income, provision for loan and lease losses, other income, and other expenses. Net interest income is the difference between the income FBFS receives on its loans, leases and investment securities, and its cost of funds, which consists of interest paid on deposits and borrowings. The provision for loan and lease losses reflects the cost of credit risk in the loan and lease portfolio of FBFS. Other income consists of service charges on deposit accounts, securities gains, loan and lease fees, trust fees, and other income. Other expenses include salaries and employee benefits, occupancy, equipment expenses, professional services, marketing expenses, other non-interest expenses, and taxes.

      Net interest income is dependent on the amounts of and yields on interest-earning assets as compared to the amounts of and rates on interest-bearing liabilities. Net interest income is sensitive to changes in market rates of interest and the asset/liability management procedures used by FBFS in responding to such changes. The provision for loan and lease losses is dependent upon management’s assessment of the collectibility of loans and leases under current economic conditions. Other expenses are influenced by the growth of operations, with additional employees necessary to staff such growth. Growth in the number of relationships directly affects such expenses as data processing costs, supplies, postage, and other miscellaneous expenses.

      In the following discussion, as required by generally accepted accounting principles, FBFS’s interest income, interest expense, provision for loan and lease losses, net interest income, non-interest income, non-interest expense, income tax expense, and all balance sheet items other than shareholders’ equity include 100% of the amounts reported by BBG for the periods and as of the dates stated, although FBFS owned only 51% of the outstanding shares of BBG stock as of December 31, 2003. FBFS’s net income and stockholders’ equity are reported net of adjustment to reflect the 49% outstanding minority interests of BBG. As of June 1, 2004, FBFS owned 100% of the shares of BBG. BBG was subsequently dissolved and as a result First Business Bank — Milwaukee became a direct wholly-owned subsidiary of FBFS. See “Item 13 — Financial Statements and Supplementary Data.”

Recent Developments

      Tax Audit. Like the majority of financial institutions located in Wisconsin, First Business Bank transferred investment securities and loans to out-of-state investment subsidiaries. The Bank’s Nevada investment subsidiaries now hold and manage these assets. The investment subsidiaries have not filed returns with, or paid income or franchise taxes to, the State of Wisconsin. The Wisconsin Department of Revenue (the “Department”) recently implemented a program to audit Wisconsin financial institutions which formed investment subsidiaries located outside of Wisconsin, and the Department has generally indicated that it intends to assess income or franchise taxes on the income of the out-of-state investment subsidiaries of Wisconsin financial institutions. FBB has received a Notice of Audit from the Department that would cover years 1999 through 2002 and would relate primarily to the issue of income of the Nevada subsidiaries. During 2004, the Department offered a blanket settlement agreement to most banks in Wisconsin having Nevada investment subsidiaries. The Department has not issued an assessment to the bank, but the Department has stated that it intends to do so if the matter is not settled.

      If the Department of Revenue should be successful in taxing the income of FBB’s investment subsidiaries, future income may be reduced. At this time FBB does not know if the Department of Revenue will attempt to collect any taxes, penalties or interest for prior periods. If the Department of Revenue made such an attempt and were successful, such assessment could be an amount in a range up to $2.2 million, based on net taxable income of the Nevada subsidiaries. In addition, FBB is likely to incur expenses in addressing the audit, including legal and accounting fees. Any amounts paid to resolve this matter will be deductible for Federal income tax purposes. Due to the incomplete nature of the audit, FBB management is unable to determine the ultimate amount of additional taxes, if any, it will be assessed. FBB may be presented with an option to settle this dispute that would be prudent to accept based on the facts and circumstances at that time and has accrued an estimated liability of an amount that is within a range of probable settlement amounts.

      Sale of m2 Lease Funds. On January 4, 2005, FBB sold its 50% interest in its commercial finance joint leasing venture, m2 Lease Funds, in a cash sale.

      The primary function of m2 Lease Funds was to provide lease originations to First Business Leasing on a right of first refusal basis. The Corporation intends to add experienced origination staff to First Business Leasing in order to continue offering leasing alternatives to businesses in our targeted markets. During the anticipated time to fill the position, the Corporation will continue to purchase leases from m2 Lease Funds on a limited basis.

      In 2004 the Corporation’s equity in earnings of m2 Lease Funds was $124,000. The investment in m2 was accounted for under the equity method and the historical recognition of annual net income was immaterial to the overall performance of the Corporation. As a result of replacing the source of originations, the Corporation expects that there will be no material effect on future results of operations due to the sale of m2 Lease Funds.

      Historically, the Corporation has not received any cash flow from m2 Lease Funds until the sale in 2005 and therefore future cash flow and liquidity will not be affected by the sale.

Critical Accounting Policies and Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. By their nature, changes in these assumptions and estimates could significantly affect the financial position or results of operations for FBFS. Actual results could differ from those estimates. Please refer to Note 1 to the Consolidated Financial Statements for a discussion of the most significant accounting policies followed by FBFS. Discussed below are certain policies that are critical to FBFS. Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates, and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements.

      Allowance for Loan and Lease Losses. The allowance for loan and lease losses represents management’s recognition of the risks of extending credit and its evaluation of the quality of the loan and lease portfolio and as such, requires the use of judgment as well as other systematic objective and quantitative methods. The risks of extending credit and the accuracy of management’s evaluation of the quality of the loan and lease portfolio are neither static nor mutually exclusive and could result in a material impact on the Corporation’s financial statements. Management could over-estimate the quality of the loan and lease portfolio resulting in a lower allowance for loan and lease losses than necessary, overstating net income and equity. Conversely, management could under-estimate the quality of the loan and lease portfolio, resulting in a higher allowance for loan and lease losses than necessary, understating net income and equity. The allowance for loan and lease losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan and lease losses and decreased by charge-offs, net of recoveries. Management estimates the allowance balance required and the related provision for loan and lease losses based on quarterly evaluations of the loan and lease portfolio, with particular attention paid to loans and leases that have been specifically identified as needing additional management analysis because of the potential for further problems. During these evaluations, consideration is also given to such factors as the level and composition of impaired and other non-performing loans and leases, historical loss experience, results of examinations by regulatory agencies, independent loan and lease reviews, the market value of collateral, the strength and availabilities of guarantees, concentration of credits and other factors. Allocations of the allowance may be made for specific loans or leases, but the entire allowance is available for any loan or lease that, in management’s judgment, should be charged off. Loan and lease losses are charged against the allowance when management believes that the uncollectibility of a loan or lease balance is confirmed.

      Historical loss rates for the various classifications and pools of loans and leases may be adjusted by management from time to time for significant factors that, in management’s judgment reflect the effect of current conditions on loss recognition. The loss rates used also consider the imprecision in estimating losses on individual loans and leases or pools of loans and leases.

      FBFS charged off three significant loans and one lease during 2002. As a result of these charge-offs, FBFS incurred net loan and lease losses of $3.2 million in 2002, $768,000 of which was recovered in 2003. Two of the loans were originated by FBB — Milwaukee and participated to FBB — Madison under an expedited intercompany approval process.

      The policy at the time the above mentioned loans were originated included a provision that allowed loans that were approved through the complete loan approval process by one of the subsidiary banks and were an amount greater than the internal lending limit of that subsidiary bank, to be participated to the other subsidiary bank with prior approval of the Intercompany Loan Committee, as opposed to the entire Officers Loan Committee, and Directors Loan Committee, of the participating bank.

      The make-up of the Intercompany Loan Committee included two representatives from each subsidiary bank’s credit granting process. This smaller loan approval committee was established to improve the response time to customers. Subsequent to the charge-offs, in July 2002, FBFS changed the policy to eliminate the Intercompany Loan Committee. The policy in place since that time requires that all loans and leases originated by one of the banks, purchased from related subsidiaries or purchased from unrelated sources must be reviewed through the standard loan approval process in order to draw on the experience and oversight of the full committee. Whereas this change will not eliminate all future charge-

offs related to intercompany loans it is expected to bring consistency to the Corporation’s credit granting process.

      Management also continues to pursue all practical and legal methods of collection, repossession and disposal, and adheres to high underwriting standards in the origination process in order to continue to maintain strong asset quality. Although management believes that the allowance for loan and lease losses is adequate based upon current evaluation of loan and lease delinquencies, non-performing assets, charge-off trends, economic conditions and other factors, there can be no assurance that future adjustments to the allowance will not be necessary. Should the quality of loans or leases deteriorate, then the allowance for loan and lease losses would be expected to increase relative to total loans and leases. When loan or lease quality improves, then the allowance would be expected to decrease relative to total loans and leases.

      Income Taxes. FBFS and its subsidiaries which are at least 80% owned file a consolidated Federal income tax return and separate state tax returns. Subsidiaries for which FBFS’s interest is less than 80% file a separate Federal tax return from FBFS. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The determination of current and deferred income taxes is based on complex analyses of many factors, including the interpretation of Federal and state income tax laws, the difference between the tax and financial reporting basis of assets and liabilities (temporary differences), estimates of amounts currently due or owed, such as the timing of reversals of temporary differences and current accounting standards. The Federal and state taxing authorities who make assessments based on their determination of tax laws periodically review the Corporation’s interpretation of Federal and state income tax laws. Tax liabilities could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities based on the completion of taxing authority examinations. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred taxes is recognized in income in the period that includes the enactment date. FBFS and its subsidiaries have State of Wisconsin net operating loss (“NOL”) carryforwards as of December 31, 2003 of approximately $35,100,000, which expire in years 2014 through 2018.

      FBFS has made its best estimates on valuation allowances needed for deferred tax assets on certain net operating loss carryforwards and other temporary differences and has made its best estimate of the probable loss related to a state tax exposure matter (see Note 16 to the consolidated financial statements). These estimates are subject to changes. Changes in these estimates could adversely affect future consolidated results of operations. Through 2003, BBG, which was consolidated by FBFS for financial reporting, but not tax purposes, had NOL carryforwards that were generated in the first three years of BBG’s existence. Realization of the net deferred tax assets related to such NOLs over time was dependent upon BBG generating sufficient taxable income in future periods. Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, requires establishment of a valuation allowance reserve for some portion or all of the NOLs if it is more likely than not that sufficient taxable income will not be generated in future periods to utilize the NOLs before they expire. A valuation allowance was established for the benefit of NOLs accumulated through December 31, 2002. In 2003, there was a reduction in the allowance of $1,206,000 against the deferred income tax assets at the consolidated bank subsidiary.

      The NOL carryforwards were the result of the bank’s start-up operations from its inception in June 2000 through the year ended December 31, 2002 and due to the loan loss charge-offs in 2002 totaling $2,876,000 for two large commercial loans originated by FBB — Milwaukee. Were it not for these two loan charge-offs, FBB — Milwaukee would have had taxable income in 2002. In 2003, FBB — Milwaukee had taxable income and the bank was then expected to have taxable income in 2004 and future years. Furthermore, a portion of the loans charged off in 2002 were recovered in 2003. During 2003, FBFS determined the benefit of these NOL carryforwards to be probable of realization in full based upon the profitability of FBB — Milwaukee in 2003, its recovery in 2003 of $773,000 of the loans charged-off in 2002, the significant reduction in non-performing loans, the ability of FBFS to sell earning assets to FBB — Milwaukee, the achievement of a growth in earning assets sufficient to forecast future earnings more than sufficient to utilize the full NOL, and the length of the remaining life of the NOL carryforwards which range from 17 to 19 years. FBB — Milwaukee had taxable income in 2004.

      As noted elsewhere herein, in July 2004, BBG shareholders completed the exchange of their 49% minority ownership in BBG to FBFS for shares of FBFS. This event resulted in FBFS owning 100% of BBG shares. BBG was subsequently dissolved and as a result, FBB — Milwaukee became a direct wholly-owned subsidiary of FBFS. Beginning in 2004, FBFS will file a consolidated Federal tax return with FBB — Milwaukee enabling the usage of FBB — Milwaukee’s NOL carryforwards to offset consolidated taxable income, subject to certain IRS annual limitations. This event increases further the probability that all of the benefits related to these NOL carryforwards will be fully realized. FBFS will continue to evaluate the probability of the usage of the NOL carryforwards and if in the future it is no longer deemed more likely than not that the benefit of the NOL carryforwards will be realized, then a valuation allowance will be established through a charge to income tax expense.

      Valuation of Securities. The Corporation’s available-for-sale security portfolio is reported at fair value. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Available-for-sale and held-to-maturity securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the length of time the fair value has been below cost, the expectation for that security’s performance, the credit worthiness of the issuer and the Corporation’s intent and ability to hold the security to maturity. A decline in value that is considered to be other-than-temporary is recorded as a loss within non-interest income in the Consolidated Statements of Income.

      The Corporation infrequently sells securities available for sale, having no sales in 2004 or 2003. The Corporation holds debt securities of the U.S. Government and collateralized mortgage derivatives. The fair value of these securities is affected mostly by changes in interest rates. It is the Corporation’s intent and ability to hold securities with unrealized losses until maturity or until recovery of any unrealized losses.

      Lease Residuals. The Corporation leases machinery and equipment to customers under leases which qualify as direct financing leases for financial reporting and as operating leases for income tax purposes. Under the direct financing method of accounting, the minimum lease payments to be received under the lease contract, together with the estimated unguaranteed residual value (approximating 3 to 15% of the property cost of the related equipment), are recorded as lease receivables when the lease is signed and the lease property is delivered to the customer. Residual value is the estimated fair market value of the equipment on lease at lease termination. In estimating the equipment’s fair value, the Corporation relies on historical experience by equipment type and manufacturer published sources of used equipment prices, internal appraisals and, where available, valuations by independent appraisers, adjusted for known trends. The Corporation’s estimates are reviewed regularly to ensure reasonableness; however, the amounts the Corporation will ultimately realize could differ from the estimated amounts. Where residual amounts are estimated to be other-than-temporarily impaired, the amount is reduced and a loss is recorded.

      Derivatives. The Corporation uses derivative instruments, principally interest rate swaps, to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows.

      SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires all derivative instruments to be carried at fair value on the balance sheet. The accounting for the gain or loss due to changes in the fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. If the derivative instrument does not qualify as a hedge, the gains or losses are reported in earnings when they occur. However, if the derivative instrument qualifies as a hedge the accounting varies based on the type of risk being hedged.

      Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS 133. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows or other types of forecasted transactions, are considered cash flow hedges. The Corporation, at the inception of the hedge, formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction.

      For fair value hedges, gains or losses on derivative hedging instruments are recorded in earnings. In addition, gains or losses on the hedged item are recognized in earnings in the same period and the same income statement line as the change in fair value of the derivative. Consequently, if gains or losses on the derivative hedging instrument and the related hedged item do not completely offset, the difference (i.e. the ineffective portion of the hedge) is recognized currently in earnings.

      For cash flow hedges, the reporting of gains or losses on derivative hedging instruments depends on whether the gains or losses are effective at offsetting the cash flows of the hedged item. The effective portion of the gain or loss is accumulated in other comprehensive income and recognized in earnings during the period that the hedged forecasted transaction affects earnings. The ineffective portion of the hedge is recognized currently in earnings.

      At the inception of each hedge and at least quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in the fair values or cash flows of the hedged items and whether they are expected to be highly effective in the future. If it is determined that a derivative instrument has not been or will not continue to be highly effective, hedge accounting is discontinued. Thereafter, the derivative instrument would continue to be marked to market with changes in fair value charged or credited to earnings.

      When available, the fair values of derivatives and the hedged assets or liabilities are obtained from third party sources. Such fair values are based upon interest rates using discounted cash flow modeling techniques in the absence of market quotes. Therefore, management must make estimates regarding the amount and timing of cash flows, which are susceptible to significant change in future periods based upon changes in interest rates. The assumptions used by management in the cash flow models are based on yield curves, forward yield curves and implied volatilities observable in the cash and derivatives markets. The pricing models are validated periodically by testing through comparison with other third parties.

      Goodwill and Other Intangibles. Goodwill was recorded as a result of the acquisition of BBG on June 1, 2004, the purchase price of which exceeded the fair value of the net assets acquired. Goodwill is reviewed at least annually, for impairment. This review requires judgment. The price paid for the acquisition is analyzed and compared to a number of current indices. If goodwill is determined to be impaired, a reduction in value would be expensed in the period in which it became impaired. See Note 4 to the Consolidated Financial Statements for further discussion of goodwill and other intangibles.

      Judgment is also used in the valuation of other intangible assets consisting of a core deposit intangible and a customer list from purchased trust business. Core deposit intangibles were recorded for core deposits acquired in the BBG acquisition which was accounted for as a purchase business combination. The core deposit intangible assets were recorded using the assumption that they provide a more favorable source of funding than wholesale borrowings. An intangible asset was recorded for the present value of the difference between the expected interest to be incurred on these deposits and interest expense that would be expected if these deposits were replaced by wholesale borrowings, over the expected lives of the core deposits. The current estimate of the underlying lives of core deposits is fifteen years and ten years for the customer list. If it is determined that the deposits or the customer list have shorter lives, the assets will be adjusted to reflect an expense associated with the amount that is impaired.

Results of Operations
Comparison of Three Months Ended March 31, 2005 and 2004

      General. Net income increased $784,000 to $1.6 million for the three months ended March 31, 2005 from $786,000 in the same period of 2004. The three months ended March 31, 2005 included a gain on the sale of the 50% owned leasing subsidiary of $973,000. In addition to the gain on sale of the subsidiary, interest income increased $1.4 million. These components that caused an increase in net income were partially offset by increases in interest expense of $833,000 and an increase in non-interest expense of $314,000. The returns on average assets and average stockholders’ equity for the three months ended March 31, 2005 were 1.08% and 16.18%, respectively, as compared to .61% and 11.66%, respectively, for the same period in 2004.

      Net Interest Income. Net interest income increased $555,000, or 14.7%, to $4.3 million for the three months ended March 31, 2005 from $3.8 million for the same period in 2004. The improvement in net interest income was due to an increase in average earning assets accompanied by an increased net interest margin. Net interest margin increased from 2.99% for the three month period ended March 31, 2005 to 3.09% in the same period of 2005. This was because the increase in yields paid on interest-bearing liabilities was less than the increase in yields earned on interest-bearing assets. This was also reflected in the increase in the interest rate spread from 2.68% for the three months ended March 31, 2005 to 2.74% for the same period in 2005.

      Interest income on total interest-earning assets increased $1.4 million to $8.0 million for the three months ended March 31, 2005 from $6.6 million for the same period in 2004. In particular, interest income on loans and leases increased $1.2 million to $7.2 million as of the three months ended March 31, 2005 from $6.0 million for the same period of 2004 due to an increase in average loans and leases outstanding of $35.5 million, or 8.1%, accompanied by an increase in average yields earned on loans and leases from 5.47% to 6.08% caused by a rise in market rates. Also contributing to the increase in income on interest earning assets was an increase in income on mortgage related securities of $207,000 from $452,000 for the three months ended March 31, 2004 to $659,000 for the same period in 2005. This increase was due to an increase in the average balance of mortgage related securities of $20.8 million from $53.9 million as of March 31, 2004 to $74.7 million for the same period in 2005 accompanied by an increase in average yields on such securities from 3.35% in 2004 to 3.53% in 2005.

      The average balance of loans increased in all categories except for consumer loans, which experienced a decrease from an average balance of $3.6 million as of March 31, 2004 to $1.7 million for the same period in 2005. Total average mortgage loan growth amounted to $19.8 million, or 6.8%, which was driven largely by growth in commercial real estate and construction loans, as well as 1-4 family loans. Commercial loans grew $16.1 million, or 13.3%, while leases grew $544,000 or 6.2%. The rate of growth in commercial real estate, construction and commercial loans has largely been the result of attracting new customers in the Banks’ two principal markets. Existing borrowers are successfully managing their businesses through the slower economic conditions and using cash flow to pay down loan balances. The healthy cash flow of the underlying customer base that has resulted in such pay downs of loan balances has contributed to the improvement in nonperforming loans. Management expects that commercial real estate and commercial loan markets will experience loan growth in the mid to high single digits in 2005 based on expectations of continued success in attracting new customers in the Banks’ markets and modest economic growth that should strengthen over the next few quarters in those markets.

      The growth in the average balance of mortgage-related securities as of the three months ended March 31, 2005 stemmed from a purchase of roughly $20.0 of such securities, as interest rates have become more attractive in those securities resulting from rising mortgage rates. It is the Corporation’s policy to diversify assets and part of that diversification includes an investment portfolio that is approximately 10.0% of total assets. This contributed to an increased yield in mortgage-related securities for the three months ended March 31, 2005 as compared to the same period in 2004 from 3.35% to 3.53%.

      Interest expense on interest-bearing liabilities increased $833,000 to $3.6 million for the three months ended March 31, 2005 from $2.8 million for the same period in 2004 primarily due to an $846,000 increase in interest expense on deposits with the weighted average rate increasing from 2.40% to 2.83%. The increase in interest expense was largely due to rising rates on deposits accompanied by an increase in average interest-bearing deposits of $58.6 million or 14.7% from $39.4 million as of the three months ended March 31, 2004 to $458.0 million for the same period in 2005. This increase was largely a result of growth in average certificates of deposit of $31.6 million from $240.1 million as of the three months ended March 31, 2004 to $271.7 million in 2005, primarily acquired through deposit brokers. This was partially offset by a decrease in the average balance of Federal Home Loan Bank (“FHLB”) advances, used as another source of funding, of $4.7 million from $20.7 million for the three months ended March 31, 2004 to $16.0 million for the same period in 2005, or 22.7%, with the average cost of such advances remaining constant at 2.28% for both periods. The overall weighted average cost of borrowings increased from 3.97% for the three months ended March 31, 2004 to 4.53% for the same period in 2005. This was a result of increases in the other categories of borrowings.

      The Banks’ strategies continue to focus on developing deeper relationships through the sale of products and services that meet clients’ needs accompanied by incentive programs that encourage the growth of deposits. Specific deposit initiatives include service and retention calling programs, increased advertising and identification of high growth potential individuals and businesses. Additionally, the Banks’ use of wholesale funding in the form of deposits generated through distribution channels other than the Corporation’s own bank locations allows the Banks to gather funds across a wider geographic base at pricing levels considered attractive. Such deposits provide flexibility as opposed to single service time deposit relationships.

      Provision for Loan and Lease Losses. The provision for loan and lease losses increased $65,000 from $0 for the three months ended March 31, 2004 to $65,000 for the same period in 2005. The primary reason for the increase is due to the growth in the loan and lease portfolio and an increase in classified loans offset by a decrease in non-accrual loans and leases. Management regularly reviews the loan and lease losses including incorporating historical charge-off migration analysis and an analysis of the current level and trend of several factors that management believes provides an indication of losses in the loan and lease portfolio. These factors include delinquencies, volume, average size, average risk rating, technical defaults, geographic concentrations, industry concentrations, loans and leases on the management attention list, experience in the credit granting functions and changes in underwriting standards.

      Non-Interest Income. Non-interest income, consisting primarily of deposit and loan related fees as well as fees earned for trust and investment services, increased $1.1 million, or 158.4%, to $1.8 million for the three months ended March 31, 2005 from $690,000 for the same period in 2004. The primary contributor to this increase was the gain on sale of $973,000 of the leasing subsidiary, m2. In addition to this, there was a $119,000 increase in trust fee income from FBB’s trust services subsidiary due to successful efforts to increase assets under management. Money transferred in from new and existing customers as well as market appreciation contributed to the increase in assets. Sales activity and account retention were positive for the first quarter of 2005. Non-interest income also increased $44,000 for the three months ended March 31, 2005 from the same period in 2004 due to income from the increase in cash surrender value of bank owned life insurance. These increases were partially offset by a decrease in service charges on deposits of $36,000 due to efforts to remain competitive in the current interest rate market, other income of $21,000, and written option income of $7,000.

      Non-Interest Expense. Non-interest expense increased $314,000, or 9.6%, to $3.6 million for the three months ended March 31, 2005 from $3.3 million in the same period for 2004. A significant portion of this increase was due to an increase of $221,000 in employee salaries and benefits reflecting additions to staff. Other expenses increased $126,000 from $318,000 for the three months ended March 31, 2004 to $444,000 for the same period in 2005 largely due to an impairment in the investment in a community housing project of $98,000. Marketing increased $95,000 as a result of loan, deposit, and general marketing campaigns. Data processing increased $21,000. These increases were offset by a decrease in professional and consulting fees of $95,000 associated with the Corporation’s process during 2004 to become a publicly registered company and other fees associated with additional consulting necessary due to regulatory changes such as Sarbanes-Oxley. The remainder of the decrease is attributable to a decrease in occupancy of $22,000, due to a prior year additional occupancy charge.

      Minority Interest. The consolidated financial statements for the three months ended March 31, 2004 included the accounts of FBFS, its wholly-owned subsidiaries and its share of BBG prior to the acquisition of all of the minority interests in BBG shares effective June 1, 2004. Minority interest in net income of consolidated subsidiary represents the 49% minority ownership interest in BBG.

      Income Taxes. FBFS recorded income tax expense of $892,000 for the three months ended March 2005, an effective rate of 36.2%, as compared to $401,000 for the same period in 2004, an effective rate of 33.8%. The effective rate and the tax expense increased principally resulting from an increase in income before tax.

Comparison of Years Ended December 31, 2004 and 2003

      General. Net income decreased $1.6 million to $3.9 million in fiscal 2004 from $5.5 million in the same period of 2003. 2003 included a non-cash gain of $1.3 million related to the change in fair value during 2003 of the written option held by BBG’s minority interest shareholders. (See Note 3 to the Consolidated Financial Statements. The decrease is related to a $2.3 million increase in tax expense principally resulting from an increase in income before tax and a change in estimate for certain tax exposure items. In 2003, the lower effective tax rate was attributable to the reversal of a valuation reserve against net deferred tax assets previously established for net operating losses incurred by BBG. In addition to this net increase from the prior year’s taxes, non-interest expense increased $1.7 million and non-interest income decreased $836,000. These components that caused a decrease in net income were partially offset by increases in net interest income of $1.7 million, a $740,000 reduction in the provision for loan and lease losses and a decrease in minority interest in net income of unconsolidated subsidiaries of $732,000. The returns on average assets and average stockholders’ equity for fiscal 2004 were 0.72% and 12.58%, respectively, as compared to 1.11% and 23.35%, respectively, for the same period in 2003.

      Net Interest Income. Net interest income increased $1.7 million, or 11.8%, to $16.4 million for fiscal 2004 from $14.7 million for the same period in 2003. The improvement in net interest income was due to an increase in average earning assets accompanied by an increased net interest margin. Net interest margin increased from 3.07% in fiscal 2003 to 3.16% in the same period of 2004. This was because the decrease in yields paid on interest-bearing liabilities was greater than the decrease in yields earned on interest-bearing assets. This was also reflected in the increase in the interest rate spread from 2.72% in 2003 to 2.83% in 2004.

      Interest income on total interest-earning assets increased $985,000 to $28.1 million in fiscal 2004 from $27.2 million in 2003. In particular, interest income on loans and leases increased $494,000 to $25.9 million in fiscal 2004 from $25.4 million in the same period of 2003 due to an increase in average loans and leases outstanding of $30.1 million, or 7.1%, offset by a decrease in average yields earned on loans and leases from 5.99% to 5.70% caused by a decline in market rates. Also contributing to the increase in income on interest earning assets was an increase in income on mortgage related securities of $610,000 from $1.3 million in 2003 to $1.9 million in 2004. This increase was due to an increase in the average balance of mortgage related securities of $13.6 million from $43.5 million in 2003 to $57.1 million in 2004 accompanied by an increase in average yields on such securities from 3.03% in 2003 to 3.38% in 2004.

      The average balance of loans increased in all categories. Total average mortgage loan growth amounted to $17.9 million, or 6.4%, which was driven largely by growth in commercial real estate and construction loans, as well as 1-4 family loans. Commercial loans grew $9.9 million, or 8.3%, while leases grew $1.5 million or 6.2%. Consumer loans grew $848,000. The rate of growth in commercial real estate, construction and commercial loans has largely been the result of attracting new customers in the Banks’ two principal markets. Existing borrowers are successfully managing their businesses through the slower economic conditions and using cash flow to pay down loan balances. The healthy cash flow of the underlying customer base that has resulted in such pay downs of loan balances has contributed to the improvement in nonperforming loans. Management expects that commercial real estate and commercial loan markets will experience loan growth in the mid to high single digits in 2005 based on expectations of continued success in attracting new customers in the Banks’ markets and modest economic growth that should strengthen over the next few quarters in those markets.

      The growth in the average balance of mortgage-related securities from 2003 to 2004 represented a replacement of investment securities stemming from a drop in such securities from 2003 to 2002, due to prepayments during that period, as mortgage rates fell. It is the Corporation’s policy to diversify assets and part of that diversification includes an investment portfolio that is approximately 10.0% of total assets. As mortgage-related security prepayments increased during the prior period, the amortization of the premiums associated with those securities was accelerated. This contributed to a decreased yield in mortgage-related securities in 2003 as compared to 2004.

      Interest expense on interest-bearing liabilities decreased $748,000 to $11.7 million in fiscal 2004 from $12.5 million in 2003 primarily due to a $676,000 decrease in interest expense on deposits with the weighted average rate decreasing from 2.79% to 2.45%. The decrease in interest expense was largely due to repricing opportunities on deposits which were partially offset by an increase in average interest-bearing deposits of $26.1 million or 6.8% from $385.9 million in 2003 to $412.0 million in 2004. This increase was largely a result of growth in average certificates of deposit of $28.4 million from $224.4 million in 2003 to $252.8 million in 2004, primarily acquired through deposit brokers. The interest bearing deposits that have been identified as hedged items and the fair value hedge instruments have been marked to market on a quarterly basis. During 2004 the yield curve shape and level has changed and because the hedges are matched in all regards there has been no ineffectiveness of the fair value hedges. The interest bearing deposits that have been identified as hedged items and the fair value hedge instruments have been marked to market on a quarterly basis. During 2004 the yield curve shape and level has changed and because the hedges are matched in all regards there has been no ineffectiveness of the fair value hedges. The average balance of Federal Home Loan Bank (“FHLB”) advances, used as another source of funding, increased $4.3 million from $18.5 million in 2003 to $22.8 million in 2004, or 23.1%, while the average cost of such advances of 3.13% in 2003 decreased to 1.91% in 2004.

      The Banks’ strategies continue to focus on developing deeper relationships through the sale of products and services that meet clients’ needs accompanied by incentive programs that encourage the growth of deposits. Specific deposit initiatives include service and retention calling programs, increased advertising and identification of high growth potential individuals and businesses. Additionally, the Banks’ use of wholesale funding in the form of deposits generated through distribution channels other than the Corporation’s own bank locations allows the Banks to gather funds across a wider geographic base at pricing levels considered attractive. Such deposits provide flexibility as opposed to single service time deposit relationships discussed previously.

      Provision for Loan and Lease Losses. The provision for loan and lease losses decreased $740,000 from $200,000 for fiscal 2003 to a negative provision of $540,000 for the same period in 2004. The primary reason for the negative provision was a reduction in classified loan balances and a reduction in specific reserves for impaired and substandard loans and leases. This net reduction is a result of an improvement of $829,000 in the values of collateral versus carrying value of a loan to an injection moldings manufacturer and two leases (one to a tool and die manufacturer and the other to a metal stamping manufacturer), partially offset by a $165,000 increase in specific reserve on a commercial loan to a manufacturer of plastic injection moldings. Also contributing to the decrease in provision were net recoveries in 2004 of $104,000 and a reduction in reserves allocated to impaired loans and leases. Contributing to the reduction in the allowance is management’s regular review of the loan and lease loss methodology including incorporating historical charge-off migration analysis and an analysis of the current level and trend of several factors that management believes provides an indication of losses in the loan and lease portfolio. These factors include delinquencies, volume, average size, average risk rating, technical defaults, geographic concentrations, industry concentrations, loans and leases on the management attention list, experience in the credit granting functions and changes in underwriting standards. This change resulted in an overall reduction in the allowance for loan and lease reserve of $295,000. Offsetting the factors mentioned above was the growth in the loan and lease portfolio required a provision for loan and lease losses of $523,000.

      Non-Interest Income. Non-interest income, consisting primarily of deposit and loan related fees as well as fees earned for trust and investment services, decreased $836,000, or 21.3%, to $3.1 million for fiscal 2004 from $3.9 million in the same period of 2003. The largest contributor to this decrease was a $1.3 million decrease in income relating to the year-end valuation of the conversion options issued in 2000 to the minority shareholders of BBG. For further discussion of the written option, see Note 3 to the Consolidated Financial Statements. In addition to this, there was a $31,000 decrease in service charges on deposits due to efforts to remain competitive in the current interest rate market. Offsetting these decreases was an increase of $256,000 in trust fee income from FBB’s trust services subsidiary due to successful efforts to increase assets under management. Money transferred in from new and existing customers as well as market appreciation contributed to the increase in assets. Sales activity and account retention were positive in 2004. Another source of increased income was an increase of $169,000 in loan fees stemming from loan growth and loan prepayment premiums. Non-interest income also increased $70,000 from 2003 to 2004 due to income from the increase in cash surrender value of bank owned life insurance. Equity in earnings of the Bank’s unconsolidated subsidiary, m2, increased $46,000. Credit, merchant and debit card fees increased $8,000.

      Non-Interest Expense. Non-interest expense increased $1.7 million, or 15.0%, to $13.1 million in fiscal 2004 from $11.4 million in the same period for 2003. A significant portion of this increase was due to an increase of $990,000 in employee salaries and benefits reflecting additions to staff combined with annual merit increases. Other expenses increased $258,000 from $1.2 million in 2003 to $1.4 million in 2004 largely due to computer software expenses resulting from increased technology and information protection needs and also from increased recruitment expense as the organization met increased staffing needs. Professional and consulting fees increased $190,000 associated with the Corporation’s process to become a publicly registered company and other fees associated with additional consulting necessary due to regulatory changes such as Sarbanes-Oxley. Marketing increased $105,000 as a result of loan, deposit, and general marketing campaigns. The remainder of the increase is attributable to increases in occupancy of $102,000, equipment of $79,000, and data processing of $68,000. These increases were offset by a decrease in collection fees of $73,000 associated with a return to a more acceptable level of delinquency and charge-off activity in the loan and lease portfolio. A discussion of previous levels of troubled loans and leases is under “Non-interest expense” in the comparison of results of operations from 2003 to 2002.

      Minority Interest. The consolidated financial statements for the year ended December 31, 2004 included the accounts of FBFS, its wholly-owned subsidiaries and its share of BBG prior to the acquisition of all of the minority interests in BBG shares effective June 1, 2004. Minority interest in net income of consolidated subsidiary represents the 49% minority ownership interest in BBG which was eliminated from the consolidated results of operations of FBFS. Net income for BBG for the first five months of 2004, until the minority interests were eliminated through the conversion option, was $19,000, $9,000 of which represents the minority interest in net income of the consolidated subsidiary. For the year ended December 31, 2003, BBG reported net income of $1.1 million with minority interest of $741,000 eliminated from the results of operations of FBFS.

      Income Taxes. FBFS recorded income tax expense of $3.0 million for the year ended 2004, an effective rate of 43.7%, as compared to $761,000 for the same period in 2003, an effective rate of 10.9%. This represents an increase of $2.3 million principally resulting from an increase in income before tax and a change in estimate for certain tax exposure items in 2004. The higher than expected effective rate in 2004 is a result of an accrual made in 2004 related to tax exposure items. The lower than expected rate in 2003 was attributable to the reversal in 2003 of a valuation allowance against net deferred tax assets established in 2002 for net operating losses at BBG. For a discussion of the tax exposure items, see “Income Taxes” under “Recent Developments” in this section and Note 16 to the consolidated financial statements.

Comparison of Years Ended December 31, 2003 and 2002

      General. Net income increased $4.4 million to $5.5 million in 2003 from $1.0 million in 2002. The primary components of this increase were a $3.4 million decrease in the provision for loan and lease losses which reflects the reduction in non-performing loans and the net loan recoveries in 2003 and an increase of $1.4 million in written option income relating to the year-end revaluation of the written options issued in 2000 to the minority shareholders of BBG. These components that caused an increase in net income were partially offset by increases in non-interest expense of $907,000, minority interest in net income of unconsolidated subsidiaries of $1.5 million and income tax expense of $500,000. The returns on average assets and average stockholders’ equity for fiscal 2003 were 1.11% and 23.35%, respectively, as compared to 0.23% and 4.86%, respectively, for fiscal 2002.

      Written Options. The written options sold to the BBG minority shareholders enabled the shareholders to exchange their shares of BBG common stock for shares of FBFS common stock. The written options were exercisable based upon the ratio of the BBG book value per share to the FBFS book value. This conversion formula was agreed upon because there was not an established market for either stock nor was it expected that one would develop before the written options were exercisable, to ensure fairness to existing shareholders of FBFS as well as BBG shareholders by eliminating any potential dilution of book values and to provide for a concise and understandable exchange ratio based on audited financial results.

      FBFS engaged the services of Keefe, Bruyette & Woods (KBW) to assist in deriving a valuation for the written options written by FBFS to the minority shareholders of BBG. KBW is recognized as one of the largest market makers in financial services stocks in the United States and regularly provides valuation and fairness opinions on transactions within the financial services industry. To determine the fair value of the written options, KBW used Merton’s perpetual put option valuation formula which is based on Black-Scholes option valuation models. The basic assumptions included 1) the stock price of BBG, 2) the exercise price, which is defined as the projected conversion ratio times the FBFS stock price, 3) volatility, which is the calculated FBFS monthly annualized volatility for the respective time periods, 4) risk-free interest rate, defined as the 10 year treasury rate at the respective valuation dates and 5) the BBG dividend yield, which is 0.00%. The common ownership and consolidation of financial statements as well as the modification of the option exercise were not directly considered in the valuation formula; however to the extent that it affected BBG stock price the value of the options was also affected.

      For the year ended December 31, 2002 FBFS expensed $39,000 due to an increase in the independently determined fair value. For the year ended December 31, 2003 FBFS recognized $1,361,000 as income from written options. This change in the independently determined fair value during 2003 was primarily due to the fact that the increase in the observed market price for BBG shares as a multiple of BBG book value at December 31, 2003 as compared to December 31, 2002 was combined with a decrease in the observed market price for FBFS shares as a multiple of FBFS book value over the same periods. The relatively small change in 2002 was because of the consistency in the two relationships during that time frame. See Note 2 to the consolidated financial statements for more information about the restatement.

      Net Interest Income. Net interest income increased $2.3 million, or 18.8%, to $14.7 in 2003 from $12.4 million in 2002. The improvement in net interest income was due to a combination of an increase in the average balance of interest-earning assets accompanied by decreases in the interest paid on interest-bearing liabilities which outpaced decreases in interest earned on interest-earning assets. This was reflected in the increase in the interest rate spread from 2.38% in 2002 to 2.72% in 2003. Net interest margin, which is the excess of interest income over interest expense divided by average earning assets, increased from 2.87% in 2002 to 3.07% for 2003. This was primarily a result of a decrease in yields paid on interest-bearing liabilities surpassing a decrease in yields earned on interest-earning assets.

      Interest income on total interest-earning assets decreased $781,000 to $27.2 million in 2003 from $27.9 million in 2002. In particular, interest income on loans and leases decreased $458,000 to $25.4 million in 2003 from $25.8 million in 2002 due to a decrease in average rates earned on loans and leases from 6.64% to 5.99% caused by a decline in market rates and offset by an increase in average loans and leases outstanding of $34.8 million from ongoing originations.

      Interest expense on interest-bearing liabilities decreased $3.1 million to $12.5 million in 2003 from $15.6 million in 2002, as a result of a $3.1 million decrease in interest expense on deposits with the weighted average rate decreasing from 3.97% to 2.79%. The decrease in interest expense was largely due to repricing opportunities on deposits which were partially offset by an increase in average interest-bearing deposits of $38.1 million primarily acquired through deposit brokers.

      Provision for Loan and Lease Losses. The provision for loan and lease losses decreased $3.4 million, or 94.5%, to $200,000 in 2003 from $3.6 million in 2002. The primary reason for the decrease from 2002 was the reduction in non-performing loans; and net loan recoveries in 2003, whereas in 2002 there was a provision to cover probable credit losses relating to certain specifically impaired large loans. These charge-offs, net of recoveries in 2002, totaled $3.3 million, whereas there were net recoveries in 2003 of $736,000.

      Non-Interest Income. Non-interest income, consisting primarily of deposit and loan related fees as well as trust and investment services, increased $1.6 million or 71.1% to $3.9 million in 2003 from $2.3 million in 2002. The increase in total non-interest income in 2003 was primarily due to an increase of written option income of $1.4 million relating to the year-end revaluation of the written options issued in 2000 to the minority shareholders of BBG and an increase in fees earned in connection with trust and investment services of $190,000.

      Non-Interest Expense. Non-interest expense increased $907,000, or 8.6%, to $11.4 million in 2003 from $10.5 million in 2002. A significant portion of this increase was due to a $468,000 increase in employee salaries and benefits reflecting additions to staff combined with annual merit increases. The remainder of the increase is attributable to a combined increase of $560,000 in occupancy, equipment, data processing, marketing and professional fees associated with unsuccessful negotiations to repurchase FBFS shares as well as preparations to become an SEC registered corporation. These increases were partially offset by a reduction of $221,000 in collection fees on troubled loans. The troubled loans were largely composed of three commercial loans and one lease which were partially or completely charged-off in 2002. A partial charge-off of $362,000 was made on a loan to a plastics manufacturer with a carrying value of $723,000 as of December 31, 2003. The loan was restructured and classified as substandard and reported in non-accrual loans. A second loan to a commercial real estate general contractor for $2.2 million was charged-off in 2002 but experienced $706,000 in recoveries in 2003. The third loan for $336,000 to a tool manufacturer was charged off in 2002 but experienced recoveries of $300,000 in 2003. The lease to a specialty paper finisher was charged-off in the amount of $480,000 in 2002.

      Minority Interest. The consolidated financial statements for the year ended December 31, 2003 included the accounts of FBFS and its wholly-owned subsidiaries as well as its 51%-owned subsidiary BBG and BBG’s wholly-owned subsidiary, FBB — Milwaukee. Minority interest in net income of consolidated subsidiaries represents BBG’s outside ownership interest of 49% which was eliminated from the consolidated results of operations of FBFS. Net income for BBG for the year ended December 31, 2003 was $1.5 million, $741,000 of which represents the minority interest in net income of the consolidated subsidiary. For the same period in 2002, BBG reported a net loss of $1.6 million with minority interest of

$787,000 eliminated from the results of operations of FBFS. This change represents an increase of $1.6 million in FBFS’s portion of income from BBG from a loss of $813,000 to net income of $759,000 and the respective increase in minority interest income of $1.5 million.

      Income Taxes. FBFS reported income tax expense for the year ended December 31, 2003 of $761,000 with an effective tax rate of 10.9% as compared to $261,000 with an effective tax rate of 51.1% for the same period in 2002. The increase in income tax expense is the result of higher income before taxes. The reduction in the effective tax rate is due to the reversal in 2003 of a valuation allowance of $1,206,000 against deferred income tax assets established in 2002 at BBG. The losses giving rise to the net operating loss carry forward in 2002 were related primarily to significant losses on two loans. BBG had taxable income in 2003 and would have had earnings in 2002 were it not for the two significant loan losses discussed previously. Recovery of the related deferred tax asset is more likely than not considering these earnings, excluding the loan losses in 2002, and projecting the earnings over the net operating loss carry forward periods.

Net Interest Income Information

      Average Interest-Earning Assets, Average Interest Bearing Liabilities, Interest Rate Spread, and Net Interest Margin. The following tables show the Corporation’s average balances, average rates, the spread between combined average rates earned on the Corporation’s interest-earning assets and interest-bearing liabilities and the net interest margin for both the three months ended March 31, 2005 and 2004 as well as the years ended December 31, 2004 and 2003.

	Three Months Ended March 31,
	2005			2004
			Average			Average
	Average		Yield/	Average		Yield/
	Balance	Interest	Cost	Balance	Interest	Cost
	(Dollars in Thousands)
Interest-Earning Assets
Mortgage loans	$310,959	$4,247	5.46%	$291,114	$3,705	5.09%
Commercial loans	136,543	2,604	7.63	120,466	1,896	6.30
Leases	25,035	335	5.36	23,579	364	6.17
Consumer loans	1,704	25	5.77	3,627	40	4.37

Total loans receivable	474,241	7,211	6.08	438,786	6,005	5.47
Mortgage-related securities	74,719	659	3.53	53,898	452	3.35
Investment securities	4,595	32	2.81	8,109	72	3.55
Federal Home Loan Bank stock	2,773	38	5.48	2,317	39	6.73
Fed funds sold and other	3,036	15	1.98	46	0	0.87
Interest bearing deposits	101	1	2.72	54	0	0.74

Total interest-earning assets	559,465	7,956	5.69	503,210	6,568	5.22
Non-interest-earning assets	24,556			14,079

Total assets	$584,021			$517,289

Interest-Bearing Liabilities
NOW accounts	$51,021	$286	2.24	$46,191	$98	0.85
Money market	94,712	672	2.84	70,669	446	2.52
Certificates — regular	271,690	2,025	2.98	240,139	1,656	2.76
Certificates — large	40,580	255	2.52	42,398	192	1.81

Total deposits	458,003	3,238	2.83	399,397	2,392	2.40
Junior subordinated debentures	10,310	221	8.57	—
Guaranteed trust preferred securities	—	—	0.00	10,310	222	8.61
FHLB advances	16,026	91	2.28	20,720	118	2.28
Other borrowings	8,771	86	3.92	10,599	73	2.75

Total interest-bearing liabilities	493,110	3,637	2.95	441,026	2,805	2.54
Non-interest-bearing liabilities	52,107			44,922

Total liabilities	545,217			485,948
Minority interest in 51% owned subsidiary	—			4,368
Stockholders’ equity	38,804			26,973

Total liabilities and Stockholders’ equity	$584,021			$517,289

Net interest income/interest rate spread		$4,319	2.74%		$3,763	2.68%

Net interest-earning assets	$66,355			$62,184

Net interest margin			3.09%			2.99%

Ratio of average interest-earning assets to average interest-earning liabilities	1.13			1.14

Return on average assets	1.08%			0.61%

Return on average equity	16.18%			11.66%

Average equity to average assets	6.64%			5.21%

Non-interest expense to average assets	2.45%			2.52%

(1) The average balances of loans and leases include non-performing loans and leases, interest of which is recognized on a cash basis.

(2) Includes amortized cost basis of assets held and available for sale.

	Year Ended December 31,
	2004			2003			2002
			Average			Average			Average
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Cost	Balance	Interest	Cost	Balance	Interest	Cost
	(Dollars in Thousands)
Interest-Earning Assets
Mortgage loans(2)	$296,078	$15,890	5.37%	$278,181	$15,812	5.68%	$241,868	$15,473	6.40%
Commercial loans	129,164	8,346	6.46	119,301	7,865	6.59	121,997	8,597	7.05
Leases	25,030	1,481	5.92	23,577	1,588	6.74	21,516	1,643	7.64
Consumer loans	3,206	144	4.49	2,358	102	4.33	2,265	112	4.94

Total loans and leases receivable (1)	453,478	25,861	5.70	423,417	25,367	5.99	387,646	25,825	6.66
Mortgage-related securities(2)	57,134	1,929	3.38	43,519	1,319	3.03	34,014	1,659	4.88
Investment securities(2)	5,959	195	3.27	7,994	299	3.74	5,373	307	5.71
Federal Home Loan Bank stock	2,494	146	5.85	2,221	139	6.26	1,435	77	5.37
Fed funds sold and other	254	4	1.57	1,046	27	2.58	2,272	64	2.82
Interest bearing deposits	55	1	1.43	37	0	0.81	29	0	1.38

Total interest-earning assets	519,374	28,136	5.42	478,234	27,151	5.68	430,769	27,932	6.48
Non-interest-earning assets	17,844			15,753			14,368

Total assets	$537,218			$493,987			$445,137

Interest-Bearing Liabilities
NOW accounts	$43,233	$500	1.16	$45,516	$474	1.04	$43,220	$678	1.57
Money market	75,137	1,705	2.27	74,758	2,143	2.87	85,795	2,929	3.41
Certificates — regular	252,780	7,104	2.81	224,381	7,250	3.23	180,812	8,891	4.92
Certificates — large	40,827	782	1.92	41,267	900	2.18	37,965	1,322	3.48

Total deposits	411,977	10,091	2.45	385,922	10,767	2.79	347,792	13,820	3.97
Guaranteed trust preferred securities	10,310	894	8.67	10,000	883	8.83	10,000	899	8.99
FHLB advances	22,807	436	1.91	18,529	580	3.13	17,210	752	4.37
Other borrowings	7,896	306	3.88	7,663	245	3.20	4,627	110	2.38

Total interest-bearing liabilities	452,990	11,727	2.59	422,114	12,475	2.96	379,629	15,581	4.10
Non-interest-bearing liabilities	51,640			44,706			41,092

Total liabilities	504,630			466,820			420,721
Minority interest in consolidated subsidiary	1,775			3,724			3,091
Stockholders’ equity	30,813			23,443			21,325

Total liabilities and Stockholders’ equity	$537,218			$493,987			$445,137

Net interest income/interest rate spread		$16,409	2.83%		$14,676	2.72%		$12,351	2.38%

Net interest-earning assets	$66,384			$56,120			$51,140

Net interest margin			3.16%			3.07%			2.87%

Ratio of average interest-earning assets to average interest- earning liabilities	1.15			1.13			1.13

Return on average assets	0.72%			1.11%			0.23%

Return on average equity	12.58%			23.35%			4.86%

Average equity to average assets	5.74%			4.75%			4.79%

Non-interest expense to average assets	2.45%			2.31%			2.37%

(1) The average balances of loans and leases include non-performing loans and leases, interest of which is recognized on a cash basis.

(2) Includes amortized cost basis of assets held and available for sale.

Rate/Volume Analysis

      The Corporation’s net interest income between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The dollar volume of loans, leases and investments compared to the dollar volume of deposits and borrowings, combined with the interest rate spread, produces the changes in net interest income between periods. The following tables show the relative contribution of the changes in average volume and average interest rates on changes in net interest income for both the three months ended March 31, 2005 and 2004 as well as the years ended December 31, 2004, 2003, and 2002. Information is provided with respect to (i) the effect on interest income attributable to changes in rate (changes in rate multiplied by prior volume), (ii) the effect on interest income attributable to changes in volume (changes in volume multiplied by prior rate) and (iii) the changes in rate/volume (changes in rate multiplied by changes in volume).

	Increase (Decrease) for the Three Months Ended March 31,
	2005 Compared To 2004				2004 Compared To 2003
			Rate/				Rate/
	Rate	Volume	Volume	Net	Rate	Volume	Volume	Net
	(In Thousands)
Interest-Earning Assets
Mortgage loans	$270	$253	$18	$542	$(566)	$465	$(68)	$(168)
Commercial loans	400	253	54	708	(99)	(68)	3	(162)
Leases	(49)	22	(3)	(29)	(52)	—	—	(51)
Consumer loans	12	(21)	(7)	(15)	(3)	9	(1)	7

Total loans receivable	633	507	62	1,206	(720)	406	(66)	(374)
Mortgage-related securities	22	175	9	207	(21)	127	(7)	100
Investment securities	(16)	(31)	6	(40)	(15)	31	(7)	10
Other investments	(8)	8	(1)	—	3	2	—	7
Fed funds sold	(1)	7	8	15	(3)	(5)	1	(5)
Interest bearing deposits	(1)	—	—	1	(1)	—	—	—

Total net change in income on interest-earning assets	629	666	84	1,388	(757)	561	(79)	(263)

Interest-Bearing Liabilities
NOW accounts	160	10	17	188	(27)	(4)	1	(29)
Money market	54	152	19	226	(13)	(57)	1	(68)
Certificates — regular	133	218	18	369	(502)	334	(87)	(255)
Certificates — large	74	(8)	(3)	63	(82)	9	(3)	(75)

Total deposits	421	372	51	846	(624)	282	(88)	(427)
Junior subordinated debentures/ Guaranteed trust preferred securities	—	(222)	—	(1)	—	7	—	—
FHLB advances	(1)	(27)	—	(27)	(50)	33	(11)	(28)
Other borrowings	30	(13)	(5)	13	(6)	29	(3)	21

Total net change in expense on interest-bearing liabilities	450	110	46	832	(680)	351	(102)	(433)

Net change in net interest income	$179	$556	$38	$556	$(77)	$210	$23	$171

	Increase (Decrease) for the Year Ended December 31,
	2004 Compared To 2003				2003 Compared To 2002
			Rate/				Rate/
	Rate	Volume	Volume	Net	Rate	Volume	Volume	Net
	(In Thousands)
Interest-Earning Assets
Mortgage loans	$(882)	$1,017	$(57)	$78	$(1,725)	$2,323	$(259)	$339
Commercial loans	(157)	650	(13)	481	(554)	(190)	12	(732)
Leases	(193)	98	(12)	(107)	(194)	157	(19)	(56)
Consumer loans	4	37	1	42	(14)	5	(1)	(10)

Total loans receivable	(1,228)	1,802	(81)	494	(2,487)	2,295	(267)	(459)
Mortgage-related securities	150	413	47	610	(628)	464	(176)	(340)
Investment securities	(37)	(76)	10	(104)	(106)	150	(52)	(8)
Other investments	(9)	17	(1)	7	13	42	7	62
Fed funds sold	(11)	(20)	8	(23)	(5)	(35)	3	(37)
Interest bearing deposits	—	—	—	1	—	—	—	—

Total net change in income on interest-earning assets	(1,134)	2,136	(17)	985	(3,213)	2,916	(485)	(782)

Interest-Bearing Liabilities
NOW accounts	52	(24)	(3)	26	(228)	36	(12)	(204)
Money market	(447)	11	(2)	(438)	(470)	(377)	60	(786)
Certificates — regular	(944)	918	(119)	(146)	(3,049)	2,142	(735)	(1,642)
Certificates — large	(110)	(10)	1	(118)	(494)	115	(43)	(422)

Total deposits	(1,449)	895	(123)	(676)	(4,241)	1,916	(730)	(3,054)
Guaranteed trust preferred securities	(16)	27	—	11	(16)	—	—	(16)
FHLB advances	(226)	134	(52)	(144)	(213)	58	(16)	(172)
Other borrowings	52	7	2	61	38	72	25	135

Total net change in expense on interest-bearing liabilities	(1,638)	1,063	(173)	(748)	(4,432)	2,046	(721)	(3,107)

Net change in net interest income	$504	$1,073	$156	$1,733	$1,219	$870	$236	$2,325

Financial Condition
March 31, 2005

      General. The total assets of FBFS increased $34.7 million, or 6.2%, from $563.0 million at December 31, 2004 to $597.6 million at March 31, 2005. This increase was funded primarily by net increases in deposits of $54.0 million. This growth is generally invested in loans and leases receivable.

      Securities. Securities available-for-sale increased $20.7 million from December 31, 2004 to March 31, 2005 as a net result of purchases of $29.8 million net of maturities of $9.1 million during the year. Mortgage-related securities consisted largely of agency-backed mortgage-derivative securities in the form of REMICSs.

      Loans and Leases Receivable. Total net loans and leases increased $14.7 million from $469.9 million at December 31, 2004 to $484.7 million at March 31, 2005. The activity in the loan and lease portfolio consisted of originations of $58.3 million and purchases of $5.1 million and offset by principal repayments of $48.6 million and an increase in the allowance for loan and lease losses of $69,000. Deferred loan fees declined from $310,000 to $273,000 from December 31, 2004 to March 31, 2005. The primary reason for this decrease was a decrease in loans originated in the Corporation’s asset-based lending subsidiary from the prior year ended December 31, 2004 to the three months ended March 31, 2005 accompanied by increased payoff activity in the prior period as compared to the three months ended March 31, 2005. The increased payoff activity in the prior period resulted in accelerated deferred loan fee amortization for those loans that were paid off.

      Non-performing Assets. Non-performing assets consists of non-accrual loans and leases of $2.0 million as of March 31, 2005, or 0.34% of total assets, as compared to $2.9 million, or 0.52% of total assets, as of December 31, 2004. This represents an decrease of $880,000 in non-performing assets largely due to the cash sale of real estate owned of $665,000. An immaterial gain was recognized on the sale of the property.

December 31, 2004

      General. The total assets of FBFS increased $44.5 million, or 8.0%, from $518.5 million at December 31, 2003 to $563.0 million at December 31, 2004. This increase was funded primarily by net increases in deposits of $37.8 million. This growth is generally invested in loans and leases receivable.

      Securities. Securities available-for-sale increased $2.9 million from December 31, 2003 to December 31, 2004 as a net result of purchases of $18.4 million and maturities of $15.5 million during the year. Mortgage-related securities consisted largely of agency-backed mortgage-derivative securities in the form of REMICSs.

      Loans and Leases Receivable. Total net loans and leases increased $36.9 million from $433.1 million at December 31, 2003 to $470.0 million at December 31, 2004. The activity in the loan and lease portfolio consisted of originations of $286.7 million, purchases of $6.4 million and a reduction of the allowance for loan and lease losses of $436,000 offset by sales of $4.3 million and principal repayments of $252.4 million.

      Non-performing Assets. Non-performing assets consists of non-accrual loans and leases of $2.3 million and foreclosed properties and repossessed assets of $665,000 for a total of $2.9 million as of December 31, 2004, or 0.52% of total assets, as compared to $2.3 million, or 0.45% of total assets, as of December 31, 2003. This represents an increase of $611,000 in non-performing assets largely due to the addition of a lease to a printer of $1.1 million offset by a pay off of a lease to a specialty paper finisher and the pay down of a lease to a steel manufacturer. The lease to the printer is current as to all contractual payments. It is anticipated that the lessee, of the aforementioned newly added non-performing lease, will close production and successfully liquidate assets by mid 2005 and that all creditors will be made substantially whole. As of December 31, 2004, the Corporation does not anticipate any loss from this borrower.

	At March 31,	At December 31,
	2005	2004	2003	2002	2001	2000
	(Dollars in Thousands)
Non-accrual loans	$687	$696	$891	$3,049	$1,440	$4
Non-accrual leases	1,360	1,566	717	—	—	—

Total non-accrual loans and leases	2,047	2,262	1,608	3,049	1,440	4
Foreclosed properties and repossessed assets, net	—	665	708	—	—	—

Total non-performing assets	$2,047	$2,927	$2,316	$3,049	$1,440	$4

Performing troubled debt restructurings	$—	$—	$—	$—	$—	$—

Total non-accrual loans and leases to total loans and leases	0.42%	0.47%	0.37%	0.73%	0.40%	0.00%
Total non-performing assets to total assets	0.34	0.52	0.45	0.64	0.35	0.00
Allowance for loan and lease losses to total loans and leases	1.31	1.34	1.55	1.42	1.55	1.51
Allowance for loan and lease losses to non-accrual loans and leases	314.79	281.83	423.57	192.69	383.54	93,575.00

      As a matter of policy, the Corporation does not accrue income on loans or leases past due more than 90 days.

      Allowance for Loan and Lease Losses. Management regularly reviews and revises its methodology to provide greater precision in its assessment of risks in the loan and lease portfolio and related evaluation of adequate allowance for loan and lease losses by incorporating historical charge-off migration analysis and an analysis of the current level and trend of factors felt indicative of loan and lease quality. The historical charge-off migration analysis utilizes the most recent five years of net charge-offs and traces the migration of the risk rating from origination through charge-off. The historical percentage of the amounts charged-off for each risk rating, for each subsidiary is averaged for the five year period giving greater weight in the calculation to the recent years. These percentages are then applied to the current loan and lease portfolio for this portion of the Allowance for Loan and Lease Losses. The other factors consider the risks inherent in the mix of the portfolio reflective of the weighting toward commercial and commercial real estate lending. The loan and lease portfolio is examined for any material concentrations and additional reserves have been established in an amount that, based on the experience of senior management, is adequate to cover concentration risk. These reserves are increased on a pro rata basis as the loan and lease portfolio grows. As a result of this review process, the improved historical trends in non-performing loans and charge-offs, and the improvement in collateral value of three substandard loans and leases, the provision decreased $740,000 from $200,000 in 2003 to a negative $540,000 in 2004 and resulted in the allowance for loan and lease losses as a percent of total loans to decrease from 1.55% to 1.34%. The relative improvement in the collateral value versus the carrying value was primarily due to updated appraisals from vendors that have experience in valuing the type of collateral combined with the continuation of payments which further reduced the carrying value of the loan and leases. As of March 31, 2005, the allowance for loan and lease losses has increased $69,000 due to increased loan volume and classified assets offset by a decrease in non-accrual loans and leases. The evaluation process focuses on several factors including, but not limited to, management’s ongoing review and risk rating of the portfolio, with particular attention paid to loans and leases identified by management as impaired and to potential impaired loans and leases based upon historical trends and ratios, the fair value of the underlying collateral, historical losses, changes in the size of the portfolio, trends in the level of delinquencies, concentrations of loans and leases to specific borrowers or industries and other factors which could affect potential credit losses.

      To determine the level and composition of the allowance for loan and lease losses the portfolio is broken out by categories and risk ratings. Impaired loans and leases and potential impaired loans and leases are evaluated for a specific reserve based upon the estimated value of the underlying collateral for collateral-dependent loans, or alternatively, the present value of expected cash flows. Historical trends of the identified factors are applied to each category of loans that have not been specifically evaluated for the purpose of establishing the general reserve.

      The Corporation reviews its methodology and periodically adjusts its allocation percentages based upon historical results. Within the specific categories certain loans or leases have been identified for specific reserve allocations as well as the whole category of that loan type or lease being reviewed for a general reserve based on the foregoing analysis of trends and overall balance growth within that category.

      Foreclosed properties are recorded at the lower of cost or fair value. If, at the time of foreclosure, the fair value less cost to sell is lower than the carrying value of the loan, the difference, if any is charged to the allowance for loan losses prior to transfer to foreclosed property. The fair value is primarily based on appraisals, discounted cash flow analysis (the majority of which is based on current occupancy and lease rates) and verifiable offers to purchase. After foreclosure, valuation allowances or future write-downs to fair value less costs to sell are charged directly to expense.

      A summary of the activity in the allowance for loan and lease losses follows:

	Three Months Ended
	March 31,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
	(Dollars in Thousands)
Allowance at beginning of year	$6,375	$6,811	$5,875	$5,523	$3,743	$3,092
Charge-offs:
Mortgage		—	—	—	(48)	(82)
Commercial	—	(25)	(37)	(2,876)	(128)	—
Lease	—	—	—	(480)	—	—
Consumer	—	(6)	—	(2)	—	—

Total charge-offs	—	(31)	(37)	(3,358)	(176)	(82)
Recoveries:
Mortgage	1	9	—	96	—	—
Commercial	3	4	773	—	16	—
Lease	—	122	—	—	—	—
Consumer	—	—	—	—	—	—

Total recoveries	4	135	773	96	16	—
Net recoveries (charge-offs)	4	104	736	(3,262)	(160)	(82)
Provision	65	(540)	200	3,614	1,940	733

Allowance at end of year	$6,444	$6,375	$6,811	$5,875	$5,523	$3,743

Net charge-offs to average loans	0.00%	0.02%	0.17%	(0.84)%	(0.05)%	(0.04)%

      The Corporation’s non-performing assets have historically fluctuated with both local and national trends. At March 31, 2005, the Banks had a total of $6.3 million in classified assets as compared to $5.5 million at December 31, 2004. This increase is primarily attributable to the addition of a commercial loan to a construction company with a net carrying value of $1.5 million which was classified substandard due to deterioration in the borrower’s financial condition. This fluctuation in classified assets reflects current economic conditions and management believes the present level of the allowance for loan and lease losses to be prudent. Included in classified assets are non-performing loans and leases of $2.0 million and $2.3 million at March 31, 2005 and a foreclosed property with a net carrying value of $665,000 at December 31, 2004. There is one lease on non-accrual with a net carrying value of greater than $1.0 million. This $1.1 million lease is secured by printing equipment. The lease is current as to all payments and has been placed on non-accrual because the lessee has informed FBFS that it expects to terminate the lease and sell the equipment. FBFS expects no loss on the lease termination. The above commercial loan to a construction company was the only loan classified as substandard as of March 31, 2005 with a net carrying value greater than $1.0 million.

      Loan charge-offs were $0 and $31,000 for the three months ended March 31, 2005 and for the year ended December 31, 2004, respectively. Recoveries for the three months ended March 31, 2005 were $4,000 and were $135,000 for the year ended December 31, 2004.

      The table below shows the Corporation’s allocation of the allowance for loan and lease losses by loan and lease loss reserve category at the dates indicated.

	March 31,		December 31,
	2005		2004		2003		2002		2001		2000
	Allowance	Percent of	Allowance	Percent of	Allowance	Percent of	Allowance	Percent of	Allowance	Percent of	Allowance	Percent of
	for Loan	Allowance	for Loan	Allowance	for Loan	Allowance	for Loan	Allowance	for Loan	Allowance	for Loan	Allowance
	and Lease	to Total	and Lease	to Total	and Lease	to Total	and Lease	to Total	and Lease	to Total	and Lease	to Total
	Losses	Allowance	Losses	Allowance	Losses	Allowance	Losses	Allowance	Losses	Allowance	Losses	Allowance
	(Dollars in Thousands)
Commercial real estate	$2,957	45.89%	$2,787	43.72%	$1,709	25.09%	$1,151	19.59%	$1,216	22.02%	$944	25.22%
Construction	480	0.07	461	7.23	314	4.61	189	3.22	159	2.88	228	6.09
Multi-family	244	0.04	187	2.93	135	1.98	134	2.28	62	1.12	131	3.50
1-4 family	295	0.05	311	4.88	166	2.44	71	1.21	69	1.25	169	4.52
Commercial	1,889	0.29	2,061	32.33	2,662	39.08	3,401	57.89	2,647	47.93	1,510	40.34
Lease receivables	444	0.07	445	6.98	887	13.02	281	4.78	392	7.10	277	7.40
Consumer and other	135	0.02	123	1.93	193	2.83	122	2.08	64	1.16	435	11.62
Unallocated	—	0.00	—	0.00	745	10.94	526	8.95	914	16.55	49	1.31

Total	$6,444	100.00%	$6,375	100.00%	$6,811	100.00%	$5,875	100.00%	$5,523	100.00%	$3,743	100.00%

      Although management believes the allowance for loan and lease losses is adequate based on the current level of loan delinquencies, non-performing assets, trends in charge-offs, economic conditions and other factors as of March 31, 2005, there can be no assurance that future adjustments to the allowance will not be necessary. Management adheres to high underwriting standards in order to maintain strong asset quality and continues to pursue practical and legal methods of collection, repossession and disposal of any such troubled assets.

      Deposits. As of March 31, 2005, deposits increased $54.0  million to $528.7 million from $474.7 million at December 31, 2004. The increase during the three months ended March  31, 2004 was largely attributable to an increase in certificates of deposit of $7.9 million accompanied by an increase of $21.8 million in money market accounts and an increase of $24.4 million in transaction accounts, respectively. The weighted average cost of deposits increased to 2.83% at March 31, 2005 from 2.45% at December 31, 2004.

      Borrowings. The Corporation had borrowings of $19.0 million as of March 31, 2005, largely consisting of FHLB advances of $2.1 million which had a weighted average rate of 2.28%. Fed funds purchased and securities sold under agreement to repurchase totaled $632,000 and had a weighted average rate of 2. 03%. The Corporation also had a $1.0 million line of credit with a weighted average rate of 4.38%, a $5.0 million subordinated note payable which carried a weighted average rate of 4.96% and junior subordinated debentures of $10.3 million with a weighted average rate of 8.57%. Borrowings decreased $21.3 million during the three months ended March 31, 2005 largely due to the maturity of FHLB advances offset by the availability of deposits for funding. At December 31, 2004, FHLB advances were $23.8 million with a weighted average rate of 1.91%. Fed funds purchased and securities sold under agreement to repurchase totaled $678,000 and had a weighted average rate of 2.20%. The Corporation’s line of credit of $500,000 had a weighted average rate of 3.76%, the subordinated note payable carried a weighted average rate of 4.62% and junior subordinated debentures of $10.3 million had a weighted average rate of 8.67%.

      Stockholders’ Equity. As of March 31, 2005, stockholders’ equity was $39.4  million or 6.6% of total assets. Stockholders’ equity increased $1.3 million during the three months ended March 31, 2005 primarily as a result of comprehensive income of $1.2 million, which includes net income of $1.6 million and an accumulated other comprehensive loss of $364,000 and stock options exercised of $62,000. These increases were partially offset by treasury stock purchases of $3,000. As of December 31, 2004, stockholders’ equity totaled $38.2 million or 6.8% of total assets.

Liquidity and Capital Resources

      During the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003, the Banks did not make dividend payments to the Corporation. The Banks are subject to certain regulatory limitations regarding their ability to pay dividends to the Corporation. Management believes that the Corporation will not be adversely affected by these dividend limitations and that any future projected dividends from the Banks will be sufficient to meet the Corporation’s liquidity needs. The Corporation’s principal liquidity requirements at March 31, 2005 are the repayment of a short-term borrowing of $1.0 million and interest payments due on subordinated debentures and the junior subordinated debentures during 2005. The Corporation expects to meet its liquidity needs through existing cash flow sources, its bank line of credit and/ or dividends received from the Banks. The Corporation and its subsidiaries continue to have a strong capital base and the Corporation’s regulatory capital ratios continue to be significantly above the defined minimum regulatory ratios. See Note 11 in Notes to Consolidated Financial Statements for the Corporation’s comparative capital ratios and the capital ratios of its Banks.

      FBFS manages its liquidity to ensure that funds are available to each of its Banks to satisfy the cash flow requirements of depositors and borrowers and to ensure the Corporation’s own cash requirements are met. The Banks maintain liquidity by obtaining funds from several sources.

      The Banks’ primary sources of funds are principal and interest repayments on loans receivable and mortgage-related securities, FHLB advances, deposits and other borrowings such as federal funds and Federal Home Loan Bank advances. The scheduled repayments of loans and the repayments of mortgage-related securities are a predictable source of funds. Deposit flows and loan repayments, however, are greatly influenced by general interest rates, economic conditions and competition.

      Brokered deposits are used by the Banks, which allows them to gather funds across a larger geographic base at price levels considered attractive. Access to such deposits allows the flexibility to not pursue single service deposit relationships in markets that have experienced some unprofitable pricing levels. Brokered deposits account for $246.7 million of deposits as of March 31, 2005. Brokered deposits are utilized to support asset growth and are generally a lower cost source of funds when compared to the interest rates that would need to be offered in the local markets to generate a sufficient level of funds. In addition, the administrative costs associated with brokered deposits are considerably less than the administrative costs that would be incurred to administer a similar level of local deposits. Although local market deposits are expected to increase as new customer relationships are established and as existing customers increase the balances in their deposit accounts, the usage of brokered deposits will likely remain. In order to provide for ongoing liquidity and funding, all of the brokered deposits are certificates of deposit that do not allow for withdrawal, at the option of the depositor, before the stated maturity. In the event that there is a disruption in the availability of brokered deposits at maturity, the Banks have managed the maturity structure so that at least 90 days of maturities would be funded through other means, including but not limited to advances from the Federal Home Loan Bank, replacement with higher cost local market deposits or cash flow from borrower repayments and security maturities.

      The Banks are required by federal regulators to maintain levels of liquid investments in qualified U.S. Government and agency securities and other investments which are sufficient to ensure the safety and soundness of operations. The regulatory requirements for liquidity are discussed in Item 1 under “Regulation.”

      During the three months ended March 31, 2005, operating activities resulted in a net cash inflow of $1.2 million. Operating cash flows for the three months ending March 31, 2005 included earnings of $1.6 million. Net cash provided from financing activities of $32.8 million, which included an increase in deposits of $54.0 million, was offset by net cash outflows of $36.8 million in loan origination and investment activities. During the year ended December 31, 2004, operating activities resulted in a net cash inflow of $4.3 million. Operating cash flows for the fiscal year included earnings of $3.9 million. Net cash provided from financing activities of $36.7 million, which included an increase in deposits of $37.8 million, was offset by net cash outflows of $44.8 million in loan origination and investment activities.

Off-balance Sheet Arrangements

      As of March 31, 2005 the Corporation had outstanding commitments to originate $154.6  million of loans and commitments to extend funds to or on behalf of customers pursuant to standby letters of credit of $13.2 million. Commitments to extend funds typically have a term of less than one year; however the Banks have $50.7 million of commitments which extend beyond one year. See Note 13 to the Consolidated Financial Statements. No losses are expected as a result of these funding commitments. The Banks have entered into agreements with certain brokers that provide blocks of funds at specified interest rates for agreed upon fees. The Banks also utilize interest rate swaps for the purposes of interest rate risk management. Such instruments are discussed in Note 15 to the Consolidated Financial Statements. Management believes adequate capital and liquidity are available from various sources to fund projected commitments.

Contractual Obligations

      The following table summarizes the Corporation’s contractual cash obligations and other commitments at March 31, 2005 and December 31, 2004, respectively.

	Payment Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(Dollars in Thousands)
Operating lease obligations	$5,632	$551	$1,094	$1,094	$2,892
Securities repurchase agreements	632	632	—	—	—
Time deposits	315,375	195,959	76,383	32,703	10,330
Subordinated debt	5,000	—	—	—	5,000
Junior subordinated debentures	10,310	—	—	—	10,310
FHLB advances	2,051	506	1,029	11	505
Other long-term liabilities	—	—	—	—	—

Total contractual obligations	$339,000	$197,648	$78,506	$33,808	$29,037

	Payment Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(Dollars in Thousands)
Operating lease obligations	$5,768	$569	$1,122	$1,122	$2,955
Securities repurchase agreements	678	678	—	—	—
Time deposits	307,501	201,734	72,921	1,970	30,876
Subordinated debt	5,000	—	—	—	5,000
Junior subordinated debentures	10,310	—	—	—	10,310
FHLB advances	23,803	22,259	19	1,021	504
Other long-term liabilities	—	—	—	—	—

Total contractual obligations	$353,060	$225,240	$74,062	$4,113	$49,645

Item 2a. Quantitative and Qualitative Disclosures About Market Risk

      Interest rate risk, or market risk, arises from exposure of the Corporation’s financial position to changes in interest rates. It is the Corporation’s strategy to reduce the impact of interest rate risk on net interest margin by maintaining a favorable match between the maturities and repricing dates of interest-earning assets and interest-bearing liabilities. This strategy is monitored by the respective Banks’ Asset/Liability Management Committees, in accordance with policies approved by the respective Banks’ Boards. These committees meet regularly to review the sensitivity of the Corporation’s assets and liabilities to changes in interest rates, liquidity needs and sources, and pricing and funding strategies.

      The Corporation uses two techniques to measure interest rate risk. The first is simulation of earnings. The balance sheet is modeled as an ongoing entity whereby future growth, pricing, and funding assumptions are implemented. These assumptions are modeled under different rate scenarios that include a simultaneous, instant and sustained change in interest rates.

      The following table illustrates the potential impact of changing rates on the Corporation’s net interest margin for the next twelve months, as of March 31, 2005.

	Change in interest rates in basis points
	-100	0	+100	+200
Impact on net interest income	1.78%	—	-1.83%	-3.66%

      The second measurement technique used is static gap analysis. This technique measures the difference between the amount of interest-earning assets maturing and/or repricing and the amount of interest-bearing liabilities and interest rate swaps maturing and/or repricing in specified time periods. A significant repricing gap could result in a large impact on net interest margin during periods of changing interest rates.

      The following table illustrates the Corporation’s static gap position as of March 31, 2005, which is well within policy parameters.

	Estimated maturity or repricing at March 31, 2005
	Within	3 - 12	1 - 5	After
	3 months	months	years	5 years	Total
	(In Thousands)
Assets:
Investment securities	$6,562	$10,772	$61,074	$9,951	$88,360
Commercial loans	65,949	7,430	17,707	3,077	94,163
Real estate loans	156,145	27,689	122,199	23,931	329,963
Asset based loans	41,510	—	—	—	41,510
Lease receivables	1,760	5,144	15,326	1,738	23,968
Consumer loans	1,209	182	126	—	1,518

Total Earning Assets	$273,135	$51,218	$216,433	$38,697	$579,482

Liabilities:
Interest-bearing checking	$54,606	$—	$—	$—	$54,606
Money market accounts	110,734	—	—	—	110,734
Time deposits under $100,000	67,547	85,135	102,938	10,300	265,920
Time deposits $100,000 and over	18,089	29,200	2,146	—	49,435
Securities sold under agreements to repurchase	632	—	—	—	632
Federal Home Loan Bank advances	502	7	1,041	502	2,051
Short term borrowings	—	—	—	—	—
Long term debt	15,310	—	—	—	15,310
Interest rate swaps	4,343	189	1,149	(5,680)	—

Total Interest-bearing Liabilities	$271,763	$114,530	$107,273	$5,122	$498,688

Interest rate gap	$1,372	$(63,312)	$109,160	$33,575	$80,794

Cumulative interest rate gap	$1,372	$(61,941)	$47,219	$80,794

Cumulative interest rate gap to total earning assets	0.24%	(10.69)%	8.15%	13.94%

	Estimated maturity or repricing at December 31, 2004
	Within	3 - 12	1 - 5	After
	3 months	months	years	5 years	Total
	(In Thousands)
Assets:
Investment securities	$5,442	$8,768	$48,987	$3,249	$66,445
Commercial loans	75,551	7,528	18,686	554	102,320
Real estate loans	149,628	32,256	105,773	16,158	303,815
Asset based loans	43,441	—	—	—	43,441
Lease receivables	1,575	4,725	19,283	—	25,583
Consumer loans	1,089	185	191	—	1,464

Total Earning Assets	$276,726	$53,462	$192,919	$19,961	$543,068

Liabilities:
Interest-bearing checking	$38,017	$—	$—	$—	$38,017
Money market accounts	88,324	—	—	—	88,324
Time deposits under $100,000	64,092	103,932	71,620	30,876	270,520
Time deposits $100,000 and over	16,513	17,231	3,237	—	36,981
Securities sold under agreements to repurchase	678	—	—	—	678
Federal Home Loan Bank advances	11,001	507	1,040	505	13,053
Short term borrowings	10,750	—	—	—	10,750
Long term debt	15,310	—	—	—	15,310
Interest rate swaps	(5,722)	190	31,183	(25,652)	—

Total Interest-bearing Liabilities	$238,963	$121,860	$107,080	$5,729	$473,633

Interest rate gap	$37,762	$(68,398)	$85,839	$14,232	$69,436

Cumulative interest rate gap	$37,762	$(30,636)	$55,203	$69,436

Cumulative interest rate gap to total earning assets	6.95%	(5.64)%	10.17%	12.79%

Item 3. Properties

      At March 31, 2005, the Banks conducted business from two offices located in Madison, Wisconsin at 401 Charmany Drive and in Brookfield, Wisconsin located at 18500 W. Corporate Drive. The Banks lease their full-service offices and these leases expire in 2016 and 2010, respectively. The Bank’s two satellite offices in Chicago, Illinois and Mason, Ohio are leased under short-term lease agreements which have terms of less than one year. See Note 11 to the Consolidated Financial Statements for more information regarding the premises and equipment.

Item 4. Security Ownership of Certain Beneficial Owners and Management

      Beneficial Owners. As of March 31, 2005 First Business Financial Services, Inc. had 2,412,464 shares of Common Stock outstanding. The following table sets forth, as of March 31, 2005, the beneficial ownership of Common Stock by all persons and groups who are known by the Corporation to be the beneficial owners of more than five percent (5%) of the Common Stock. Other than as noted below, management knows of no person or group that beneficially owns more than five percent (5%) of the outstanding shares of Common Stock.

		Percent of Common
Name and Address of Beneficial	Number of Shares	Stock
Owner	Beneficially Owned	Outstanding
Sam J. Jacobsen 3541 Bishops Way Middleton, WI 53562-2388	321,536	13.31%

      Management. The following table sets forth, as of March 31, 2005, the number of shares of Common Stock beneficially owned by directors and executive officers of the Corporation.

			Percent of
	Common Stock		Total
	Beneficially	Exercisable	Common Stock
	Owned Excluding	Stock	Beneficially
Name of Beneficial Owner	Options	Options	Owned
Leland C. Bruce	74,670	—	3.10%
Corey A. Chambas	25,305	22,126	1.04
Jan A. Eddy	4,908	—	—	*
Loren Mortenson	8,000	—	—	*
Jerome J. Smith	53,390	—	2.21
Charles H. Thompson	20,709	—	—	*
Dean W. Voeks	3,260	—	—	*
Donald Wahlin	11,548	—	—	*
Gary E. Zimmerman (1)	91,996	—	3.81
Joan A. Burke	230	2,500	—	*
Joan A. LaCroix	—	—	—	*
Michael J. Losenegger	200	3,125	—	*
Mark J. Meloy	300	14,509	—	*
C. James Munhofen	21,630	4,660	—	*
James F. Ropella	10,255	5,000	—	*
Terry D. Taylor	924	6,855	—	*

All directors and executive officers as a group (16 persons)	327,325	58,775	13.25%

(1)	Includes 5,292 shares held in the name of Carole A. Zimmerman, Mr. Zimmerman’s spouse. Mr. Zimmerman has no voting or investment power over these shares.

*	Less than 1.00% ownership.

Item 5. Directors and Executive Officers

      Executive Officers. The executive offices are located at 401 Charmany Drive, Madison, Wisconsin 53719. Biographical information with respect to each executive officer is set forth below as of April 26, 2005.

      Jerome J. Smith, age 61, has served as Chief Executive Officer and a Director of the Corporation since December, 1989. He served as President of the Corporation from December, 1989 to February, 2005. He also served as President and Chief Executive Officer of First Business Bank from December, 1989 to July, 1999 and as Chair of its Board of Directors from April, 2001 to December, 2003. Mr. Smith also serves as a Director and Chairman of the Board of First Business Bank-Milwaukee.

      Corey A. Chambas, age 43, has served as President and Chief Operating Officer of the Corporation since February, 2005, and as a Director since July, 2002. He served as Executive Vice President of the Corporation from July, 2002 to February, 2005. He has also served as Chief Executive Officer of First Business Bank since July, 1999. He served as President of First Business Bank from July, 1999 to February, 2005. He currently serves as a Director of First Business Bank and other subsidiaries of the Corporation.

      James F. Ropella, age 46, has served as Senior Vice President and Chief Financial Officer of the Corporation since September, 2000. Mr. Ropella also serves as the Chief Financial Officer of the subsidiaries of the Corporation. Prior to joining the Corporation, he served as Treasurer of Fiskars, Inc. (consumer products) from July, 1999 to September, 2000.

      Joan LaCroix, age 45, has served as Vice President and Controller of the Corporation since July, 2004. Prior to that, she served as a Vice President in Accounting since 1998 at Anchor Bank in Madison, Wisconsin, where she was employed in the Accounting area since 1986.

      Joan A. Burke, age 53, has served as President of First Business Bank’s Trust Division since September, 2001. Prior to that, from November, 1996 to May, 2001, Ms. Burke was the President, Chief Executive Officer and Chairperson of the Board of Johnson Trust Company and certain of its affiliates.

      C. James Munhofen, age 48, has served as President, Chief Executive Officer and a Director of First Business Capital Corp. since January, 1999. Prior to that, from May, 1995 to December 1998, he served as Vice President of First Business Capital Corp.

      Mark J. Meloy, age 43, was elected Executive Vice President of First Business Bank in September, 2004. He served as President and Chief Executive Officer of First Business Bank-Milwaukee from January, 2003 to October, 2004, and as a Director from November, 2002 to October, 2004. From November, 2002 to December 2002, he served as Executive Vice President and Chief Operating Officer of First Business Bank-Milwaukee. From April 2000, to November, 2002 he served as Senior Vice President and Senior Lending Officer at First Business Bank. Prior to joining the Corporation, Mr. Meloy served as Vice President and Senior Relationship Manager at US Bank, f/k/a Firstar Bank, in Cedar Rapids, IA from April, 1996 to April, 2000.

      Michael J. Losenegger, age 47, was elected President and a Director of First Business Bank in February, 2005. He has served as Chief Operating Officer of First Business Bank since September, 2004. He served as Senior Vice President-Business Development from February, 2003 to September, 2004. Prior to that, from March, 1989 to January, 2003, Mr. Losenegger served as Assistant Vice President and Vice President and Senior Vice President of Lending at M&I Bank in Madison, Wisconsin. He currently serves as a Director of First Business Leasing and First Business Capital Corp.

      Terry D. Taylor, age 35, was elected President and Chief Executive Officer of First Business Bank-Milwaukee in October, 2004. Prior to that, he served as First Vice President and Loan Officer from December, 2003 to October, 2004; as Vice President and Loan Officer from December, 1999 to December,

2003; and as Assistant Vice President and Loan Officer from February, 1996 to December, 1999 at First Business Bank in Madison.

      All officers of the Corporation are elected annually by the Board of Directors at its first meeting following the annual meeting of shareholders.

Non-management Directors.

      Charles H. Thompson, age 69, has served as Chairman of the Board of the Corporation since April, 2001 and as a Director since April, 1992. He is Chair of the Corporate Governance and Nominating Committee and is a member of the Compensation Committee. In addition, he serves as a Director of First Business Bank-Milwaukee and as a member of Directors’ Loan Committee. From 1991 to 2001 he served as the Secretary of the State of Wisconsin Department of Transportation.

      Leland C. Bruce, age 64, has served as a Director of the Corporation since December, 2001, and is a member of the Corporate Governance and Nominating Committee and the Compensation Committee. In addition, he serves as a Director of First Business Bank, First Business Capital Corp, and First Business Leasing, LLC and sits on the Directors’ Loan Committee of each of these subsidiaries of the Corporation. Mr. Bruce is the President, Chief Executive Officer and Chairman of the Bruce Company of Wisconsin, Inc., a company providing landscaping and golf course construction, which he founded.

      Jan A. Eddy, age 55, has served as a Director of the Corporation since October, 2003 and is a member of the Audit and Compensation Committees. She also serves as the Chairperson of both the Board of Directors and the Compensation Committee of First Business Bank, and sits on the Directors’ Loan Committee. She has served a Director of First Business Bank since December, 1989. Ms. Eddy served as President and Chief Executive Officer of Wingra Technologies, a designer and distributor of software, from October, 1991 to January, 2005. Quest Software purchased Wingra Technologies in January, 2005. Ms. Eddy has held the position of Business Development Executive at Quest Software since January, 2005.

      Loren D. Mortenson, age 66, has served as a Director of the Corporation since January, 1994 and is a member of the Audit Committee. He has served as Chairman of Mortenson, Matzelle & Meldrum, Inc., an independent insurance agency, since 1968.

      Dean W. Voeks, age 62, has served as a Director of the Corporation since April, 1996 and is Chair of the Audit Committee. He is also a member of the Compensation Committee. From January, 1991 until October, 2001, Mr. Voeks was the President and Chief Executive Officer of Chorus Communications Group Ltd, a telecommunications company.

      Donald D. Wahlin, age 70, has served as a Director of the Corporation since January, 1994 and is a member of the Compensation Committee. Mr. Wahlin serves as the President and Chief Executive Officer of Stoughton Trailers, Inc., a manufacturer of transportation equipment.

      Gary E. Zimmerman, age 63, has served as a Director of the Corporation since April, 1991 and is Chair of the Compensation Committee. He also serves on the Audit Committee and the Corporate Governance and Nominating Committee. Mr. Zimmerman has been Chairman and Treasurer of Terra Engineering and Construction Corporation from March, 1974 to the present. In addition, he was Chief Executive Officer of Terra from March, 1973 to November, 1999.

      The directors are elected at the annual shareholder meeting for a term of three years. Directors whose terms will expire in 2005 are Leland C. Bruce, Loren D. Mortenson and Jerome J. Smith. Directors whose terms will expire in 2006 are Donald D. Wahlin, Gary E. Zimmerman and Corey A. Chambas. Directors whose terms will expire in 2007 are Charles H. Thompson, Dean W. Voeks and Jan A. Eddy.

Item 6. Executive Compensation

Directors.

      Outside directors of the Corporation receive annual fees for their service as directors, payable quarterly. The fees are reviewed and, if appropriate, adjusted annually by the Board at the recommendation of the Corporate Governance and Nominating Committee. For the calendar year 2005, the annual retainer is $20,000; the board chair and committee chairs each receive an additional annual fee of $3,000, and each director receives a fee of $500 for each meeting attended either in person or telephonically.

Summary of Compensation Information.

      The following table sets forth certain information regarding compensation awarded to, earned by or paid to the Corporation’s Chief Executive Officer and each of the four other highest paid executive officers of the Corporation. The executive officers named in the table below are sometimes referred to herein as the “named executive officers.”

				Long -term
		Annual Compensation		Compensation
				Incentive
				Option Grants
Name and Principal Position	Year	Salary	Bonus (1)	Number of Shares
Jerome J. Smith	2004	$267,750	$101,142	—
CEO	2003	258,750	125,028	—
First Business Financial Services	2002	250,000	50,700	—

Corey A. Chambas	2004	215,280	87,083	10,000
President and Chief Operating Officer	2003	207,000	118,900	10,000
First Business Financial Services	2002	200,000	20,280	—

C. James Munhofen	2004	171,600	16,680	8,000
President and CEO	2003	165,000	23,552	4,700
First Business Capital Corp	2002	150,000	50,715	—

James F. Ropella	2004	147,680	39,725	4,000
Senior Vice President and CFO	2003	142,000	47,328	10,000
First Business Financial Services	2002	137,200	19,537	—

Michael J. Losenegger (2)	2004	127,500	34,694	5,000
President and Chief Operating Officer	2003	118,000	46,599	7,500
First Business Bank	2002	—	—	—
(1) The amounts shown in this column relate to bonuses earned by the named executive officers pursuant to the Corporation’s Incentive
     Bonus Plan. The Incentive Bonus Plan was approved by the Board of Directors and is focused on both growth in revenues and earnings.

(2) The amount of bonus for this executive officer in 2003 includes a signing bonus and a regular bonus payment.

Stock Options.

      The Corporation has in effect equity-based incentive plans pursuant to which options to purchase Common Stock may be granted to key employees (including executive officers) of the Corporation and its subsidiaries. The following table presents certain information as to grants of stock options made during fiscal 2004 to each of the named executive officers.

					Potential Realizable Value
					at Assumed Annual Rates
					of Stock Price Appreciation
	Individual Grants				for Option Term (2)
	Number of	Percent of
	Incentive	Total Options	Exercise
	Stock	Granted to	or Base		At 5%	At 10%
	Options	Employees in	Price	Expiration	Annual	Annual
Name	Granted(1)	Fiscal Year	($/Share)	Date	Growth Rate	Growth Rate
Jerome J. Smith	—	0.00%	$—	—	$—	$—
Corey A. Chambas	10,000	12.04	24.00	10/18/2014	150,900	382,500
C. James Munhofen	8,000	9.64	24.00	10/18/2014	120,720	306,000
James F. Ropella	4,000	4.82	24.00	10/18/2014	60,360	153,000
Michael J. Losenegger	5,000	6.02	24.00	10/18/2014	75,450	191,250

(1)	The options reflected in the table for each named executive officer (which are incentive stock options for purposes of the Internal Revenue Code) vest 25% per year over a four-year period from the date of grant.

(2)	This presentation is intended to disclose a potential value which would accrue to the optionee if the option were exercised the day before it would expire and if the per share value had appreciated at the compounded annual rate indicated in each column. The assumed rates of appreciation of 5% and 10% are prescribed by the rules of the Securities and Exchange Commission regarding disclosure of executive compensation. The assumed annual rates of appreciation are not intended to forecast possible future appreciation, if any, with respect to the price of the Common Stock.

      The following table sets forth information regarding the exercise of stock options by each of the named executive officers during the 2004 fiscal year and the fiscal year-end value of unexercised options held by the named executive officers.

Aggregated Option Exercises in 2004 Fiscal Year and Fiscal Year-End Option Values
			Number of Securities		Value of Unexercised In-the-
	Shares		Underlying Unexercised		Money Options at Fiscal
	Acquired		Options at Fiscal Year End		Year End (1)
	on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Jerome J. Smith	34,096	$503,598	—	—	$—	$—
Corey A. Chambas	7,752	114,498	19,626	19,358	219,891	33,969
C. James Munhofen	20,790	289,189	3,485	11,525	38,535	12,813
James F. Ropella	—	—	2,500	11,500	6,250	20,750
Michael J. Losenegger	—	—	1,875	10,625	4,688	16,562

(1)	The dollar values are calculated by determining the difference between the fair market value of the underlying Common Stock and exercise price of the options at exercise or fiscal year end, as the case may be.

Agreements with Certain Executive Officers.

      FBFS is party to an employment agreement with Jerome J. Smith. FBB is party to an employment agreement with Corey Chambas. The agreements provide an economic incentive in the form of retirement, severance and death benefits for the executives to continue their employment, even if the possibility of a change in control (as defined in the agreements) arises. Under the agreements, FBFS and FBB are obligated to require their successors to assume their respective obligations under the agreements.

      In the event of the termination of his employment for any reason other than cause (as defined in the agreement with FBFS), Mr. Smith’s agreement provides that he will be entitled to deferred compensation equal to five times his salary less $200,000, payable over five years, and group health insurance plan continuation coverage for five years. If Mr. Smith dies while employed by FBFS or after his employment terminates for any reason other than cause, his designated beneficiary will be entitled to a death benefit equal to $200,000, payable over five years, as well as any remaining deferred compensation payable as of the date of his death. In the event of a change in control, Mr. Smith will be entitled to a severance benefit equal to five times his salary, payable over five years, and group health insurance plan continuation coverage for five years, if within 36 months immediately after the change in control (i) his employment terminates for any reason, except due to death, disability, normal or early retirement or cause (all as defined in Mr. Smith’s agreement) or his voluntary termination without good reason (as defined in the agreement), (ii) a successor does not assume the obligations of FBFS under the agreement or (iii) FBFS or its successor breaches the agreement. Mr. Smith will also be entitled to the same severance benefit and continuation coverage in the event of a change in control in the one-year period immediately following his employment termination date, if his employment terminates for any reason, except due to death, disability, normal or early retirement or cause or his voluntary termination without good reason. The agreement also provides that Mr. Smith will be entitled to a payment of $3,333.33 per month for up to 60 months for his compliance with a noncompete covenant for two years after the commencement of payment of any deferred compensation or severance benefit under the agreement. The agreement provides that any severance benefit payable to Mr. Smith will be reduced by any deferred compensation or noncompete covenant payment to him pursuant to the agreement.

      Upon the termination of his employment for any reason, subject to his compliance with the noncompete covenant, the agreement provides that for a period of 18 months after his employment termination date Mr. Smith may put his shares of FBFS stock to FBFS, which will then be obligated to purchase each share for 125% of the per share book value of FBFS as of the last day of the month immediately preceding his employment termination date.

      If Mr. Chambas retires after reaching age 65, his agreement with First Business Bank provides that he will be entitled to a retirement benefit equal to 60% of his salary, payable annually for 10 years. If Mr. Chambas retires prior to age 65 but after being employed for 20 or more years, he will be entitled to an early retirement benefit equal to the vested portion of his normal retirement benefit, based upon the number of his years of employment, payable annually for 10 years, commencing at age 55 or his retirement date, whichever is later. If Mr. Chambas dies while employed by First Business Bank, his designated beneficiary will receive a death benefit equal to the greater of $1,500,000 or his early or normal retirement benefit (provided he is entitled to such a benefit). If Mr. Chambas terminates employment due to his total disability (as defined in Mr. Chambas’ agreement), he will be deemed to continue employment for purposes of becoming entitled to an early or normal retirement benefit under the agreement, payable annually for 10 years. If First Business Bank terminates his employment without cause (as defined in Mr. Chambas’ agreement), Mr. Chambas will be entitled to a severance benefit equal to the greater of twice his earned compensation (as defined in the agreement) or any early or normal retirement benefit to which he may be entitled as of his employment termination date.

      In the event of a change in control, Mr. Chambas’ agreement provides that Mr. Chambas will be entitled to a severance benefit of up to 2.99 times his salary, if within the three years immediately after the change in control (i) the Corporation terminates his employment without cause or (ii) he terminates his employment after an involuntary assignment to a position of lesser responsibility or outside Milwaukee, Ozaukee, Waukesha and Dane counties or an involuntary reduction of more than 10% in his salary. If Mr. Chambas terminates his employment for any other reason within three months after the change in control, he will be entitled to a severance benefit of two times his earned compensation, payable over two years, if he agrees to a noncompete covenant, or one half of his earned compensation in the absence of a noncompete covenant.

Item 7. Certain Relationships and Related Transactions

      The Corporation’s executive officers and directors and their associates have been, and the Corporation anticipates will continue to be, customers of the Corporation’s subsidiary Banks in the ordinary course of business, which has included maintaining deposit accounts and trust and other fiduciary accounts and obtaining loans. Specifically, the Banks, principally FBB, have granted various types of loans to the Corporation’s executive officers and directors and entities controlled by them. As of December 31, 2004, the loans (i) were consistent with similar practices in the banking industry generally, (ii) were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing the time for comparable transactions with the Banks’ other customers, (iii) did not involve more than the normal risk of collectibility or present other unfavorable features, and (iv) were subject to and made in accordance with Regulation O as promulgated by the Federal Reserve Board.

Item 8. Legal Proceedings

      From time to time, the Corporation and its subsidiaries are engaged in legal proceedings in the ordinary course of their respective businesses. Management believes that any liability arising from any such proceedings currently existing or threatened will not have a material adverse effect on the Corporation’s financial position, results of operations, and cash flows.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

      The common stock, $0.01 par value per share, of the Corporation (“Common Stock”), the Corporation’s only capital stock, is not registered under the Securities and Exchange Act of 1934 nor is it traded on any exchange as of the date of this Registration Statement; however, the Corporation’s shares are privately traded between shareholders and third parties.

      The high and low price per share paid for the Common Stock (according to information available to the Corporation) and cash dividends declared for the quarter ended March 31, 2005 and for the quarters for the years ended December 31, 2004 and 2003 are reflected in the following table.

      At March 31, 2005, there were 634 holders of record of Common Stock.

			Dividend
	High	Low	Declared
2005
1st Quarter	$25.00	$24.50	$—
2004
1st Quarter	$22.00	$21.00	$—
2nd Quarter	23.00	22.00	0.10
3rd Quarter	24.00	23.00	—
4th Quarter	25.00	24.00	0.11
2003
1st Quarter	22.00	22.00	—
2nd Quarter	22.00	21.00	0.15
3rd Quarter	22.00	21.00	—
4th Quarter	22.00	21.00	0.10

      The Corporation’s ability to pay dividends to its shareholders depends upon the ability of its subsidiaries to pay dividends to the Corporation. The subsidiaries are subject to substantial limitations on their ability to pay dividends, imposed by federal and state banking laws and regulations. See “Business — Regulation — Limitations on Dividends and Other Capital Distributions.”

Item 10. Recent Sales of Unregistered Securities

      Effective May 30, 2004, the Corporation issued 336,205 shares of Common Stock in exchange for all outstanding stock of BBG not then already owned by the Corporation. Such exchange was in fulfillment of a contractual obligation to all the minority holders of BBG stock, and the shares of FBFS Common Stock were offered and issued in reliance on and in compliance with Section 3(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 147 thereunder (the “intrastate offering” exemption).

      During the three years prior to the filing of this registration statement, nine employees of the Corporation or its subsidiaries have exercised options to purchase a total of 129,533 shares of Common Stock at purchase prices ranging from $6.06 to $9.09 per share. Total proceeds of such sales were $869,000. These shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act (the “private offering” exemption).

Item 11. Description of Registrant’s Securities to be Registered

      Common Stock. The Corporation is authorized under Wisconsin law to issue up to 8,000,000 shares of common stock, $.01 par value per share (the “Common Stock”). There were 2,416,464 shares of common stock outstanding, 2,433,387 shares of common stock issued and 16,923 shares held in treasury as of March 30, 2005.

      Holders of Common Stock are entitled to one vote per share on all matters requiring shareholder action, including but not limited to the election of, and any other matters relating to, directors. Holders of Common Stock do not have preemptive rights with respect to any additional shares of Common Stock that may be issued. Therefore, the Board may sell shares of Common Stock without first offering such shares to existing shareholders.

      Holders of Common Stock are entitled to receive dividends out of funds lawfully available therefore. Upon any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Common Stock are entitled to receive pro rata the remaining assets of the Corporation after the holders of any class of stock having preference over the Common Stock have been paid in full.

      Preferred Stock. The Corporation is authorized to issue 20,000 shares of serial Preferred Stock. The Board of Directors of the Corporation has the full authority permitted by law to fix by resolution or resolutions the voting rights and such designations, preferences, qualifications, privileges, limitations, restrictions, redemptive rights, conversion rights and other special or relative rights that may be desired. As of March 30, 2005 there were no shares of Preferred Stock outstanding.

      Board of Directors. The Corporation’s board of directors is divided into three classes, each having a three-year term, with the term of one class expiring each year. Cumulative voting for directors is not permitted.

Item 12. Indemnification of Directors and Officers

      Article VII of the Corporation’s Amended and Restated Bylaws provides that, to the fullest extent authorized by the Wisconsin Business Corporation Law, the Corporation shall indemnify all directors and officers of the Corporation, and any person who is serving at the Corporation’s request as a director, officer, partner, trustee, member of any committee, manager, employee or agent of another corporation or other entity, against all expense, liability and loss incurred or suffered in connection with such positions or services. Such indemnification continues to apply to former directors, officers, etc. and inures to the benefit of their heirs, executors and administrators.

      In addition, the Bylaws provide that a director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders, or any person asserting rights on their behalf, for monetary damages for breach or failure to perform any duty unless the person asserting liability proves that the breach or failure to perform constitutes (i) a willful failure to deal fairly with the Corporation or its shareholders in a matter in which the director or officer has a material conflict of interest, (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful, (iii) a transaction from which the director or officer received an improper personal benefit, or (iv) willful misconduct. The Bylaws further provide that if the Wisconsin Business Corporation Law should be amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, the liability of such persons shall automatically be so eliminated or limited to the fullest extent permitted.

      Any repeal or modification of any of the foregoing provisions shall not adversely affect any right or protection of any director, officer, or other indemnitee existing at the time of such repeal or modification.

      The Corporation maintains a director and officer liability insurance policy providing for insurance on behalf of any person who is or was a director or officer of the Corporation or a subsidiary for any claim made during the policy period against the person in any such capacity or arising out of the person’s status as such. The insurer’s limit of liability under the policy is $10.0 million for each insured loss and $10.0 million in the aggregate for all insured losses for the policy period. The policy contains various reporting requirements and exclusions.

Item 13. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF FIRST BUSINESS FINANCIAL SERVICES

The following financial statements are included in this registration statement on Form 10:

Consolidated Balance Sheets

	December 31,
	2004	2003
		(as restated)
	(In Thousands, Except Share Data)

Assets
Cash and due from banks	$8,644	$12,413
Interest-bearing deposits	27	52

Cash and cash equivalents	8,671	12,465
Securities available-for-sale, at fair value	66,445	63,571
Loans and leases receivable, net:
Held for sale	137	—
Held for investment	469,801	433,105
Leasehold improvements and equipment, net	1,247	1,377
Foreclosed properties	665	708
Cash surrender value of bank-owned life insurance	7,441	2,187
Goodwill and other intangibles	2,896	96
Accrued interest receivable and other assets	5,648	4,963

Total assets	$562,951	$518,472

Liabilities and Stockholders’ Equity
Deposits	$474,677	$436,886
Securities repurchase agreements	678	690
Fed funds purchased	—	5,275
Federal Home Loan Bank and other borrowings	29,303	24,847
Junior subordinated debentures	10,310	—
Trust preferred securities	—	10,000
Other liabilities	9,806	10,445

Total liabilities	524,774	488,143

Minority interest in 51% owned subsidiary	—	4,353

Commitments and contingencies	—	—

Stockholders’ Equity:
Preferred stock, $10 par value, 10,000 Series A shares and 10,000 Series B shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value, 8,000,000 shares authorized, 2,429,182 and 2,022,633 shares issued, 2,412,409 and 2,021,033 outstanding in 2004 and 2003, respectively	24	20
Additional paid-in capital	22,426	14,108
Retained earnings	17,229	13,861
Accumulated other comprehensive loss	(1,118)	(1,978)
Treasury stock (16,773 and 1,600 shares in 2004 and 2003, respectively), at cost	(384)	(35)

Total stockholders’ equity	38,177	25,976

Total liabilities and stockholders’ equity	$562,951	$518,472

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

	Years Ended December 31,
	2004	2003	2002
		(as restated)	(as restated)
	(In Thousands, Except Per Share Data)

Interest and dividend income:
Loans and leases	$25,861	$25,367	$25,825
Securities income:
Taxable	2,124	1,771	2,070
Federal funds sold, FHLB dividends and other	151	13	37

Total interest and dividend income	28,136	27,151	27,932
Interest expense:
Deposits	10,091	10,767	13,820
Notes payable and other borrowings	1,636	1,708	1,761

Total interest expense	11,727	12,475	15,581

Net interest income	16,409	14,676	12,351
Provision for loan and lease losses	(540)	200	3,614

Net interest income after provision for loan and lease losses	16,949	14,476	8,737

Non-interest income:
Service charges on deposits	1,004	1,035	1,020
Credit, merchant and debit card fees	145	137	131
Loan fees	600	431	375
Securities gains, net	—	—	57
Increase in cash surrender value of bank-owned life insurance	255	163	131
Trust fee income	732	476	286
Equity in earnings of unconsolidated subsidiary	124	78	83
Written option income (expense)	7	1,361	(39)
Other	230	252	255

Total non-interest income	3,097	3,933	2,299

Non-interest expense:
Compensation	7,935	6,945	6,477
Occupancy	903	801	711
Equipment	509	430	372
Data processing	755	687	579
Marketing	688	583	502
Professional fees	928	738	519
Loan collection	16	92	313
Other	1,414	1,156	1,052

Total non-interest expense	13,148	11,432	10,525

Minority interest in net (income) loss of consolidated subsidiary	(9)	(741)	787

Income before income tax expense	6,889	6,236	1,298
Income tax expense	3,014	761	261

Net income	$3,875	$5,475	$1,037

Earnings per share:
Basic	$1.72	$2.72	$0.52
Diluted	1.67	1.93	0.49
Dividends declared	0.21	0.25	0.15

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income

				Accumulated
		Additional		other
	Common	paid-in	Retained	comprehensive	Treasury
	stock	capital	earnings	income (loss)	stock	Total
	(Dollars in thousands, except share data)

Balance at January 1, 2002 as originally reported	$20	$13,838	$10,113	$(774)	$(1)	$23,196
Restatement adjustments	—	(20)	(1,963)	—	—	(1,983)

Balance at January 1, 2002, as restated	$20	$13,818	$8,150	$(774)	$(1)	$21,213
Comprehensive income:
Net income, as restated	—	—	1,037	—	—	1,037
Unrealized securities gains arising during the year, net of minority interest	—	—	—	434	—	434
Unrealized derivatives losses arising during the year	—	—	—	(3,833)	—	(3,833)
Reclassification adjustment for security gains realized in net income	—	—	—	(57)	—	(57)
Reclassification adjustment for realized loss on derivatives	—	—	—	1,863	—	1,863
Income tax effect	—	—	—	352	—	352

Comprehensive income						(204)
Cash dividends ($0.15 per share)	—	—	(297)	—	—	(297)
Treasury stock purchased (1,400 shares)	—	—	—	—	(30)	(30)
Stock options exercised (6,939 shares)	—	46	—	—	—	46

Balance at December 31, 2002, as restated	$20	$13,864	$8,890	$(2,015)	$(31)	$20,728

Comprehensive income:
Net income, as restated	$—	$—	$5,475	$—	$—	$5,475
Unrealized securities losses arising during the year net of minority interest	—	—	—	(1,178)	—	(1,178)
Unrealized derivatives losses arising during the year	—	—	—	(451)	—	(451)
Reclassification adjustment for realized loss on derivatives	—	—	—	1,673	—	1,673
Income tax effect	—	—	—	(7)	—	(7)

Comprehensive income						5,512
Cash dividends ($0.25 per share)	—	—	(504)	—	—	(504)
Treasury stock purchased (200 shares)	—	—	—	—	(4)	(4)
Stock options exercised (35,767 shares)	—	244	—	—	—	244

Balance at December 31, 2003, as restated	$20	$14,108	$13,861	$(1,978)	$(35)	$25,976

Comprehensive income:
Net income	$—	$—	$3,875	$—	$—	$3,875
Unrealized securities losses arising during the year	—	—	—	(70)	—	(70)
Unrealized derivatives gains arising during the year	—	—	—	6	—	6
Reclassification adjustment for realized loss on derivatives	—	—	—	1,242	—	1,242
Income tax effect	—	—	—	(318)	—	(318)

Comprehensive income						4,735
Cash dividends ($0.21 per share)	—	—	(507)	—	—	(507)
Treasury stock purchased (15,173 shares)	—	—	—	—	(349)	(349)
Purchase of BBG shares (336,205 shares)	3	7,730	—	—	—	7,733
Stock options exercised (70,344 shares)	1	588	—	—	—	589

Balance at December 31, 2004	$24	$22,426	$17,229	$(1,118)	$(384)	$38,177

See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

	Year Ended December 31,
	2004	2003	2002
		(as restated)	(as restated)
	(In Thousands)

Operating Activities
Net income	$3,875	$5,475	$1,037
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	2,353	1,179	614
Benefit of net operating loss carryforwards	—	(105)	—
Reduction of beginning of year valuation allowance applicable to consolidated subsidiary	—	(1,206)	—
Provision for loan and lease losses	(540)	200	3,614
Depreciation, amortization and accretion, net	830	1,013	712
Written option (income) expense	(7)	(1,361)	39
Origination of loans originated for sale	(4,434)	(3,382)	—
Sale of loans originated for sale	4,297	3,400	—
Loss on disposal of equipment	—	—	7
Gain on sale of securities	—	—	(57)
Increase in cash surrender value of bank-owned life insurance	(255)	(163)	(131)
Gain on sale of loans originated for sale	(16)	(18)	—
Equity in earnings of unconsolidated subsidiary	(117)	(78)	(86)
Minority interest in net income (loss) of consolidated subsidiaries	9	741	(787)
Gain on change in subsidiary equity	—	—	(36)
(Increase) decrease in accrued interest receivable and other assets	2,739	11	(479)
Increase (decrease) in accrued expenses and other liabilities	(4,480)	1,426	(568)

Net cash provided by operating activities	4,254	7,132	3,879

Investing activities
Proceeds from maturities of available-for-sale securities	15,550	52,591	19,912
Proceeds from sales of available-for-sale securities	—	—	5,761
Purchases of available-for-sale securities	(18,364)	(69,427)	(33,935)
Net increase in loans	(36,184)	(25,075)	(61,262)
Increase in other investments	(458)	(167)	(653)
Purchases of leasehold improvements and equipment, net	(304)	(76)	(199)
Purchase of cash surrender value of life insurance	(5,000)	—	(1,780)

Net cash used in investing activities	(44,760)	(42,154)	(72,156)

Consolidated Statement of Cash Flows (Con’t.)

	Year Ended December 31,
	2004	2003	2002
		(as restated)	(as restated)
	(In Thousands)

Financing activities
Net increase in deposits	37,791	22,479	68,948
Net increase in FHLB line of credit	3,967	5,892	2,175
Net increase (decrease) in short-term borrowed funds	(4,798)	5,445	(5,699)
Proceeds from long-term borrowed funds	—	—	5,000
Repayment of long-term borrowed funds	—	—	(807)
Minority interest investment in subsidiaries	19	91	—
Exercise of stock options	589	245	46
Cash dividends	(507)	(504)	(297)
Purchase of treasury stock	(349)	(4)	(31)

Net cash provided by financing activities	36,712	33,644	69,335

Net increase (decrease) in cash and cash equivalents	(3,794)	(1,378)	1,058
Cash and cash equivalents at beginning of year	12,465	13,843	12,785

Cash and cash equivalents at end of year	$8,671	$12,465	$13,843

Supplementary cash flow information
Cash paid or credited to accounts:
Interest on deposits and borrowings	$11,691	$12,936	$15,798
Income taxes	701	60	380

Non-cash transactions:
Loans transferred to foreclosed properties	—	708	—
Deconsolidation of trust preferred securities	10,310	—	—
Acquisition of minority shares of BBG:
Increase in common stock and paid-in capital	7,733	—	—
Elimination of minority interest	(4,392)	—	—
Settlement of written option liability	(654)	—	—
Increase in goodwill and other intangible assets	(2,689)	—	—
Other	2	—	—

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies and Nature of Operations

Nature of Operations. The accounting and reporting practices of First Business Financial Services (the “Corporation”), its wholly-owned subsidiaries, First Business Bank (“FBB”) and First Business Bank – Milwaukee (“FBB – Milwaukee”) have been prepared in accordance with U.S. generally accepted accounting principles. First Business Bank and First Business Bank – Milwaukee are sometimes referred to together as the “Banks”. The Banks operate as commercial banking institutions in the Madison and Milwaukee, Wisconsin markets and provide a full range of financial services to businesses and business owners. The Banks are subject to competition from other financial institutions and service providers and are also subject to state and federal regulations. FBB has the following subsidiaries: First Business Capital Corp. (“FBCC”), First Madison Investment Corp. (“FMIC”), and First Business Leasing, LLC. FBCC has a wholly-owned subsidiary, FMCC Nevada Corp. (“FMCCNC”). FMIC and FMCCNC are located in and were formed under the laws of the state of Nevada. Significant intercompany accounts and transactions have been eliminated. FBB also owns 50% of a commercial finance joint leasing venture, m2, which is accounted for under the equity method of accounting.

Basis of Financial Statement Presentation. The consolidated financial statements include the accounts of FBFS, and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Management of the Corporation is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that could experience significant changes in the near-term include the allowance for loan and lease losses, the value of foreclosed property, lease residuals, and the value of property under operating leases.

Cash and Cash Equivalents. The Corporation considers federal funds sold and interest-bearing deposits that have original maturities of three months or less to be cash equivalents.

Securities Available-for-Sale. The Corporation classifies its investment and mortgage-related securities as available-for-sale, held-to-maturity and trading. Debt securities that the Corporation has the intent and ability to hold to maturity are classified as held-to-maturity and are stated at amortized cost. Debt and equity securities bought expressly for the purpose of selling in the near term are classified as trading securities and are measured at fair value with unrealized gains and losses reported in earnings. Debt and equity securities not classified as held-to-maturity or as trading are classified as available-for-sale. Available-for-sale securities are measured at fair value with unrealized gains and losses reported as a separate component of stockholders’ equity, net of tax. Realized gains and losses, and declines in value judged to be other than temporary, are included in “securities gains, net” in the consolidated statements of income as a component of other income. The cost of securities sold is based on the specific identification method. The Corporation had no held-to-maturity or trading securities at December 31, 2004 and 2003.

Discounts and premiums on investment and mortgage-backed securities are accreted and amortized into interest income using the effective yield method over the period to maturity or earlier call date.

When it is determined securities are other than temporarily impaired, an impairment loss is recorded in earnings and a new cost basis is established for the impaired security. At December 31, 2004 and 2003, no securities were deemed to be other than temporarily impaired.

Loans and Leases. Loans and leases that management has the intent and ability to hold for the foreseeable future or maturity are reported at their outstanding principal balance with adjustments for charge-offs, the allowance for loan and lease losses, deferred fees or costs on originated loans and leases, and unamortized premiums or discounts on any purchased loans. Loans originated or purchased and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Unrealized losses are recognized through a valuation allowance by a charge to other non-interest income. Gains and losses on the sale of loans are included in other non-interest income.

Net Investment in Direct Financing Leases. Direct financing lease agreements are accounted for by combining the minimum lease payments to be received under the lease contract together with the estimated unguaranteed residual value (approximating 3% to 15% of the cost of the related equipment) and recorded as lease receivables when the lease is signed and the leased property delivered to the customer. The excess of the minimum lease payments and residual values over the cost of the equipment is recorded as unearned lease income. Unearned lease income is recognized over the term of the lease on a basis which results in an approximate level rate of return on the unrecovered lease investment. Lease payments are recorded when due under the lease contract. Residual values are established at lease inception equal to the estimated value to be received from the equipment following termination of the initial lease and such estimated value considers all relevant information and circumstances regarding the equipment. In estimating the equipment’s fair value at lease termination, the Corporation relies on internally or externally prepared appraisals, published sources of used equipment prices, and historical experience adjusted for known industry and economic trends. The Corporation’s estimates are periodically reviewed to ensure reasonableness, however the amounts the Corporation will ultimately realize could differ from the estimated amounts. When there is other than temporary impairment in the Corporation’s carrying amount of the unguaranteed residual value, the carrying value is reduced and charged to non-interest expense.

Operating Leases. Machinery and equipment are leased to customers under operating leases and are recorded at cost. Such leases provide that equipment is depreciated over the estimated useful life or term of the lease, if shorter. The carrying value of the leased equipment is periodically evaluated for impairment. Impairment loss, if any, would be charged to expense in the period it becomes evident. Rental income is recorded on the straight-line accrual basis as other non-interest income.

Interest on Loans. Interest on loans is accrued and credited to income on a daily basis based on the unpaid principal balance and is calculated using the effective interest method. Per policy, a loan is placed in a non-accrual status when it becomes 90 days past due or more or the likelihood of collecting interest is doubtful unless the loan is well collateralized and in the process of collection. A loan may be placed on non-accrual status prior to being 90 days past due if the collectibility of interest is doubtful. A loan is determined to be past due if the borrower fails to meet a contractual payment and will continue to be considered past due until all contractual payments are received. When a loan is placed on non-accrual, interest accrual is discontinued and previously accrued but uncollected interest is deducted from interest income and the payments on non-accrual loans are applied to interest on a cash basis. If collectibility of the principal is in doubt, payments received are applied to reduce loan principal. As soon as it is determined that the principal of a non-accrual loan is uncollectible, the loan is charged off to the extent that the carrying value of loan is equal to the value of the collateral. Loans are returned to accrual status when they are brought current in terms of both principal and accrued interest due, have performed in accordance with contractual terms for a reasonable period of time, and when the ultimate collectibility of total contractual principal and interest is no longer doubtful.

Loan and Lease Origination Fees. Loan and lease origination fees as well as certain direct origination costs are deferred and amortized as an adjustment to loan yields over the stated term of the loan or lease. Loans that result from a refinance or restructure, other than a troubled debt restructure, where terms are at least as favorable to the Corporation as the terms for comparable loans to other borrowers with similar collection risks and result in an essentially new loan, are accounted for as a new loan. Any unamortized net fees, costs, or penalties are recognized when the new loan is originated. Unamortized net loan fees or costs for loans that result from a refinance or restructure with only minor modifications to the original loan contract are carried forward as a part of the net investment in the new loan. For troubled debt restructurings, as defined by SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings, all fees received in connection with a modification of terms are applied as a reduction of the loan; and related costs including direct loan origination costs are charged to expense as incurred. Prior to 2002, loan origination fees and certain direct loan origination costs were recognized on a cash basis. The difference between the cash basis and the deferral method was not material to the results of operations or financial position for those years. In 2002, the Corporation recorded a liability for net deferred loan fees of $320,000 and a related deferred tax asset of $125,000 with an offsetting reduction in loan related fee income for amounts previously recognized in years prior to 2002.

Foreclosed Properties and Repossessed Assets. Real estate acquired by foreclosure or by deed in lieu of foreclosure and other repossessed assets are carried at the lower of cost or fair value with estimated selling expenses deducted. Costs relating to the development and improvement of the property are capitalized while holding period costs are charged to expense. Valuations are periodically performed by management and independent third parties and an allowance for loss is established by a charge to expense if the carrying value of a property exceeds its fair value less estimated costs to sell.

Allowance for Loan and Lease Losses. The allowance for loan and lease losses is maintained at a level that management deems adequate to absorb probable and estimable losses inherent in the loan and lease portfolios. Such inherent losses stem from the size and current risk characteristics of the loan and lease portfolio, an assessment of individual impaired and other problem loans and leases, actual loss experience, estimated fair value of underlying collateral, adverse situations that may affect the borrower’s ability to repay, and current geographic or industry-specific current economic events. Some impaired and other loans have risk characteristics that are unique to an individual borrower and the inherent loss must be estimated on a loan-by-loan basis. Other impaired and problem loans and leases may have risk characteristics similar to other loans and leases and bear similar inherent risk of loss. Such loans and leases are aggregated with historical statistics applied to determine inherent risk of loss.

The determination of the estimate of loss is reliant upon historical experience, information about the ability of the individual debtor to pay, and appraisal of loan collateral in light of current economic conditions. An estimate of loss is an approximation of what portion of all amounts receivable, according to the contractual terms of that receivable, are deemed uncollectible. Determination of the allowance is inherently subjective because it requires estimation of amounts and timing of expected future cash flows on impaired loans, estimation of losses on types of loans based on historical losses, and consideration of current economic trends, both local and national. Based on management’s periodic review using all previously mentioned pertinent factors, a provision for loan and lease losses is charged to expense. Loan and lease losses are charged against the allowance and recoveries are credited to the allowance.

The allowance for loan and lease losses contains specific allowances established for expected losses on impaired loans and leases. Impaired loans and leases are defined as loans and leases for which, based on current information and events, it is probable that the Corporation will be unable to collect scheduled principal and interest payments according to the contractual terms of the loan or lease agreement. Loans and leases subject to impairment are defined as non-accrual and restructured loans and leases exclusive of smaller homogeneous loans such as home equity, installment and 1-4 family residential loans.

The fair value of impaired loans and leases is determined based on the present value of expected future cash flows discounted at the loan’s effective interest rate (the contractual interest rate adjusted for any net deferred loan fees or costs, premium, or discount existing at the origination or acquisition of the loan), the market price of the loan, or the fair value of the underlying collateral less costs to sell, if the loan is collateral dependent. A loan or lease is collateral dependent if repayment is expected to be provided solely by the underlying collateral. Estimated costs to sell are discounted if those costs are expected to reduce the cash flows available to repay the loan or lease. A loan’s effective interest rate may change over the life of the loan based on subsequent changes in rates or indices or may be fixed at the rate in effect at the date the loan was determined to be impaired.

Subsequent to the initial impairment, any significant change in the amount or timing of an impaired loan or lease’s future cash flows will result in a reassessment of the valuation allowance to determine if an adjustment is necessary. Measurements based on observable market value or fair value of the collateral may change over time and require a reassessment of the valuation allowance if there is a significant change in either measurement base. Any increase in the present value of expected future cash flows attributable to the passage of time is recorded as interest income accrued on the net carrying amount of the loan or lease at the effective interest rate used to discount the impaired loan or lease’s estimated future cash flows. Any change in present value attributable to changes in the amount or timing of expected future cash flows is recorded as loan loss expense in the same manner in which impairment was initially recognized or as a reduction of loan loss expense that otherwise would be reported. Where the level of loan or lease impairment is measured using observable market price or fair value of collateral, any change in the observable market price of an impaired loan or lease or fair value of the collateral of an impaired collateral-dependent loan or lease is recorded as loan loss expense in the same manner in which impairment was initially recognized. Any increase in the observable market value of the impaired loan or lease or fair value of the collateral in an impaired collateral-dependent loan or lease is recorded as a reduction in the amount of loan loss expense that otherwise would be reported.

No income has been recognized for impaired loans or leases, where the measurement of impairment is based on the present value of future cash flows discounted at the loan’s effective interest rate, since such loans or leases have not experienced any increases in present values.

Derivative Instruments. The Corporation uses derivative instruments to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. Derivative instruments represent contracts between parties that usually require little or no initial net investment and result in one party delivering cash to the other party based on a notional amount and an underlying as specified in the contract. A notional amount represents the number of units of a specific item, such as currency units. An underlying represents a variable, such as an interest rate. The amount of cash delivered from one party to the other is determined based on the interaction of the notional amount of the contract with the underlying.

Market risk is the risk of loss arising from an adverse change in interest rates, exchange rates or equity prices. The Corporation’s primary market risk is interest rate risk. Management uses derivative instruments to protect against the risk of interest rate movements on the value of certain assets and liabilities and on future cash flows. These instruments include interest rate swaps, interest rate options and interest rate caps and floors with indices that relate to the pricing of specific assets and liabilities. The nature and volume of the derivative instruments used to manage interest rate risk depend on the level and type of assets and liabilities on the balance sheet and the risk management strategies for the current and anticipated rate environments.

Credit risk occurs when a counter party to a derivative contract with an unrealized gain fails to perform according to the terms of the agreement. Credit risk is managed by limiting the counterparties to highly rated dealers, applying uniform credit standards to all activities with credit risk and monitoring the size and the maturity structure of the derivative portfolio.

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires all derivative instruments to be carried at fair value on the balance sheet. The accounting for the gain or loss due to changes in the fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. If the derivative instrument does not qualify as a hedge, the gains or losses are reported in earnings when they occur. However, if the derivative instrument qualifies as a hedge the accounting varies based on the type of risk being hedged.

For fair value hedges, gains or losses on derivative hedging instruments are recorded in earnings. In addition, gains or losses on the hedged item are recognized in earnings in the same period and the same income statement line as the change in fair value of the derivative. Consequently, if gains or losses on the derivative hedging instrument and the related hedged item do not completely offset, the difference (i.e. the ineffective portion of the hedge) is recognized currently in earnings.

For cash flow hedges, the reporting of gains or losses on derivative hedging instruments depends on whether the gains or losses are effective at offsetting the cash flows of the hedged item. The effective portion of the gain or loss is accumulated in other comprehensive income and recognized in earnings during the period that the hedged forecasted transaction affects earnings.

Fair Value Hedges: The Corporation primarily uses receive-fixed interest rate swaps to hedge the fair values of certain fixed-rate funding products against changes in interest rates. The funding products hedged are limited to purchased certificates of deposit. The Corporation assumes no ineffectiveness in the interest rate swaps hedging the fair value of the purchased certificates of deposit because the notional amount of the swaps match the principal amount of the deposits, the fair value of the swaps at inception was zero, the formula for computing net settlements under the swaps is the same for each settlement, the interest bearing deposits are not prepayable, however, the deposit may be called by the Corporation at the same time intervals that the derivative dealer may call the swap, the terms of the variable rate funding products and the swaps are typical of those instruments, the expiration dates of the swaps are the same as the maturity dates of the interest bearing deposits, there is no floor or ceiling on the variable interest rate of the swaps and the interval between repricing of the variable interest rate in the swaps are frequent enough (monthly) to justify that the variable payment is at a market rate. As a result of meeting and documenting all these criteria at inception of the hedge and because the items being hedged are recognized fixed rate interest-bearing liabilities, the Corporation has applied the short-cut method. Therefore on a quarterly basis, more frequently if the situation warrants, the hedged liabilities are verified for consistency with original terms and the credit worthiness of the counterparty is reviewed for adverse changes. Without a material adverse change in the hedged liability or creditworthiness of the counterparty, the Corporation continues the assumption of no ineffectiveness. As a result of this assumption there is no gain or loss relating to hedge ineffectiveness reported in the income statement for the derivatives classified as fair value hedges.

Cash Flow Hedges: The Corporation hedges cash flow variability related to variable rate funding products, specifically variable rate money market deposit accounts and variable rate guaranteed trust preferred securities, through the use of pay-fixed interest rate swaps and caps. The Corporation assumes no ineffectiveness in the interest rate swaps hedging the money market deposit accounts and the guaranteed trust preferred securities because the notional amounts of the swaps match the principal amount of the deposits and the trust preferred securities, the fair value of the swaps at inception was zero, the formula for computing net settlements under the swaps is the same for each settlement, the trust preferred securities are not prepayable and there is a sufficient balance in the aggregated money market deposit portfolio on an ongoing basis to absorb regular withdrawal activity, the terms of the variable rate funding products and the swaps are typical of those instruments, all interest payments on the variable rate liabilities during the term of the swap are designated as hedged and no interest payments beyond the term of the swap are designated as hedged, there is no floor or cap on the variable interest rate of the swaps hedging the money market deposits but there is a cap on the swap hedging the trust preferred securities that contains a similar cap, the repricing dates of the swaps match the variable rate funding products and the index on which the variable rate of the swaps are based matches the index on which the variable rate funding products are based. As a result of meeting and documenting all these criteria at inception of the hedge and because the items being hedged are recognized variable rate interest-bearing liabilities, the Corporation has applied the short-cut method. Therefore on a quarterly basis, more frequently if the situation warrants, the hedged liabilities are verified for consistency with original terms and the credit worthiness of the counterparty is reviewed for adverse changes. Without a material adverse change in the hedged liability or creditworthiness of the counterparty the Corporation continues the assumption of no ineffectiveness. As a result of this assumption there is no gain or loss relating to hedge ineffectiveness reported in the income statement for the derivatives classified as cash flow hedges. The carrying value of the swap is adjusted to fair value and Other Comprehensive Income is adjusted by an offsetting amount.

Goodwill and Other Intangible Assets. The excess of the cost of the acquisition of BBG over the fair value of the net assets acquired consists primarily of goodwill and core deposit intangibles. Core deposit intangibles have estimated finite lives and are amortized on an accelerated basis to expense over a period of 15 years. The Corporation reviews long-lived assets and certain identifiable intangibles for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in which case an impairment charge would be recorded.

Goodwill is not amortized but is subject to impairment tests on at least an annual basis. Any impairment of goodwill will be recognized as an expense in the period of impairment. The Corporation completes its annual goodwill impairment test as of June 1 each year and no impairment has been recognized. Note 5 includes a summary of the Corporation’s goodwill and core deposit intangible.

Leasehold Improvements and Equipment. The cost of capitalized leasehold improvements is amortized on the straight-line method over the lesser of the term of the respective lease or estimated economic life. Equipment is stated at cost less accumulated depreciation and amortization which is calculated by the straight-line method over the estimated useful lives of three to ten years. Maintenance and repair costs are charged to expense as incurred. Improvements which extend the useful life are capitalized and depreciated over the remaining useful life of the assets.

Other Investments. The Corporation owns certain equity investments in other corporate organizations which are not consolidated because the Corporation does not own more than a 50% interest or exercise control over the organization. Investments in corporations representing at least a 20% interest are generally accounted for using the equity method and investments in corporations representing less than 20% interest are generally accounted for at cost. Investments in limited partnerships representing from at least a 3% up to a 50% interest in the investee are generally accounted for using the equity method and investments in limited partnerships representing less than 3% are generally accounted for at cost. All of these investments are periodically evaluated for impairment. Should an investment be impaired, it would be written down to its estimated fair value. The equity investments are reported in other assets and the income and expense from such investments, if any, is reported in non-interest income and non-interest expense.

Bank-Owned Life Insurance. Bank-owned life insurance (“BOLI”) policies are purchased with the intent to fund certain future employee benefit costs with the death benefit proceeds. The cash surrender value of such policies is recorded in “Cash surrender value of life insurance” on the Consolidated Balance Sheets and changes in the value are recorded in non-interest income. The total death benefit of all of the BOLI policies is $23,872,000. There are no restrictions on the use of BOLI proceeds and as of December 31, 2004, there were no loans against the cash surrender value of the BOLI policies.

Advertising Costs. All advertising costs incurred by the Corporation are expensed in the period in which they are incurred.

Income Taxes. Deferred income tax assets and liabilities are computed annually for temporary differences in timing between the financial statement and tax basis of assets and liabilities that result in taxable or deductible amounts in the future based on enacted tax law and rates applicable to periods in which the differences are expected to affect taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, appropriate tax planning strategies, projected future taxable income, and projections for future taxable income over the period which the deferred tax assets are deductible. When necessary, valuation allowances are established to reduce deferred tax assets to the realizable amount. Management believes it is more likely than not that the Corporation will realize the benefits of these deductible differences, net of the existing valuation allowances.

Income tax expense represents the tax payable or tax refundable for a period, adjusted by the applicable change in deferred tax assets and liabilities for that period. The Corporation and its subsidiaries file a consolidated Federal income tax return and separate state income tax returns. Subsidiaries for which the Corporation’s interest is less that 80% file a separate Federal tax return. Tax sharing agreements allocate taxes to each entity for the settlement of intercompany taxes.

Earnings Per Share. Basic earnings per share (“EPS”) is computed by dividing net income by the weighted average number of common shares outstanding for the period. The basic EPS computation excludes the dilutive effect of all common stock equivalents. Common stock equivalents are all potential common shares which could be issued if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted EPS is computed by dividing adjusted net income by the weighted average number of common shares outstanding plus all common stock equivalents. These common stock equivalents are computed based on the treasury stock method using the average market price for the period. Some stock options are anti-dilutive and are therefore not included in the calculation of diluted earnings per share.

Segments and Related Information. The Corporation is required to report each operating segment based on materiality thresholds of ten percent or more of certain amounts, such as revenue. Additionally, the Corporation is required to report separate operating segments until the revenue attributable to such segments is at least 75 percent of total consolidated revenue. The Corporation provides a broad range of financial services to individuals and companies in south central and southeastern Wisconsin. These services include demand, time, and savings products, the sale of certain non-deposit financial products, and commercial and retail lending, leasing and trust services. While the Corporation’s chief decision-maker monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a corporate-wide basis. Since the Corporation’s business units have similar basic characteristics in the nature of the products, production processes, and type or class of customer for products or services, and do not meet materiality thresholds based on the requirements of reportable segments, these business units are considered one operating segment.

Defined Contribution Plan. The Corporation has a contributory 401(k) defined contribution plan covering substantially all employees. A matching contribution of up to 3% of salary is provided. The Corporation may also make discretionary contributions up to an additional 6% of salary.

Proforma Employee Stock Option Information. The following table illustrates what the Corporation’s net income and earnings per share would have been had compensation cost for the Corporation’s employee stock option plans been determined based on the fair value at the date of grant for awards under the stock option plans. As allowed under SFAS No. 123, Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure— an amendment of SFAS 123, the Corporation accounts for stock-based compensation cost under the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion 25), and related Interpretations, under which no compensation cost has been recognized for any periods presented, except with respect to restricted stock awards. Compensation expense for employee stock options is not recognized if the exercise price of the option equals or exceeds the fair value of the stock on the date of grant as such options would have no intrinsic value at the date of grant.

	Year Ended December 31,
	2004	2003	2002
		(as restated)	(as restated)
	(Dollars in Thousands, Except Share Data)

Net Income
As reported	$3,875	$5,475	$1,037
Compensation expense under the fair value method	214	109	88
Pro forma	3,661	5,366	949

Earnings Per Share — Basic
As reported	1.72	2.72	0.52
Pro forma	1.63	2.67	0.48

Earnings Per Share — Diluted
As reported	1.67	1.93	0.49
Pro forma	1.60	1.90	0.41

The fair value of each option granted is estimated using the minimum value method on the grant date using the Black-Scholes option-pricing model which considers the risk free rate of return based upon 10 year treasury obligations, a 10 year expected life and dividend, if any are declared, but does not consider expected volatility. Option holders have 10 years in which to exercise their options and must exercise vested options upon employment termination. Compensation amounts are amortized over the vesting period of the options in accordance with the vesting terms of the stock options agreements. There were no stock options granted in fiscal 2002. The per share weighted average fair value of stock options granted during 2004 and 2003 was $7.56 and $7.24, respectively.

For purposes of providing the pro forma disclosures required under SFAS No. 123, the fair value of stock options granted in 2004, 2003, and 2002 was estimated at the date of grant using a Black-Scholes option pricing model, which was originally developed for use in estimating the fair value of traded options that have different characteristics from the Corporation’s employee stock options. The model is also sensitive to changes in the subjective assumptions that can materially affect the fair value estimate. As a result, management believes the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock.

The table below discusses the weighted average fair values for options granted during December 31, 2004, 2003, and 2002.

	Year Ended December 31,
	2004	2003	2002

Expected dividend yield	0.00%	0.00%	n/a
Risk free interest rate	4.07%/4.19%	4.41%/3.98%	n/a
Expected lives	10 years	10 years	n/a

Reclassifications. Certain accounts have been reclassified to conform to 2004 presentations.

Recent Accounting Changes.

Other-Than-Temporary Impairment and Its Application to Certain Investments. In March 2004, the Financial Accounting Standards Board (“FASB”) ratified the consensus reached by the Emerging Issues Task Force in Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, (“EITF 03-1”). EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment, and evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized through earnings equal to the difference between the investment’s cost and its fair value. In September 2004, the FASB delayed the accounting requirements of EITF 03-1 until additional implementation guidance is issued and goes into effect. The Corporation does not expect the requirements of EITF 03-1 will have a material impact on the Corporation’s results of operations, financial position, or liquidity.

Accounting for Certain Loans or Debt Securities Acquired in a Transfer. In December 2003, the AICPA’s Accounting Standards Executive Committee issued Statement of Position (“SOP”) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The provisions of this SOP are effective for loans acquired in fiscal years beginning after December 15, 2004. The Corporation adopted the SOP on January 1, 2005. Adoption had no effect on the Corporation’s results of operations or financial position.

Application of Accounting Principles to Loan Commitments. In March 2004, the SEC issued Staff Accounting Bulletin (“SAB”) No. 105, Application of Accounting Principles to Loan Commitments. SAB 105 provides guidance regarding loan commitments accounted for as derivative instruments. Specifically, SAB 105 requires servicing assets to be recognized only once the servicing assets have been contractually separated from the underlying loan by sale or securitization of the loan with servicing retained. As such, consideration for the expected future cash flows related to the associated servicing of the loan may not be recognized in valuing the loan commitment. This will result in a lower fair value of loan commitments and recognition of the value of the servicing asset later upon sale or securitization of the underlying loan. The provisions of SAB 105 were effective for loan commitments accounted for as derivatives entered into after March 31, 2004. The adoption of SAB 105 did not have a material effect on the Corporation’s consolidated financial statements.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. In May 2003, FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The remaining provisions of SFAS No. 150 are consistent with the FASB’s proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 but is otherwise effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities which are subject to the provisions of this statement for the first fiscal period beginning after December 15, 2003. The adoption of SFAS No.150 did not have a material effect on the Corporation.

Variable Interest Entities. The FASB issued Interpretation No. 46 (revised), Consolidation of Variable Interest Entities (“FIN 46R”), in December 2003, which requires the consolidation of entities in which an enterprise absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in an entity. Such entities are identified as Variable Interest Entities (“VIE’s”). The application of FIN 46R is required by the beginning of the first annual period commencing after December 31, 2004. The implementation of FIN 46R did not have a material impact on the financial statements of the Corporation. See Note 12 for an assessment of the impact of FIN 46R on the Corporation’s consolidated financial statements.

Stock Options. On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), which is a revision of the SFAS 123, Accounting for Stock-based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R), which is effective for FBFS beginning January 1, 2006, requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value at the grant date. The cost is then recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). This statement eliminates the alternative to APB Opinion No. 25’s intrinsic value method of accounting that was provided in Statement 123 as originally issued.

Accordingly, the adoption of SFAS No. 123(R)’s fair value method could have an impact on the results of operations, although it will have no impact on the overall financial position. The future impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

Note 2 – Restatement of Prior Years’ Consolidated Financial Statements. Prior to issuing consolidated financial statements as of and for year ended December 31, 2004, FBFS determined that, pursuant to SEC guidance on the application of U.S. generally accepted accounting principles related to written options, the prior accounting treatment of the written option issued to minority shareholders of its majority owned subsidiary, BBG, in connection with the organization of BBG, which began operations in June 2000, was incorrect. As a result, the Company has restated its consolidated financial statements for the years 2000 through 2003 to account for the option at estimated value. Previously, the written option was not initially recorded at its fair value and was not subsequently marked to fair value through earnings. See Note 3 for more information about the written option.

The effect of this restatement was to record the written option in 2000 at its fair value of $1,938,000 with a charge to expense equal to the fair value of the written option, less the amount of $20,188 received in cash from the BBG shareholders in payment for the written option, and a credit to liability. Subsequent to initial recording, the fair value of the written option is adjusted each reporting period to its then fair value and reported in income or expense as appropriate.

For the years prior to 2002, the cumulative effect of accounting for the written option at fair value is reported as an adjustment of the opening balance at January 1, 2002, of additional paid in capital of ($20,188) and of retained earnings of ($1,963,000) in the consolidated statements of changes in stockholders’ equity and comprehensive income.

The following table presents those captions of the consolidated balance sheet as of December 31, 2003 and the consolidated statements of income for the years ended December 31, 2003 and 2002 that have been restated.

	December 31, 2003			December 31, 2002
	As			As
	Previously	Restatement	As	Previously	Restatement	As
	Reported	Adjustment	Restated	Reported	Adjustment	Restated
	(In Thousands, Except Per Share Data)

Consolidated Balance Sheet

Assets:

Total assets	$518,472	$—	$518,472

Liabilities and stockholders’ equity:
Written option	—	661	661

Total liabilities	487,482	661	488,143

Additional paid-in capital	14,128	(20)	14,108
Retained earnings	14,502	(641)	13,861

Total stockholders’ equity	26,637	(661)	25,976

Total liabilities and stockholders’ equity	$518,472	$—	$518,472

Consolidated Statements of Income

Written option income (expense)	$—	$1,361	$1,361	$—	$(39)	$(39)
Total non-interest income	2,572	1,361	3,933	2,338	(39)	2,299

Income before income tax expense	4,875	1,361	6,236	1,337	(39)	1,298
Income tax expense	761	—	761	261	—	261

Net income	4,114	1,361	5,475	1,076	(39)	1,037

Earnings per share:
Basic	$2.05	$0.67	$2.72	$0.54	$(0.02)	$0.52
Diluted	1.97	(0.04)	1.93	0.50	(0.01)	0.49

See Note 22 for computation of restated earnings per share.

The restatement had no effect on cash flows from operating, investing or financing activities.

Note 3 – Written Option. In 2000, FBFS was a founding shareholder in the newly formed bank holding company, BBG, which owned 100% of the stock of the chartered bank, FBB – Milwaukee. FBB – Milwaukee began operations in June, 2000. At the inception of BBG, FBFS purchased 51% of the common stock issued by BBG at $25 per share. Minority shareholders purchased the remaining 49% of the stock originally issued by BBG at $24.90 per share and paid $.10 per share to FBFS for a written option acquired from FBFS. FBFS contributed capital of $5.3 million and minority shareholders contributed capital of $5.0 million. The written options sold to the BBG minority shareholders enabled the shareholders to exchange their shares of BBG common stock for shares of FBFS common stock. The written options were exercisable based upon the ratio of the BBG book value per share to the FBFS book value. Therefore, at inception, if the options had been exercisable, BBG shares would have been convertible into shares of FBFS based upon the number of FBFS shares at book value that could be purchased for $24.90. There was no market for either FBFS or BBG shares at the time of this transaction. The written options were dual indexed such that the monetary value of the options increased in relation to the increases in the fair value of FBFS ’ common stock as compared to FBFS’ book value and decreased in relation to the increases in the fair value of BBG’s shares as compared to BBG’s book value.

201,880 options were issued having a fair value of approximately $1,938,000. The fair value of the written options has been reported as a derivative liability with a corresponding amount less the cash received of $21,000 for the purchase of the option, reported as an expense. Subsequent to the initial recording, the changes in fair value of the options have been recorded on the consolidated statements of income as expense or income.

The options to convert BBG shares into FBFS shares were written to become exercisable on April 1, 2003, contingent upon BBG having had at least $1.00 of annual net income beginning in 2002 based upon audited financial statements prepared in accordance with generally accepted accounting principles. The written options could only be exercised by tendering the related BBG shares to FBFS, there was no market for the BBG stock or the options and the options had no cash net settlement value.

In November, 2002, the written option was modified to eliminate the contingency of BBG having at least $1.00 of annual net income and to make the initial exercise date April 1, 2004. In 2003, BBG had net income in excess of $1.00 and thus the options would have become and did become exercisable on April 1, 2004 notwithstanding the modification. BBG shareholders were not obligated to exercise their options. The options became exercisable on April 1, 2004 for a 60 day period occurring then and each subsequent year after audited financial statements were available and remained exercisable indefinitely. All shareholders of BBG exercised their options and tendered all BBG shares in 2004.

Income (expense) reported in other non-interest income related to the written options was $7,000 in 2004, $1,361,000 in 2003, and ($39,000) in 2002. Reported in other liabilities is the fair value of the written options of $661,000 at December 31, 2003. The fair value of the written options was $654,000 on the date the options were exercised and that amount was considered to be settled as a result of FBFS’ acquisition of BBG.

For purposes of diluted earnings per share, FBFS considered the written options in determining diluted earnings per share in 2002, 2003 and 2004 until settlement occurred on June 1, 2004. See Note 22.

Note 4 – Acquisition of Minority Shares. On June 1, 2004, minority shareholders of BBG exercised their option to exchange their shares of common stock of BBG representing 49% of the outstanding shares of BBG common stock for 1.63 shares of common stock of the Corporation per BBG share. The transaction resulted in the Corporation issuing 336,205 shares of its common stock. Subsequent to this transaction, BBG was dissolved and as a result, the Corporation now owns 100% of First Business Bank – Milwaukee. The approximate fair value of the Corporation’s shares issued was $7,733,000. The fair value of the FBFS shares was based on known recent trades.

The transaction was accounted for as a purchase. The purchase price was allocated to tangible and intangible assets of BBG based upon the fair value of those assets to the extent of the 49% of BBG’s common stock acquired and historical cost to the extent of the 51% of BBG’s common stock already owned by FBFS. All earnings of First Business Bank – Milwaukee are included in consolidated earnings from June 1, 2004.

As a result of the transaction, the remaining liability for the BBG conversion option (see Note 3) of $654,000 was settled, a core deposit intangible of $145,000 was recorded, loans and investments, other assets and liabilities were recorded at their pro rata fair values and the residual of $2,689,000 was allocated to goodwill.

Had BBG been consolidated for all years presented in the consolidated statements of income, consolidated net earnings would have been approximately $3,884,000 in 2004, $6,216,000 in 2003 and $250,000 in 2002. Diluted earnings per share would have been $1.68 in 2004, $2.92 in 2003 and $0.11 in 2002.

Note 5 – Goodwill and Intangible Assets. Goodwill is not amortized but is subject to impairment tests on at least an annual basis. No impairment loss was necessary in 2004, 2003 or 2002. At December 31, 2004, goodwill was $2,689,000. The change in the carrying amount of goodwill was as follows:

	Year ended December 31,
	2004	2003	2002
	(In thousands)

Balance at beginning of year	$—	$—	$—
Goodwill acquired	2,689	—	—

Balance at end of year	$2,689	$—	$—

The Corporation has other intangible assets that are amortized consisting of core deposit intangibles and other intangibles, consisting of a purchased customer list from purchased trust business.

Changes in the gross carrying amount, accumulated amortization and net book value of core deposits and other intangibles were as follows:

	Year Ended December 31,
	2004	2003	2002
	(In thousands)

Core deposit intangibles:

Gross carrying amount	$145	$—	$—
Accumulated amortization	(22)	—	—

Net book value	$123	$—	$—

Additions during the year	$145	$—	$—
Amortization during the year	(22)	—	—

Other intangibles:

Gross carrying amount	$120	$120	$120
Accumulated amortization	(36)	(24)	(12)

Net book value	$84	$96	$108

Additions during the year	$—	$—	$120
Amortization during the year	(12)	(12)	(12)

Estimated amortization expense of core deposit and other intangibles for fiscal years 2005 through 2009 are as follows: $44,000, $36,000, $30,000, $25,000 and $22,000.

Note 6 – Cash and Due From Banks. Reserves in the form of deposits with the Federal Reserve Bank and vault cash totaling $526,723 and $506,731 were maintained to satisfy federal regulatory requirements as of December 31, 2004 and 2003, respectively. These amounts are included in cash and due from banks in the Consolidated Balance Sheets.

Note 7 – Securities

The amortized cost and estimated fair values of securities available-for-sale are as follows (in thousands):

	As of December 31, 2004
		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Estimated
Securities available-for-sale	cost	gains	losses	fair value
	(In Thousands)

FHLB stock and other	$2,811	$—	$—	$2,811
U.S. Treasury securities and obligations of the U.S. Government corporations and Agencies	3,275	—	(22)	3,253
Collateralized mortgage obligations	60,873	41	(533)	60,381

	$66,959	$41	$(555)	$66,445

	As of December 31, 2003
		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Estimated
Securities available-for-sale	cost	gains	losses	fair value
	(In Thousands)

FHLB stock and other	$2,369	$—	$—	$2,369
U.S. Treasury securities and obligations of the U.S. Government corporations and Agencies	8,095	61	(4)	8,152
Collateralized mortgage obligations	53,569	180	(699)	53,050

	$64,033	$241	$(703)	$63,571

The Corporation realized gross gains of $57,040 on available-for-sale securities for the year ended December 31, 2002. Proceeds from the sale of available-for-sale securities totaled $5,761,000 for the year ended December 31, 2002. There were no sales of securities available-for-sale in fiscal 2004 and 2003 and no losses were realized on the sale of such securities during fiscal 2002.

Securities with carrying values aggregating approximately $39,895,000 and $45,331,000 were pledged to secure public deposits, securities sold under agreement to repurchase, and borrowings at December 31, 2004 and 2003, respectively.

Included in other comprehensive income is $81,000 at December 31, 2004 and $778,000 at December 31, 2003, relating to the gross current year change in unrealized holding losses and gains, respectively, of available-for-sale securities.

The amortized cost and estimated fair value of securities available-for-sale by contractual maturity at December 31, 2004 are shown below (in thousands). Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
	cost	fair value
	(In Thousands)

Due in one year or less	$2,811	$2,811
Due in one year through five years	4,032	4,025
Due in five through ten years	16,313	16,181
Due in over ten years	43,803	43,428

	$66,959	$66,445

The table below shows the Corporation’s gross unrealized losses and fair value of investments, aggregated by investment category and length of time that individual investments have been in a continuous unrealized loss position at December 31, 2004. Such securities have declined in value due to current interest rate environments and not credit quality and do not presently represent realized losses. The Corporation has the ability to and anticipates that these securities, which have been in a continuous loss position but are not other-than-temporarily impaired, will be kept in portfolio. If held until maturity, it is anticipated that the investments will regain their value. If the Corporation determines that any of the above investments are impaired, they will be deemed other-than-temporarily impaired and the impairment loss will be recognized.

	As of December 31, 2004
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss
	(In Thousands)

U.S. Treasury securities and obligations of the U.S. Government corporations and Agencies	$3,253	$22	$—	$—	$3,253	$22
Collateralized mortgage obligations	30,857	213	22,244	320	53,101	533

	$34,110	$235	$22,244	$320	$56,354	$555

Note 8 – Loan and Lease Receivables and Allowance for Loan and Lease Losses

Loan and lease receivables consist of the following (in thousands):

	December 31,
	2004	2003

First mortgage loans:
Commercial real estate	$215,605	$203,920
Construction	41,910	38,621
Multi-family	17,786	19,005
1-4 family	22,814	17,070

	298,115	278,616

Commercial business loans	136,482	126,054
Direct financing leases	25,583	22,955
Second mortgage loans	5,563	5,558
Credit card and other	10,743	7,039

	476,486	440,222

Less:
Allowance for loan and lease losses	6,375	6,811
Deferred loan fees	310	306

	$469,801	$433,105

Certain of the Corporation’s executive officers, directors, and their related interests are loan customers of the Banks. As of December 31, 2004 and 2003, loans aggregating approximately $14,019,000 and $14,436,000, respectively, were outstanding to such parties. New loans granted during 2004 and 2003 were approximately $6,582,000 and $8,240,000 and loan repayments were approximately $6,999,000 and $8,359,000, respectively. These loans were made in the ordinary course of business and on substantially the same terms as those prevailing for comparable transactions with other customers. None of these loans were considered impaired.

A summary of the activity in the allowance for loan and lease losses follows:

	Year Ended December 31,
	2004	2003	2002
	(Dollars in Thousands)

Allowance at beginning of year	$6,811	$5,875	$5,523
Charge-offs:
Mortgage	—	—	—
Commercial	(25)	(37)	(2,876)
Lease	—	—	(480)
Consumer	(6)	—	(2)

Total charge-offs	(31)	(37)	(3,358)
Recoveries:
Mortgage	9	—	96
Commercial	4	773	—
Lease	122	—	—
Consumer	—	—	—

Total recoveries	135	773	96
Net recoveries (charge-offs)	104	736	(3,262)
Provision	(540)	200	3,614

Allowance at end of year	$6,375	$6,811	$5,875

Allowance as a percent of loans and leases	1.34%	1.55%	1.42%

The Corporation’s non-accrual loans and leases consist of the following at December 31, 2004 and 2003, respectively.

	At December 31,
	2004	2003
	(Dollars in Thousands)

Non-accrual loans	$696	$891
Non-accrual leases	1,566	717

Total non-accrual loans and leases	2,262	1,608
Foreclosed properties and repossessed assets, net	665	708

Total non-performing assets	$2,927	$2,316

Performing troubled debt restructurings	$—	$—

Total non-accrual loans and leases to total loans and leases	0.47%	0.37%
Total non-performing assets to total assets	0.52	0.45
Allowance for loan and lease losses to total loans and leases	1.34	1.55
Allowance for loan and lease losses to non-accrual loans and leases	281.83	423.57

The following represents information regarding the Corporation’s impaired loans:

	At December 31,
	2004	2003	2002
	(In Thousands)

Impaired loans and leases with impairment reserves required	$2,262	$2,100	$4,613

Less:
Impairment reserve (included in allowance for loan and lease losses)	470	935	1,125

Net impaired loans and leases	$1,792	$1,165	$3,488

Average impaired loans and leases	$2,112	$2,408	$4,429

Interest income attributable to impaired loans and leases	$165	$367	$165

Interest income recognized on impaired loans and leases	$73	$45	$165

The Corporation’s net investment in direct financing leases consists of the following:

	December 31,
	2004	2003
	(Dollars in Thousands)

Minimum lease payments receivable	$21,437	$19,572
Estimated unguaranteed residual values of leased property	7,713	7,061
Initial direct costs	409	340
Less unearned lease and residual income	(3,976)	(4,018)

Investment in commercial direct financing leases	$25,583	$22,955

There were no impairments of residual value of leased property during 2004 and 2003.

The Corporation also leases equipment under agreements expiring in various future years. Some of these leases provide for additional rents, based on use in excess of a stipulated minimum number of hours, and generally allow the lessees to purchase the equipment for fair value at the end of the lease term. Future aggregate maturities of minimum lease payments to be received are as follows:

2005	$6,390
2006	5,105
2007	3,470
2008	2,677
2009	1,838
Thereafter	1,957

$21,437

Note 9 – Leasehold Improvements and Equipment

A summary of leasehold improvements and equipment at December 31, 2004 and 2003 is as follows:

	At December 31,
	2004	2003
	(In Thousands)

Leasehold improvements	$754	$744
Furniture and equipment	2,088	1,906

	2,842	2,650
Less: accumulated depreciation	(1,595)	(1,273)

	$1,247	$1,377

Note 10 – Other Assets

Included in other assets is the Corporation’s 50% equity interest of $1,319,442 and $1,134,423 at December 31, 2004 and 2003, respectively, in a commercial finance leasing joint venture, m2, which specializes in the leasing of general equipment to small and middle market companies. m2 had total assets of $27,888,000 and $24,326,000 and total liabilities of $25,249,000 and $22,171,000 at December 31, 2004, and 2003, respectively. Net income of m2 for the years ended December 31, 2004, 2003, and 2002 was $484,000, $364,000 and $289,000, respectively. m2 originates certain commercial leases on behalf of FBB as well as for non-affiliated banks. Origination fees paid to m2 by FBB approximated $320,000, $292,000 and $263,000 in fiscal 2004, 2003, and 2002, respectively. FBB also makes loans to m2. Loans payable by m2 to FBB at December 31, 2004 and 2003 totaled $13,420,000 and $13,530,000 respectively, and are included in the total liabilities of m2. See Note 23.

Also reported in other assets is an equity investment of $37,000 in CapVest Fund, LP as of December 31, 2004 and 2003, for which the Corporation has an additional commitment to provide funds of $63,000. The Corporation has two tax-preferred limited partnership equity investments, Porchlight Inc., a community housing limited partnership and Chapel Valley Senior Housing, LP, in the amounts of $212,000 and $89,000, respectively, as of December 31, 2004. As of December 31, 2003, investments in these two entities were $251,000 and $107,000, respectively. The Corporation is not the general partner, does not have controlling ownership, and is not the primary variable interest holder in any of these limited partnerships.

In addition to these other investments, accrued interest and other assets includes accrued interest receivable of $1,745,000 and other assets of $2,329,000 as of December 31, 2004. As of December 31, 2003, these amounts were accrued interest receivable of $1,572,000, deferred tax assets of $251,000 and other assets of $1,707,000.

Note 11 – Deposits

Deposits are summarized as follows (dollars in thousands):

	December 31,
	2004		2003
		Weighted		Weighted
	Balance	Average Rate	Balance	Average Rate

Transaction accounts:
Demand deposits	$40,835	0.00%	$39,326	0.00%
Negotiable order of withdrawal (“NOW”) accounts	38,017	1.16	44,519	1.04

	78,852		83,845

Money market accounts	88,324	2.27	70,263	2.87
Certificates of deposit:
0.00% to 1.99%	100,385	1.68	168,807	1.46
2.00% to 2.99%	96,882	2.31	35,635	2.23
3.00% to 3.99%	34,854	3.37	7,044	3.50
4.00% and greater	75,380	4.58	71,292	4.71

	307,501		282,778

	$474,677		$436,886

A summary of annual maturities of certificates of deposit outstanding at December 31, 2004 follows (in thousands):

Matures During the Year Ended December 31,

2005	$201,769
2006	45,472
2007	27,414
2008	866
2009	1,104
2010	30,876

$307,501

      Deposits include approximately $36,981,000 and $40,210,000 of certificates of deposit, including brokered deposits, which are denominated in amounts of $100,000 or more at December 31, 2004 and 2003, respectively. Included in certificates of deposit were brokered deposits of $257.5 million and $243.7 million at December 31, 2004 and 2003, respectively.

Note 12 – Borrowed Funds

The composition of borrowed funds at December 31, 2004 and 2003 is as follows:

	December 31,
	2004			2003
		Weighted			Weighted
		Average			Average
		Balance	Weighted		Balance	Weighted
		During the	Average		During the	Average
	Balance	Year	Rate	Balance	Year	Rate
	(Dollars in Thousands)

Fed funds purchased and securities repurchase agreements	$678	$2,231	2.20%	$5,965	$2,663	1.08%
FHLB advances	23,803	22,807	1.91	19,837	18,519	3.13
Junior subordinated debentures	10,310	10,310	8.67	—	—	0.00
Trust preferred securities	—	—	0.00	10,000	10,000	8.83
Line of credit	500	665	3.76	10	10	3.75
Subordinated note payable	5,000	5,000	4.62	5,000	5,000	4.25

	$40,291	$41,013	3.99%	$40,812	$36,192	3.15%

Short-term borrowings	$23,434			$23,758
Long-term borrowings (due beyond one year)	16,857			17,054

	$40,291			$40,812

The maximum outstanding of fed funds purchased and securities repurchase agreements was $7,271,000 and $12,524,000 for the years ended December 31, 2004 and 2003, respectively.

The Corporation has a $34,268,000 FHLB open line of credit with a balance totaling $10,750,000 and $13,475,000 outstanding at December 31, 2004 and 2003, respectively, which is collateralized by mortgage-related securities and unencumbered first mortgage loans as noted below. The line of credit has an interest rate based on the overnight investment rate at the FHLB plus 45 basis points. The rate at December 31, 2004 and 2003 was 2.47% and 1.21%, respectively.

The Corporation is required to maintain, as collateral, mortgage-related securities and unencumbered first mortgage loans and secured small business loans in its portfolio aggregating at least the amount of outstanding advances from the FHLB. Loans totaling approximately $27,114,208 and $14,081,000 and mortgage-related securities totaling approximately $37,626,000 and $42,376,000 were pledged as collateral for FHLB advances at December 31, 2004 and 2003, respectively. Long-term FHLB advances bear fixed interest rates which range from 1.24% to 7.37% and 1.12% to 7.37% at December 31, 2004 and 2003, respectively, and are subject to a prepayment fee if they are repaid prior to maturity. None of the Corporation’s FHLB advances are callable.

Scheduled repayments of long-term FHLB advances December 31, 2004 are as follows (in thousands):

	Matures during
	Year Ended December 31,

FHLB advances:	2005	$11,509
	2006	9
	2007	10
	2008	1,010
	2009	11
	Thereafter	504

		$13,053

As of December 31, 2004, the Corporation has an unsecured bank line of credit of $5.0 million with an interest rate based on one-month LIBOR (London Inter Bank Offer Rate) plus 1.75% subject to a floor of 3.75% per year. The line of credit matures on April 30, 2005 and had a rate of 4.06% and 3.75% at December 31, 2004 and 2003, respectively. The balance outstanding was $500,000 and $10,000 at December 31, 2004 and 2003, respectively.

The Corporation also has a $5.0 million subordinated note payable to a bank with an interest rate based on one-month LIBOR plus 2.35%, subject to a floor of 4.25%. The note matures on December 31, 2011 and had a 4.66% interest rate at December 31, 2004. This note replaced a previous $5.0 million subordinated note that had an interest rate of 4.25% at December 31, 2003.

In December 2001, FBFS Statutory Trust I (the “Trust”), a Connecticut business trust wholly owned by the Corporation, completed the sale of $10.0 million of three-month LIBOR plus 3.60% preferred securities (the “Preferred Securities”), with a maximum rate of 12.5%. The rate at December 31, 2004 was 6.11%. The Trust also issued common securities of $300,000. The Trust used the proceeds from the offering to purchase $10.3 million of 3 month LIBOR plus 3.60% Junior Subordinated Debentures (the “Debentures”) of the Corporation. The income effects of the Debentures are the sole assets of the Trust and are consolidated in the financial statements of the Corporation, the Preferred Securities are classified in the liability section of the consolidated balance sheets and the dividends paid on the Preferred Securities are classified as interest expense in the consolidated statements of income. The Corporation fully and unconditionally guarantees the obligations of the trusts on a subordinated basis. The Corporation capitalized the debt issuance costs in 2001 of approximately $312,000, which are included in other assets, and are amortizing over the life of the securities.

Effective in the first annual period after December 31, 2003, in accordance with the application of FIN 46R, the Corporation deconsolidated the Trust from its financial statements. Accordingly, the Debentures issued by the Corporation to the Trust (as opposed to the Preferred Securities issued by the Trust) are reported in the Corporation’s consolidated balance sheet as junior subordinated debentures. The deconsolidation of the net assets and results of operations of this trust had an immaterial impact on the Corporation’s financial statements since the Corporation continues to be obligated to repay the Debentures held by the Trust and guarantees repayment of the Preferred Securities issued by the Trust. The consolidated long-term debt obligation related to the Trust increased from $10.0 million to $10.3 million upon deconsolidation, with the difference representing the Corporation’s common ownership interest in the Trust recorded in investment securities available-for-sale.

The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on December 18, 2031. The Corporation has the right to redeem the Debentures at any interest payment date within 120 days following the occurrence of a special event at the special redemption price. Special events are limited to 1) a change in capital treatment resulting in the inability of the Corporation to include the Debentures in tier 1 capital, 2) a change in laws or regulations that could require the Trust to register as an investment company under The Investment Company Act of 1940, as amended and 3) a change in laws or regulations that would

a) require the Trust to pay income tax with respect to income received on the Debentures or b) prohibit the Corporation from deducting the interest payable by the Corporation on the Debentures or c) result in greater than a de minimis amount of taxes for the Trust.

The special redemption price is 107.5% of the principal amount of the Debenture if the redemption date is before December 18, 2006 or 100% of the principal if the redemption occurs on December 18, 2006 or later.

The Corporation has the right to redeem the Debentures quarterly on or after December 18, 2006.

The Preferred Securities qualify under the risk-based capital guidelines as Tier 1 capital for regulatory purposes. The Corporation used the proceeds from the sale of the Debentures for general corporate purposes.

Note 13 – Stockholders’ Equity

The Corporation and Banks are subject to various regulatory capital requirements administered by the Federal and State of Wisconsin banking agencies. Failure to meet minimum capital requirements can result in certain mandatory, and possibly additional discretionary actions on the part of regulators, that if undertaken, could have a direct material effect on the Banks’ assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation and the Banks’ capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to and risk-weighed assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2004, that the Corporation and the Banks meet all applicable capital adequacy requirements.

As of December 31, 2004 and 2003, the most recent notification from the Federal Deposit Insurance Corporation and the state of Wisconsin Department of Financial Institutions (DFI) categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. The qualification results in lower assessment of FDIC premiums, among other benefits.

In addition, the Banks met the minimum net worth requirement of 6.0% as required by the State of Wisconsin at December 31, 2004 and 2003.

The following table summarizes the Corporation and Banks’ capital ratios and the ratios required by its federal regulators at December 31, 2004 and 2003, respectively:

					Minimum Required
			Minimum Required		to be Well
			for Capital		Capitalized Under
	Actual		Adequacy Purposes		FDIC Requirements
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)

As of December 31, 2004:

Total capital
(to risk-weighted assets)
Consolidated	$57,775	11.12%	$41,550	8.00%	N/A	N/A
First Business Bank	49,089	10.68	36,164	8.00	$45,205	10.00%
First Business Bank - Milwaukee	8,185	12.45	5,259	8.00	6,574	10.00

Tier 1 capital
(to risk-weighted assets)
Consolidated	$46,400	8.93%	$20,775	4.00%	N/A	N/A
First Business Bank	43,801	9.50	18,082	4.00	$27,123	6.00%
First Business Bank - Milwaukee	7,360	11.20	2,629	4.00	3,944	6.00

Tier 1 capital
(to average assets)
Consolidated	$46,400	8.30%	$22,365	4.00%	N/A	N/A
First Business Bank	43,801	9.18	19,430	4.00	$24,287	5.00%
First Business Bank - Milwaukee	7,360	10.09	2,918	4.00	3,648	5.00

As of December 31, 2003:

Total capital
(to risk-weighted assets)
Consolidated	$52,143	11.03%	$37,829	8.00%	N/A	N/A
First Business Bank	43,424	10.50	32,967	8.00	$41,209	10.00%
First Business Bank - Milwaukee	8,296	13.90	4,759	8.00	5,948	10.00

Tier 1 capital
(to risk-weighted assets)
Consolidated	$41,221	8.72%	$18,915	4.00%	N/A	N/A
First Business Bank	38,263	9.30	16,484	4.00	$24,725	6.00%
First Business Bank - Milwaukee	7,551	12.70	2,379	4.00	3,659	6.00

Tier 1 capital
(to average assets)
Consolidated	$41,221	8.04%	$20,509	4.00%	N/A	N/A
First Business Bank	38,263	8.60	17,814	4.00	$22,268	5.00%
First Business Bank - Milwaukee	7,551	11.20	2,697	4.00	3,372	5.00

The following table reconciles stockholders’ equity to federal regulatory capital at December 31, 2004 and 2003, respectively (in thousands):

	December 31,
	2004	2003
		(as restated)

Stockholders’ equity of the Corporation	$38,177	$25,976
Minority interests in consolidated subsidiaries	—	4,353
Unrealized and accumulated gains and losses on specific items, and other disallowed items	8,223	10,892

Tier 1 Capital	46,400	41,221
Plus: Allowable general valuation allowances and subordinated debt	11,375	10,922

Risk-based capital	$57,775	$52,143

The Banks may not declare or pay cash dividends if such declaration and payment would violate Federal and/or state regulatory requirements. Unlike the Banks, the Corporation is not subject to these regulatory restrictions on the payment of dividends to its stockholders, the source of which, however, may depend upon dividends from the Banks. At December 31, 2004, subsidiary net assets of approximately $18,140,000 could be transferred to the Corporation in the form of cash dividends without prior regulatory approval, subject to the capital needs of each subsidiary.

Note 14 – Employee Benefit Plans

The Corporation maintains a contributory 401(k) defined contribution plan covering substantially all employees. The Corporation matches 100% of amounts contributed by each participating employee up to 3% of the employee’s compensation. The Corporation made a matching contribution of 3% to all eligible employees in 2004, 2003, and 2002. The Corporation may also contribute additional amounts at its discretion. Discretionary contributions of 4.2% and 4.0% were made in fiscal 2004 and 2003. No discretionary match was made in fiscal 2002. Plan expense totaled approximately $327,000, $266,000 and $110,000 in 2004, 2003, and 2002, respectively.

The Corporation has a deferred compensation plan covering two officers under which it provides contributions to supplement their retirement. Under the terms of the agreements, benefits to be received are generally payable beginning with the date of the termination of employment with the Corporation. The expense associated with this plan in 2004, 2003, and 2002 was $290,000, $183,000, and $244,000, respectively. The present value of future payments under the plan of $1,598,000 and $1,308,000 at December 31 2004 and 2003 is included in other liabilities.

The Corporation owns life insurance policies on the lives of these two officers, which have cash surrender values of approximately $1,165,000 and $814,000 as of December 31, 2004 and 2003, respectively. The remaining balance of the cash surrender value of bank-owned life insurance of $6,276,000 and $814,000 as of December 31, 2004 and 2003, respectively, is related to policies on certain other officers of the Banks.

Note 15 – Leases

The Corporation and First Business Bank occupy space under an operating lease agreement that expires on March 31, 2016. Rent expense was approximately $647,000, $518,000 and $493,000 for 2004, 2003, and 2002, respectively. First Business Bank – Milwaukee occupies office space under an operating lease agreement that expires in March 2010. Additional space was added to the lease in 2003. Rent expense was approximately $134,000, $133,000, and $130,000 for fiscal 2004, 2003, and 2002, respectively. Included in the rent expense was contingent rent of approximately $78,000, $75,000 and $72,000 for 2004, 2003 and 2002, respectively. The lease agreements include both fixed rent increases as well as contingent rent increases. The fixed rent increases are accrued on a straight-line basis. The contingent rent increases are expensed as incurred.

Future minimum lease payments for each of the five succeeding years and thereafter are as follows (in thousands):

2005	$569
2006	561
2007	561
2008	561
2009	561
Thereafter	2,955

$5,768

Note 16 – Income Taxes

Income tax expense (benefit) applicable to income for the years ended December 31, 2004, 2003, 2002 consists of the following:

	Year Ended December 31,
	2004	2003	2002
	(In Thousands)
Current:
Federal	$(369)	$870	$(242)
State	1,030	23	(111)

	661	893	(353)

Deferred:
Federal	2,125	1,208	890
State	228	(29)	(276)

	2,353	1,179	614

Benefit of NOL carryforwards of consolidated subsidiary:
Federal	—	(84)	—
State	—	(21)	—

	—	(105)	—

Reduction of beginning of year valuation allowance applicable to consolidated subsidiary:
Federal	—	(1,046)	—
State	—	(160)	—

	—	(1,206)	—

Total income tax expense	$3,014	$761	$261

Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes.

The significant components of the Corporation’s deferred tax assets and liabilities are as follows:

	At December 31,
	2004	2003
	(In Thousands)

Deferred tax assets:
Allowance for loan and lease losses	$2,274	$2,466
Deferred compensation	627	513
Unrealized loss on securities	176	156
Unrealized losses on financial derivatives	424	914
Federal and state net operating loss carryforwards	2,598	2,516
Alternative minimum tax credit carryforwards	771	264
Low income housing credit carryforwards	80	402
Other	483	103

	7,433	7,334
Valuation Allowance	(637)	(657)

Total deferred tax assets	6,796	6,677

Deferred tax liabilities:
Leasing activities	9,015	6,283
Other	238	143

Total deferred tax liabilities	9,253	6,426

Net deferred tax asset (liability)	$(2,457)	$251

The tax effects of unrealized gains and losses on derivative instruments and unrealized gains and losses on securities are components of other comprehensive income. A reconciliation of the change in net deferred tax assets to deferred tax expense follows:

	At December 31,
	2004	2003
	(In Thousands)

Change in net deferred tax assets	$(2,708)	$51
Deferred taxes allocated to OCI	318	7
Reduction of beginning of the year valuation allowance	—	(1,206)
Other adjustments	37	(31)

Deferred income tax expense	$(2,353)	$(1,179)

Net deferred tax assets and liabilities are included in other assets and other liabilities, respectively, in the consolidated balance sheets.

First Business Financial Services, Inc. and its wholly owned subsidiaries have state net operating loss carryforwards of approximately $35,100,000 and $31,200,000 at December 31, 2004 and 2003, respectively, which can be used to offset their future state taxable income. The carry forwards expire between 2013 and 2024. A valuation allowance has been established for the future benefits attributable to certain of the state net operating losses.

      Included in deferred tax assets in 2003 is a benefit for a separate return Federal and state net operating loss carryforwards for the Business Banc Group, Inc and its subsidiary prior to the 2004 transaction. As a result of the 2004 transaction, FBFS obtained 100% ownership of BBG and its subsidiary enabling a consolidated Federal tax return to be filed in 2004. The loss carry forward is subject to certain limitations. It is expected the loss will be utilized within the carry forward period based on projected consolidated taxable earnings of First Business Financial Services, Inc. and its subsidiaries and the projected stand alone taxable income of First Business Bank – Milwaukee and appropriate tax planning strategies.

The reduction in the valuation allowance in 2003 of $1,206,000 was related to the Federal and state NOL carryforwards of BBG’s bank subsidiary, FBB-Milwaukee. The NOL carryforwards were the result of the bank’s start-up operations from its inception in June 2000 through the year ended December 31, 2002 and due to the loan loss charge-offs in 2002 totaling $2,876,000 for two large commercial loans originated by the bank. Were it not for these two loan charge-offs, the bank would have had taxable income in 2002. In 2004 and 2003, the bank had taxable income and the bank is expected to have taxable income in 2005 and future years. Furthermore, $773,000 of the loans charged off in 2002 was recovered in 2003. During 2003, FBFS determined the benefit of these NOL carryforwards to be probable of realization in full based upon the Bank’s taxable income in 2003, its recovery in 2003 of a portion of the loans charged-off in 2002, the significant reduction in non-performing loans, the ability of FBFS to sell earning assets to BBG’s bank subsidiary, the achievement of a growth in earning assets sufficient to forecast future earnings more than sufficient to utilize the full NOL, and the length of the remaining life of the NOL carryforwards which range from 17 to 19 years.

Realization of the deferred tax asset over time is dependent upon the Corporation generating sufficient taxable earnings in future periods. In determining that realizing the deferred tax was more likely than not, the Corporation gave consideration to a number of factors including its recent earnings history, its expected earnings in the future, appropriate tax planning strategies and expiration dates associated with operating loss carry forwards.

The provision for income taxes differs from that computed at the federal statutory corporate tax rate as follows:

	Year Ended December 31,
	2004	2003	2002
		(as restated)	(as restated)
	(In Thousands)
Income before minority interest in net income or loss of consolidated subsidiary and income tax expense	$6,898	$6,977	$511

Tax expense at statutory federal rate of 34% applied to income before minority interest in net income or loss of consolidated subsidiary and income tax expense	$2,345	$2,372	$174
Written option (income) expense	(2)	(462)	13
Tax exempt interest income	—	—	(4)
Reduction in beginning of year valuation allowance applicable to consolidated subsidiary	—	(1,206)	—
Increase in valuation allowance for losses of consolidated subsidiary	—	—	546
State income tax, net of Federal effect	831	(18)	(254)
Low income housing tax credits	(80)	(80)	(80)
Bank-owned life insurance	(86)	(26)	—
Change in estimate of prior year accrual	—	—	(100)
Other	6	181	(34)

Total income tax expense	$3,014	$761	$261

Effective tax rate	43.69%	10.91%	51.08%

The valuation allowance is established against certain state deferred tax assets for those entities which have state net operating loss carry forwards in which management believes that it is more likely than not that the state deferred tax assets will not be realized.

Like the majority of financial institutions located in Wisconsin, First Business Bank transferred investment securities and loans to out-of-state investment subsidiaries. The Bank’s Nevada investment subsidiaries now hold and manage these assets. The investment subsidiaries have not filed returns with, or paid income or franchise taxes to, the State of Wisconsin. The Wisconsin Department of Revenue (the “Department”) recently implemented a program to audit Wisconsin financial institutions which formed investment subsidiaries located outside of Wisconsin, and the Department has generally indicated that it intends to assess income or franchise taxes on the income of the out-of-state investment subsidiaries of Wisconsin financial institutions. FBB has received a Notice of Audit from the Department that would cover years 1999 through 2002 and would relate primarily to the issue of income of the Nevada subsidiaries. During 2004, the Department offered a blanket settlement agreement to most banks in Wisconsin having Nevada investment subsidiaries. The Department has not issued an assessment to the bank, but the Department has stated that it intends to do so if the matter is not settled.

Prior to the formation of the investment subsidiaries the Bank sought and obtained private letter rulings from the Department regarding the non-taxability of the investment subsidiaries in the State of Wisconsin. The Bank believes that it complied with Wisconsin law and the private rulings received from the Department. Should an assessment be forthcoming, the Bank intends to defend its position vigorously through the normal administrative appeals process in place at the Department and through other judicial channels should they become necessary. Although the Bank will vigorously oppose any such assessment there can be no assurance that the Department will not be successful in whole or in part in its efforts to tax the income of the Bank’s Nevada investment subsidiary. In 2004, the Bank accrued, as a component of current state tax expense, an estimated liability including interest which is the most likely amount within a range of probable settlement amounts. FBFS does not expect the resolution of this matter to materially affect its consolidated results of operations and financial position beyond the amounts accrued. Should the Department be wholly successful in its efforts to tax the income of the Nevada subsidiary then future cash flow would be negatively affected by as much as $2.2 million.

Note 17 – Commitments, Contingencies, and Financial Instruments with Off-Balance Sheet Risk

The Banks are party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to extend credit and standby letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements. The contract amounts reflect the extent of involvement the Banks have in these particular classes of financial instruments.

In the event of non-performance, the Banks’ exposure to credit loss for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Banks use the same credit policies in making commitments and conditional obligations as they do for instruments reflected in the consolidated financial statements. An accrual for credit losses on financial instruments with off-balance sheet risk would be recorded separate from any valuation account related to any such recognized financial instrument. As of December 31, 2004 and 2003, there were no accrued credit losses for financial instruments with off-balance sheet risk.

Financial instruments whose contract amounts represent potential credit risk at December 31, 2004 and 2003, respectively, are as follows:

	December 31,
	2004	2003
	(Dollars in Thousands)

Commitments to extend credit, primarily commercial loans	$139,784	$152,153
Standby letters of credit	12,876	16,026

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition in the contract. Commitments generally have fixed expiration dates or other termination clauses and may have a fixed interest rate or a rate which varies with the prime rate or other market indices and may require payment of a fee. Since some commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements of the Banks. The Banks evaluate the creditworthiness of each customer on a case-by-case basis and generally extend credit only on a secured basis. Collateral obtained varies but consists primarily of accounts receivable, inventory, equipment, securities, life insurance or income-producing commercial properties. There is generally no market for commercial loan commitments, the fair value of which would approximate the present value of any fees expected to be received as a result of the commitment. These are not considered to be material to the financial statements.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Standby letters of credit, collateralized by accounts receivable, inventory, and income-producing commercial properties, expire primarily within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The fair value of standby letters of credit is recorded as a liability when the standby letter of credit is issued. The fair value has been estimated to approximate the fees received by the Banks for issuance. The fees are recorded into income and the fair value of the guarantee is decreased ratably over the term of the standby letter of credit.

Management has estimated that there is no probable loss expected from the funding of loan commitments or stand-by letters of credit at December 31, 2004 and 2003.

In the normal course of business, various legal proceedings involving the Corporation are pending. Management, based upon advice from legal counsel, does not anticipate any significant losses as a result of these actions. Management believes that any liability arising from any such proceedings currently existing or threatened will not have a material adverse effect on the Corporation’s financial position, results of operations, and cash flows.

Note 18 – Fair Value of Financial Instruments

Disclosure of fair value information about financial instruments, for which it is practicable to estimate that value, is required whether or not recognized in the consolidated balance sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Certain financial instruments and all non-financial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not necessarily represent the underlying value of the Corporation.

The carrying amounts reported for cash and cash equivalents, interest bearing deposits, federal funds sold, federal funds purchased, accrued interest receivable and accrued interest payable approximate fair value because of their short-term nature and because they do not present unanticipated credit concerns.

Securities: The fair value of securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

Loans and Leases: Fair values are estimated for portfolios of loans with similar financial characteristics. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Banks’ historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

Federal Home Loan Bank stock: The carrying amount of FHLB stock equals its fair value because the shares can be resold to the FHLB or other member banks at their carrying amount of $100 per share par amount.

Cash surrender value of life insurance: The carrying amount of the cash surrender value of life insurance approximates its fair value.

Deposits: The fair value of deposits with no stated maturity, such as demand deposits and money market accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates offered for deposits of similar remaining maturities.

The fair value estimates do not include the benefit that results from the low cost funding provided by deposit liabilities compared to borrowing funds in the market.

Borrowed funds: Rates currently available to the Corporation and Banks for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Guaranteed trust preferred securities: Guaranteed trust preferred securities reprice frequently, and as such, fair value approximates the carrying value.

Option Liability: The option liability is carried at fair value. Fair value is based on an independent appraisal valuation. See Note 3.

Financial instruments with off-balance sheet risks: The fair value of the Corporation’s off-balance sheet instruments is based on quoted market prices and fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit standing of the related counter party.

Commitments to extend credit and standby letters of credit are generally not marketable. Furthermore, interest rates on any amounts drawn under such commitments would generally be established at market rates at the time of the draw. Fair value would principally derive from the present value of fees received for those products.

Interest rate swaps: The fair value of interest rate swaps is based on the amount the Banks would pay or receive to terminate the contract.

Limitations: Fair value estimates are made at a discrete point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation’s entire holding of a particular financial instrument. Because no market exists for a significant portion of the Corporation’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Fair value estimates, methods, and assumptions used by the Corporation to estimate fair value for its financial instruments are set forth below.

	December 31,
	2004		2003
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(In Thousands)

Financial assets:
Cash and cash equivalents	$8,671	$8,671	$12,465	$12,465
Securities available-for-sale	63,685	63,685	61,269	61,269
Loans and lease receivables	469,801	475,903	433,105	444,061
Loans held for sale	137	137	—	—
Federal Home Loan Bank stock	2,760	2,760	2,302	2,302
Cash surrender value of life insurance	7,441	7,441	814	814
Accrued interest receivable	1,745	1,745	1,572	1,572

Financial liabilities:
Deposits	474,677	475,650	436,886	440,190
Federal Home Loan Bank and other borrowings	29,981	30,091	30,812	31,546
Junior subordinated debentures	10,310	10,310	—	—
Guaranteed trust preferred securities	—	—	10,000	10,000
Interest rate swaps	1,083	1,083	2,331	2,331
Option liability, as restated	—	—	661	661
Accrued interest payable	2,209	2,209	2,172	2,172

Off-balance sheet items:
Standby letters of credit	32	32	63	63
Commitments to extend credit	—	*	—	*

* Amounts not material

Note 19 – Derivative and Hedging Activities

During 2004, 2003 and 2002 there were no ineffective fair value or cash flow hedges.

Derivative gains and losses reclassified from accumulated other comprehensive income to current period earnings are included in the line item in which the hedged cash flows are recorded. At December 31, 2004, 2003 and 2002 accumulated other comprehensive income included unrealized after tax losses of $780,000, $1,683,000 and $2,498,000 respectively, related to derivatives used to hedge funding cash flows. During 2004, 2003 and 2002, pretax losses of $1,242,000, $1,673,000 and $1,863,000, respectively, were reclassified into interest expense as adjustments to interest payments on variable-rate funding products. The estimated amount of loss expected to be classified into earnings from accumulated other comprehensive income due to net expenses on cash flow hedges within the next twelve months is $490,000.

No derivatives were terminated prior to maturity during 2004, 2003, or 2002.

The interest rate swap agreements consist of the following:

	As of December 31,
	2004				2003
	(In thousands)
	Notional	Maturity	Fixed	Variable	Notional	Maturity	Fixed	Variable
	Amount	Date	Rate	Rate	Amount	Date	Rate	Rate

Fair Value Hedges:
Callable receive-fixed interest rate swaps	$10,000	January, 2010	4.25%	2.48%	$—	n/a	0.00%	0.00%
Callable receive-fixed interest rate swaps	10,000	February, 2010	4.35	2.42	—	n/a	0.00	0.00
Callable receive-fixed interest rate swaps	10,000	November, 2010	4.00	2.42	—	n/a	0.00	0.00

Cash Flow Hedges:
Pay-fixed interest rate swaps					5,000	August, 2004	5.64	0.89
Pay-fixed interest rate swaps	10,000	October, 2006	3.94	2.25	10,000	October, 2006	3.94	0.89
Pay-fixed interest rate swaps	10,000	November, 2006	3.75	2.25	10,000	November, 2006	3.75	0.89
Pay-fixed interest rate swaps	10,000	December, 2006	4.94	2.51	10,000	December, 2006	4.94	1.04
Pay-fixed interest rate swaps	960	April, 2009	5.24	2.25	1,088	April, 2009	5.24	0.89
Pay-fixed interest rate swaps	4,823	June, 2011	5.49	2.26	4,892	June, 2011	5.49	0.89
Total derivatives used for interest rate risk management

and designated in SFAS 133 relationships	$65,783				$40,980

At December 31, 2004, 2003, and 2002, there were unrealized losses on interest rate swap agreements of $1,076,000, $2,331,000 and $3,742,000. There were no unrealized gains on interest rate swap agreements at December 31, 2004 and 2003, respectively. There were unrealized gains of $189,000 at December 31, 2002.

Note 20 – Stock Options

The Corporation adopted an incentive stock option plan in 1993 as amended in 1995, and an incentive stock option plan in 2001. The plans authorized the granting of options to acquire shares of the Corporation at the fair value of the Corporation’s stock on the date of the grant. These options must be exercised within 10 years. The options granted under the 1993 plan vest over eight years and the options granted under the 2001 plan vest over four years. At December 31, 2004, 34,229 shares were available for future grants.

The following table represents a summary of stock options activity for all periods.

	Year Ended December 31,
	2004		2003		2002
		Weighted		Weighted		Weighted
		Average		Average		Average
	Options	Price	Options	Price	Options	Price

Outstanding at beginning of year	219,739	$15.01	172,956	$9.96	183,806	$10.09
Granted	83,059	22.44	85,100	22.00	—	—
Exercised	(70,344)	8.36	(35,767)	6.85	(6,939)	6.69
Forfeited	(3,800)	22.44	(2,550)	20.18	(3,911)	18.56

Outstanding at end of year	228,654	$19.62	219,739	$15.01	172,956	$9.96

Options exercisable at year end	90,531		117,611		132,349

The following table represents outstanding stock options and exercisable stock options at the respective ranges of exercise prices at December 31, 2004.

	Options Outstanding			Exercisable Options
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Prices	Shares	Life (Years)	Price	Shares	Price

$8.23-8.66	18,982	1	$8.34	18,982	$8.34
9.09	14,929	1	9.09	14,929	9.09
11.91	5,228	3	11.91	5,228	11.91
19.38	7,624	6	19.38	7,624	19.38
19.00	17,932	7	19.00	18,532	19.00
22.00	83,400	9	22.00	25,236	22.00
22.39	80,559	10	22.39	—	—

	228,654			90,531

Concurrent with organization of BBG, 29,000 stock options were granted to employees of BBG. These stock options when vested would enable the holder to exercise the options to acquire BBG common shares which would also include an option to exchange those shares for shares of FBFS common stock. See Written Option – Note 3. The exercise price was set at $25 per share with $.10 per share allocated to the Conversion Option..

17,750 of these options were forfeited prior to December 31, 2003. 7,750 of these were exercised in 2003. An additional 6,125 options were granted in 2004. On June 1, 2004, in connection with the acquisition by FBFS of the 49% of minority interest in BBG, 9,625 BBG employee stock options were converted into 15,689 FBFS options.

Note 21 – Condensed Parent Only Financial Information

The following represents the unconsolidated financial information of the Corporation:

Condensed Balance Sheets

	December 31,
	2004	2003
		(as restated)
	(In Thousands)

Assets
Cash and cash equivalents	$486	$600
Investments in subsidiaries, at equity	54,599	41,611
Leasehold and equipment, net	811	880
Other	928	1,744

Total assets	$56,824	$44,835

Liabilities and Stockholders’ Equity
Borrowed funds	$5,500	$5,010
Junior subordinated debentures	10,310	—
Guaranteed trust preferred securities	—	10,000
Other liabilities	2,837	3,849

Total liabilities	18,647	18,859

Stockholders’ equity	38,177	25,976

Total liabilities and stockholders’ equity	$56,824	$44,835

Condensed Statements of Income

	For the Year Ended December 31,
	2004	2003	2002
		(as restated)	(as restated)
	(In Thousands)

Interest income	$—	$11	$31
Interest expense	1,150	1,099	967

Net interest expense	(1,150)	(1,089)	(936)
Other	2,036	3,138	1,683

	886	2,050	747
Non-interest expense	3,241	2,619	2,162
Loss before tax expense and equity in undistributed net income of subsidiaries	(2,355)	(569)	(1,415)
Income tax benefit	(757)	(654)	(623)

Loss before equity in undistributed net income of subsidiaries	(1,598)	85	(792)
Equity in undistributed net income of subsidiaries	5,473	5,390	1,829

Net income	$3,875	$5,475	$1,037

Condensed Statement of Cash Flows

	December 31,
	2004	2003	2002
		(as restated)	(as restated)
	(In Thousands)

Operating Activities
Net Income	$3,875	$5,475	$1,037
Adjustments to reconcile net income to net cash provided by operations:
Equity in undistributed earnings of subsidiary	(8,216)	(5,390)	(1,829)
Increase (decrease) in liabilities	(911)	(1,606)	669
Other, net	926	(603)	64

Net cash used in operating activities	(4,326)	(2,124)	(59)

Investing Activities
Payments for investment in and advances to subsidiaries	—	(78)	(2,000)
Change in loans, net	—	458	751

Net cash provided by (used in) investing activities	—	380	(1,249)

Financing Activities
Acquisition of minority shares of BBG	3,341	—	—
Exercise of stock options	589	245	46
Proceeds from advances and other borrowed funds	990	—	7,885
Repayment from advances and other borrowed funds	(500)	—	(3,925)
Purchase of treasury stock	(349)	(4)	(30)
Dividends paid	(241)	(504)	(297)
Proceeds from dissolution of BBG	382	—	—

Net cash provided by (used in) financing activities	4,212	(263)	3,679

Increase (decrease) cash and cash equivalents	(114)	(2,007)	2,371
Cash and cash equivalents at beginning of year	600	2,607	236

Cash and cash equivalents at end of year	$486	$600	$2,607

Note 22 – Earnings per Share

The computation of earnings per share for fiscal years 2004, 2003, and 2002, respectively, is as follows:

	December 31,
	2004	2003	2002
		(as restated)	(as restated)
Numerator:
Net income	$3,874,815	$5,475,314	$1,036,666

Numerator for basic earnings per share— income available to common stockholders	3,874,815	5,475,314	1,036,666

(Income) expense option liability	(7,000)	(1,361,000)	39,000

Numerator for diluted earnings per share— income available to common stockholders	3,867,815	4,114,314	1,075,666

Denominator:
Denominator for basic earnings per share—weighted-average common shares outstanding	2,249,927	2,011,797	1,980,931

Effect of dilutive securities:
Employee stock options	54,670	74,256	98,234
BBG employee stock options	1,820	10,030	9,479
Option liability	12,248	30,974	93,568

Denominator for diluted earnings per share—adjusted weighted-average common shares and assumed conversions	2,318,665	2,127,057	2,182,212

Basic earnings per share	$1.72	$2.72	$0.52
Diluted earnings per share	1.67	1.93	0.49

Note 23 – Subsequent Events. On January 4, 2005, FBB sold its 50% interest in its commercial finance joint leasing venture, m2 Lease Funds in a cash sale. Proceeds from the sale resulted in an approximate before tax gain of $973,000.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Business Financial Services, Inc.

      We have audited the accompanying consolidated balance sheets of First Business Financial Services, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, change in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Business Financial Services, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

      As discussed in Note 2 to the consolidated financial statements, the consolidated balance sheet as of December 31, 2003 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2003 have been restated.

KPMG LLP

Milwaukee, Wisconsin
April 22, 2005

Consolidated Balance Sheets

	(Unaudited)
	March 31,	December 31,
	2005	2004

	(In Thousands, Except Share Data)

Assets
Cash and due from banks	$9,813	$8,644
Interest-bearing deposits	13	27

Cash and cash equivalents	9,826	8,671
Securities available-for-sale, at fair value	87,138	66,445
Loans and leases receivable, net:
Held for sale	—	137
Held for investment	484,683	469,801
Leasehold improvements and equipment, net	1,205	1,247
Foreclosed properties	—	665
Cash surrender value of life insurance	7,529	7,441
Goodwill and other intangibles	2,881	2,896
Accrued interest receivable and other assets	4,340	5,648

Total assets	$597,602	$562,951

Liabilities and Stockholders’ Equity
Deposits	$528,714	$474,677
Securities sold under agreement to repurchase	632	678
Federal Home Loan Bank and other borrowings	8,051	29,303
Junior subordinated debentures	10,310	—
Guaranteed trust preferred securities	—	10,310
Other liabilities	10,453	9,806

	558,160	524,774

Commitments and contingencies	—	—

Stockholders’ Equity:
Preferred stock, $10 par value, 10,000 Series A shares and 10,000 Series B shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value, 8,000,000 shares authorized, 2,433,387 and 2,429,182 shares issued, 2,416,464 and 2,412,409 outstanding in 2005 and 2004, respectively	24	24
Additional paid-in capital	22,488	22,426
Retained earnings	18,799	17,229
Accumulated other comprehensive loss	(1,482)	(1,118)
Treasury stock (16,923 and 16,773 shares in 2005 and 2004, respectively), at cost	(387)	(384)

Total stockholders’ equity	39,442	38,177

Total liabilities and stockholders’ equity	$597,602	$562,951

See accompanying Notes to Consolidated Unaudited Financial Statements.

Unaudited Consolidated Statements of Income

	Three Months Ended,
	March 31,
	2005	2004

	(In Thousands, Except Share Data)

Interest income:
Loans and leases	$7,211	$6,005
Securities income:
Taxable	691	524
Fed funds sold and other	54	39

Total interest income	7,956	6,568
Interest expense:
Deposits	3,238	2,392
Notes payable and other borrowings	178	190
Guaranteed trust preferred securities	221	222

Total interest expense	3,637	2,804

Net interest income	4,319	3,764
Provision for loan and lease losses	65	—

Net interest income after provision for loan and lease losses	4,254	3,764

Non-interest income:
Service charges on deposits	214	250
Credit, merchant and debit card fees	38	33
Loan fees	145	130
Gain on sale of unconsolidated subsidiary	973	—
Increase in cash surrender value of bank-owned life insurance	88	44
Trust fee income	282	163
Written option income	—	7
Equity in earnings of unconsolidated subsidiary	5	4
Other	38	59

Total non-interest income	1,783	690

Non-interest expense:
Compensation	2,207	1,986
Occupancy	225	247
Equipment	121	119
Data processing	200	179
Marketing	163	102
Professional fees	215	310
Other	444	318

Total non-interest expense	3,575	3,261

Minority interest in net (income) loss of consolidated subsidiary	—	(6)

Income before income tax expense	2,462	1,187
Income tax expense	892	401

Net income	$1,570	$786

Earnings per share:
Basic	$0.65	$0.39
Diluted	0.64	0.37
Dividends declared per share	—	—

See accompanying Notes to Unaudited Consolidated Financial Statements.

Unaudited Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income

				Accumulated
		Additional		other
	Common	paid-in	Retained	comprehensive	Treasury
	stock	capital	earnings	income (loss)	stock	Total

	(Dollars in thousands, except per share data)

Balance at December 31, 2003	$20	$14,108	$13,861	$(1,978)	$(35)	$25,976

Comprehensive income:
Net income	$—	$—	$786	$—	$—	$786
Unrealized gains on available-for-sale securities, net of minority interest	—	—	—	600	—	600
Unrealized derivatives losses arising during the year	—	—	—	(634)	—	(634)
Realized loss on derivatives	—	—	—	371	—	371
Income tax effect	—	—	—	(128)	—	(128)

Comprehensive income						995
Stock options exercised (200 shares)	—	2	—	—	—	2

Balance at March 31, 2004	$20	$14,110	$14,647	$(1,769)	$(35)	$26,973

				Accumulated
		Additional		other
	Common	paid-in	Retained	comprehensive	Treasury
	stock	capital	earnings	income (loss)	stock	Total

	(Dollars in thousands, except share data)

Balance at December 31, 2004	$24	$22,426	$17,229	$(1,118)	$(384)	$38,177

Comprehensive income:
Net income	$—	$—	$1,570	$—	$—	$1,570
Unrealized securities losses arising during the year	—	—	—	(1,175)	—	(1,175)
Unrealized derivatives gains arising during the year	—	—	—	405	—	405
Reclassification adjustment for realized loss on derivatives	—	—	—	165	—	165
Income tax effect	—	—	—	241	—	241

Comprehensive income						1,206
Treasury stock purchased (150 shares)	—	—	—	—	(3)	(3)
Stock options exercised (4,205 shares)	—	62	—	—	—	62

Balance at March 31, 2005	$24	$22,488	$18,799	$(1,482)	$(387)	$39,442

Unaudited Consolidated Statement of Cash Flows

	Three Months Ended March 31,
	2005	2004

	(In Thousands)

Operating Activities
Net income	$1,570	$786
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	18	1
Provision for loan and lease losses	65	—
Depreciation, amortization and accretion, net	202	171
Written option income	—	(7)
Sale of loans originated for sale	137	18
Increase in cash surrender value of bank-owned life insurance	(88)	(44)
Gain on sale of loans originated for sale	1	—
Equity in earnings of unconsolidated subsidiary	(5)	(4)
Gain on sale of unconsolidated subsidiary	973	—
Minority interest in net income of consolidated subsidiaries	—	6
(Increase) decrease in accrued interest receivable and other assets	851	103
Increase (decrease) in accrued expenses and other liabilities	1,391	(2,197)

Net cash provided by operating activities	5,115	(1,167)

Investing activities
Proceeds from maturities of available-for-sale securities	7,864	4,355
Purchases of available-for-sale securities	(29,771)	(5,064)
Net (increase) decrease in loans	(14,811)	3,944
Purchases of leasehold improvements and equipment, net	(45)	(105)

Net cash used in investing activities	(36,763)	3,130

Financing activities
Net increase in deposits	54,037	(8,004)
Net increase (decrease) in FHLB line of credit	(21,752)	7,323
Net increase (decrease) in short-term borrowed funds	455	(4,186)
Exercise of stock options	62	2
Purchase of treasury stock	(3)	—

Net cash provided by financing activities	32,799	(4,865)

Net increase (decrease) in cash and cash equivalents	1,155	(2,902)
Cash and cash equivalents at beginning of period	8,671	12,465

Cash and cash equivalents at end of period	$9,826	$9,563

Supplementary cash flow information
Cash paid or credited to accounts:
Interest on deposits and borrowings	$3,511	$2,671
Income taxes	42	525

Non-cash transactions:
Deconsolidation of trust preferred securities	—	10,310

See accompanying Notes to Unaudited Consolidated Financial Statements.

NOTES TO UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of Financial Statement Presentation.

      The accompanying unaudited consolidated financial statements as of and for the three months ended March 31, 2005 and 2004 reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present a fair statement of the results for the interim periods indicated. Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The results of operations for the interim periods presented are not necessarily indicative of the results of operations to be expected for the remainder of the year.

      The following table illustrates what the Corporation’s net income and earnings per share would have been had compensation cost for the Corporation’s stock option plans been determined based on the fair value at the date of grant for awards under the stock option plans consistent with SFAS No. 123.

	Three Months Ended
	March 31,
	2005	2004

	(Dollars in Thousands, Except Share Data)

Net Income
As reported	$1,570	$786
Compensation expense under the fair value method	86	54
Pro forma	1,484	732

Earnings Per Share — Basic
As reported	0.65	0.39
Pro forma	0.61	0.36

Earnings Per Share — Diluted
As reported	0.64	0.37
Pro forma	0.61	0.34

The table below discusses the weighted average fair values for options granted as of the dates shown.

	Three Months Ended
	March 31,
	2005	2004

Expected dividend yield	0.00%	n/a
Risk free interest rate	4.14%	n/a
Expected lives	10 years	n/a

Note 2 – Allowance for Loan and Lease Losses.

      A summary of the activity in the allowance for loan and lease losses follows:

	Three Months Ended
	March 31,
	2005	2004
	(Dollars in Thousands)
Allowance at beginning of period	$6,375	$6,811
Charge-offs:
Mortgage		(3)

Total charge-offs	—	(3)
Recoveries:
Mortgage	1	4
Commercial	3	—

Total recoveries	4	4
Net recoveries (charge-offs)	4	1
Provision for loan and lease losses	65	—

Allowance at end of period	$6,444	$6,812

Allowance as a percent of total loans	1.33%	1.59%

Note 3 – Borrowed Funds.

      The composition of borrowed funds at March 31, 2005 and December 31, 2004 is as follows:

	March 31,			December 31,
	2005			2004
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Balance	Balance	Rate	Balance	Balance	Rate

	(Dollars in Thousands)

Fed funds purchased and securities sold under agreement to repurchase	$632	$2,949	2.03%	$678	$2,231	2.20%
FHLB advances	2,051	16,026	2.28	23,803	22,807	1.91
Junior subordinated debentures/Trust preferred securities	10,310	10,310	8.57	10,310	10,310	8.67
Line of credit	1,000	822	4.38	500	665	3.76
Subordinated note payable	5,000	5,000	4.96	5,000	5,000	4.62

	$18,993	$35,107	4.53%	$40,291	$41,013	3.99%

Short-term borrowings	$2,138			$23,434
Long-term borrowings (due beyond one year)	16,855			16,857

	$18,993			$40,291

      Note 4 – Stockholders’ Equity.

      The following table summarizes the Corporation and Banks’ capital ratios and the ratios required by its federal regulators at March 31, 2005 and 2004, respectively:

					Minimum Required
			Minimum Required		to be Well
			for Capital		Capitalized Under
	Actual		Adequacy Purposes		FDIC Requirements

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in Thousands)

As of March 31, 2005:

Total capital (to risk-weighted assets)
Consolidated	$59,488	11.06%	$43,019	8.00%	N/A	N/A
First Business Bank	51,061	10.99	37,181	8.00	$46,476	10.00%
First Business Bank — Milwaukee	8,353	11.66	5,731	8.00	7,164	10.00

Tier 1 capital (to risk-weighted assets)
Consolidated	$48,044	8.93%	$21,509	4.00%	N/A	N/A
First Business Bank	45,770	9.85	18,590	4.00	$27,886	6.00%
First Business Bank — Milwaukee	7,454	10.40	2,866	4.00	4,298	6.00

Tier 1 capital (to average assets)
Consolidated	$48,044	8.27%	$23,246	4.00%	N/A	N/A
First Business Bank	45,770	9.07	20,192	4.00	$25,240	5.00%
First Business Bank — Milwaukee	7,454	9.78	3,049	4.00	3,811	5.00

As of March 31, 2004:

Total capital (to risk-weighted assets)
Consolidated	$53,052	11.02%	$38,531	8.00%	N/A	N/A
First Business Bank	44,764	10.60	33,776	8.00	$42,220	10.00%
First Business Bank — Milwaukee	8,267	14.23	4,648	8.00	5,810	10.00

Tier 1 capital (to risk-weighted assets)
Consolidated	$42,022	8.72%	$19,265	4.00%	N/A	N/A
First Business Bank	39,478	9.35	16,888	4.00	$25,332	6.00%
First Business Bank — Milwaukee	7,540	12.98	2,324	4.00	3,486	6.00

Tier 1 capital (to average assets)
Consolidated	$42,022	8.15%	$20,634	4.00%	N/A	N/A
First Business Bank	39,478	8.78	17,991	4.00	$22,489	5.00%
First Business Bank — Milwaukee	7,540	11.26	2,679	4.00	3,349	5.00

Note 5 – Stock Options.

      The following table represents a summary of stock options activity as of March 31, 2005.

	Three Months Ended
	March 31,
	2005
		Weighted
		Average
	Options	Price

Outstanding at beginning of period	228,654	$19.62
Granted	12,000	24.00
Exercised	(4,205)	14.74

Outstanding at end of year	236,449	$19.93

Options exercisable at March 31, 2005	127,414

Note 6 – Earnings per Share

      The following table is a reconciliation of net income and shares outstanding to the net income and number of shares used to compute earnings per share for the three months ended March 31, 2005 and 2004, respectively.

	Three Months Ended March 31,
	2005	2004

Numerator:
Net income	$1,569,946	$786,198

Numerator for basic earnings per share—income available to common stockholders	1,569,946	786,198

(Income) expense option liability	—	(7,000)

Numerator for diluted earnings per share—income available to common stockholders	1,569,946	779,198

Denominator:
Denominator for basic earnings per share—weighted-average common shares outstanding	2,413,860	2,021,033

Effect of dilutive securities:
Employee stock options	48,489	68,413
BBG employee stock options	—	4,650
Option liability	—	30,003

Denominator for diluted earnings per share—adjusted weighted-average common shares and assumed conversions	2,462,350	2,124,099

Basic earnings per share	$0.65	$0.39
Diluted earnings per share	0.64	0.37

Note 7 – Sale of Unconsolidated Subsidiary

      On January 4, 2005, FBB sold its 50% interest in its commercial finance joint venture, m2 Lease Funds in a cash sale. Proceeds from the sale resulted in an approximate before tax gain of $973,000.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        None.

Item 15. Financial Statements and Exhibits

(a)	Financial Statements

               The financial statements listed on the Index included under “Item 13 – Financial Statements and Supplementary Data” are filed as a part of this Registration Statement on Form 10.

(b)	Exhibits.

See Exhibit Index.

Signatures

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST BUSINESS FINANCIAL SERVICES, INC.
By:	/s/ Jerome J. Smith
Jerome J. Smith
Director and Chief Executive Officer
June 24, 2005

Exhibit Index*

Exhibit No.	Exhibit Name

3.1	Amended and Restated Articles of Incorporation of First Business Financial Services, Inc.

3.2	Amended and Restated Bylaws of First Business Financial Services, Inc.

4	Pursuant to Item 601(b)(4)(iii) of Regulation S-K, the Registrant agrees to furnish to the Securities and Exchange Commission, upon request, any instrument defining the rights of holders of long-term debt not being registered that is not filed as an exhibit to this Registration Statement on Form 10. No such instrument authorizes securities in excess of 10% of the total assets of the Registrant.

10.1	2001 Equity Incentive Plan

10.2	Form of Stock Option Agreement

10.3	Employment Agreement dated June 23, 1995 between the Registrant and Jerome J. Smith, as amended, June 25, 2004.

10.4	Employment Agreement amended and restated September 21, 2004 between First Business Bank and Corey Chambas

21	Subsidiaries of the Registrant

*All exhibits previously filed.